UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 1-E

                         NOTIFICATION UNDER REGULATION E

ITEM 1.  THE ISSUER

         The name of the Issuer is Infinity Capital Group, Inc. The address of its principal business office is 80 Broad Street, 5th Floor, New York, NY 10004. The phone number at its principal business office is (212) 962-4400.

ITEM 2.  AFFILIATES AND PRINCIPAL SECURITY HOLDERS OF ISSUER

(a)

       NAME AND ADDRESS                NATURE OF AFFILIATION     NUMBER OF SHARES      % TOTAL (1)         % TOTAL (2)
                                                                 BENEFICIALLY OWNED
====================================== ========================= =================== =================== ==================
Gregory H. Laborde                     CEO, President,                    3,207,250              48.99%             17.29%
(through GHL Group, Ltd.)              Director and Chairman
255 Warren Street, Suite 1504
Jersey City, NJ 07302

Theodore A. Greenberg                  Chief Investment Officer           1,100,000              16.80%              5.93%
80 Broad Street, 5th Floor             CFO, Secretary and
New York, NY  10004                    Director
---------------------------------------------------
(1) Relates to current percentage
(2) Relates to percentage based on completion of Offering and issuance of entire 12,000,000 shares


(b) Principal Security Holders of Issuer (10% or greater beneficial ownership)

                 NAME AND ADDRESS                 TITLE          NUMBER OF SHARES           % TOTAL (1)           % TOTAL (2)
                                                                BENEFICIALLY OWNED
============================================= ============== ========================== ===================== ====================
Gregory H. Laborde                            Common                         3,207,250                48.99%               17.29%
(through GHL Group, Ltd.)                     Restricted
CEO, President, Director and Chairman
255 Warren Street, Suite 1504
Jersey City, NJ 07302

Theodore A. Greenberg                         Common                         1,100,000                16.80%                5.93%
Chief Investment Officer                      Restricted
CFO, Secretary and Director
80 Broad Street, 5th Floor
New York, NY  10004
---------------------------------------------
(1) Relates to current percentage
(2) Relates to percentage based on completion of Offering and issuance of entire  12,000,000 shares

The above named individuals based on their percent holdings of the Company's Common Stock are deemed to have controlling interests in the issuer as specified in section 2(a)(9) of the 1940 Act.

ITEM 3.  DIRECTORS AND OFFICERS

(a)      The  following  is a  list  of  the  Issuers  Directors  and  Executive
         Officers:

   NAME AND ADDRESS                  AGE            POSITION
================================= ========= ===================================
Gregory H. Laborde (*)               44     Chief Executive Officer,
255 Warren Street, Suite 1504               President, Director and Chairman
Jersey City, NJ  07302

Theodore A. Greenberg (*)            49     Chief Investment Officer,
80 Broad Street, 5th Floor                  Chief Financial Officer,
New York, NY  10004                         Secretary and Director

Pierce McNally                       59     Director
c/o Gray Plant Mooty
500 IDS Center
80 South 8th Street
Minneapolis, MN  55402

Conrad R. Huss                       56     Director
20 Rebel Run Drive
East Brunswick, NJ  08816

Ernest D. Chu                        60     Director
1234 S. Military Trail, #1812
Deerfield Beach, FL  33443
---------------------------------------------
(*) Interested Directors of Infinity within the meaning of the 1940 Act.


(b) Each Officer of the Issuer, indicating all positions and offices held with the Issuer.

Gregory H. Laborde (*)     Chief Executive Officer, President, Director and
                           Chairman

Theodore A. Greenberg (*)  Chief Investment Officer, Chief Financial Officer,
                           Secretary and Director

----------------------------------------------------------
* Interested Directors of Infinity within the meaning of the 1940 Act.



(c)      Investment Advisers

Investment Adviser:        None

Management Adviser:        None

Independent Advisers:      Pierce McNally, Conrad R. Huss and Ernest D. Chu

ITEM 4.  COUNSEL FOR ISSUER

Michael A. Littman
Attorney at Law
7609 Ralston Road
Arvada, Colorado 80002
(303) 422-8127
(303) 431-1567 fax

ITEM 5.  EVENTS MAKING EXEMPTION UNAVAILABLE

         There has not been any event specified in Rule 602(b), (c) or (d) that has occurred which would make an exemption under this regulation unavailable for securities of the issuer.

ITEM 6.  JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

         (a)  The  Issuer   intends  on  initially   offering   the   securities
contemplated herein in the following states:

         California, New York, New Jersey, Texas, and Florida

         In addition to filing Form U-1 and U-2 with the Department of Corporations of each of the above listed states and any related state forms, the Issuer intends on filing the same notification by coordination form and uniform consent to the service of process forms in the remaining 45 states.

         (b) The offering will be made by mail and telephone in the above listed states, after such states have received notification of the offering.

ITEM 7. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

There have been unregistered securities offered or sold by the issuer or any one of its affiliates within the one year prior to the filing of this notification, as follows:

         1. Common Stock.

         (a) The Company issued 33,992 restricted shares for settlement of a debt of $11,096.58. The shares were issued on June 8, 2009.

         (b) The Company issued 102,500 restricted shares in connection with the acquisition of NPI08, Inc., on June 17, 2008. (c) The Company issued 40,500 restricted shares from the exercise of Class A Warrants for common stock- $.25 on November 15, 2008.

         (d) The Company issued 49,000 shares at a purchase price of $.80 per share for an aggregate amount of $39,200 pursuant to Regulation E. The shares were issued without any restrictive legend on June 17, 2008.

         (e) The Company issued 50,625 shares at a purchase price of $.80 per share for an aggregate amount of $40,500 pursuant to Regulation E. The shares were issued without any restrictive legend on July 11, 2008.

         2. Convertible Loan.

         On June 1, 2009 Infinity Capital Group, Inc. ("the Company") completed a $125,000 Convertible Loan with certain accredited investors (collectively, the "Investors"), pursuant to which the Company issued to the Investors, or their designees, a 90 day Promissory Note bearing interest at 7% per annum secured by a Pledge of 250,000 shares of Infinity Capital Group, Inc. and 200,000 shares of Strategic Energy & Environmental Resources, Inc. As additional consideration for the Convertible Loan, the Company transferred 15,000 of its shares of Strategic Environmental & Energy Resources, Inc, and promised to transfer in the future 10% of any equity interest retained by the Company in NPI08, Inc, after a merger transaction to the Investor. The Investors have the option to convert all or part of their principal balance and accrued interest into shares of the Company at $.40 per share.

         3. Stock Option And Award Plan Benefits.

         As of the date hereof, 600,000 Options had been granted under the Stock Option and Award Plan to various directors and an employee of the Company. This amount includes the following:



                    NAME                             NUMBER OF OPTIONS
----------------------------------------------  -----------------------------

Ernest D. Chu                                             111,000

Conrad R. Huss                                            137,000

Pierce McNally                                            156,000

Joseph M. Chiappetta                                      196,000
                                                -----------------------------

                    TOTAL                                 600,000

         4. GHL Group,  Ltd., an affiliate of the Company  controlled by Gregory
H. Laborde, sold 405,000 shares as follows:

               Theodore A. Greenberg - 300,000 at $.25 on 7/22/08 Pactec - 85,000 at $.25 on 7/22/08
               Yves  Gervais  -  20,000 at $0 on 7/22/08

         5. Theodore A. Greenberg an affiliate of the Company purchased 500,000 as follows:

               GHL Group, Ltd - 300,000 at $.25 on 7/22/08
               WirelessAge Communications, Inc. - 200,000 at $.10 on 7/22/08

ITEM 8.  OTHER PRESENT OR PROPOSED OFFERINGS

        The Issuer anticipates raising additional capital, subject to capital market conditions and its initial success with its investment strategy. Such additional offerings shall be conducted as registered offerings and will be filed on Form N-2, if commenced prior to completion of one full year from the commencement of this offering, or pursuant to a private offering exemption.

ITEM 9.  EXHIBITS

        (a)       1.       Articles of Incorporation (*)
                  2.       Bylaws (*)
        (b)                Subscription Agreement (*)
        (c)                Not Applicable
        (d)                Offering Circular dated June 12, 2009
        (e)                Not Applicable
        (f)                Not Applicable
-----------
        (*) Included under Exhibit (d) Offering Circular


SIGNATURES

This notification has been signed in the City of New York, State of New York, on June 15, 2009.



                           Infinity Capital Group, Inc.


                           By:/s/ Gregory H. Laborde
                              ________________________
                              Gregory H. Laborde
                              Chief Executive Officer

                         OFFERING CIRCULAR JUNE 12, 2009

                     ** INFINITY CAPITAL GROUP, INC. LOGO **


                          INFINITY CAPITAL GROUP, INC.
                   ------------------------------------------
             (Exact name of registrant as specified in its charter)

                           80 Broad Street, 5th Floor
                            New York, New York 10004
                              Phone (212) 962-4400
                               Fax (212) 962-4422
                  (Principal Business Address and Phone Number)
                                   $4,800,000

             A TOTAL OF 12,000,000 SHARES ARE OFFERED AT $0.40 EACH
Infinity Capital Group, Inc. ("Infinity", "ICGP" or the "Company") is hereby offering 12,000,000 Shares ("Shares") to the public on a "best efforts" basis. If all of the Shares are sold, the Company will receive gross proceeds of $4,800,000. The price of the shares has been determined as equivalent to the last sale price as quoted on OTC:BB on May 27, 2009. The Company, a Maryland corporation, is a non-diversified, closed end management investment company that has filed notice of its intent to be regulated as a "business development company" ("BDC") with the United States Securities and Exchange Commission, as that term is defined under the Investment Company Act of 1940 ("1940 Act"). The Company's common stock currently trades on the OTC:BB ("Over-the-Counter Bulletin Board") under the symbol "ICGP" and commenced trading on September 10, 2008.


THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. ALL INVESTORS ARE ENCOURAGED TO THOROUGHLY READ THE SECTION ENTITLED "RISK FACTORS" WHICH BEGINS ON PAGE 23 OF THIS PROSPECTUS.

====================== ========================= ================================= ===========================
                       OFFERING PRICE TO PUBLIC  UNDERWRITING DISCOUNTS AND        DISBURSEMENT TO COMPANY(B)
                                                      COMMISSIONS(A)
---------------------- ------------------------- --------------------------------- ---------------------------
Per Share                       $0.40                        $0.04                         $0.36
....................... ......................... ................................. ...........................
Total Maximum Shares         $4,800,000                    $480,000                     $4,320,000
====================== ========================= ================================= ===========================

        (A) The Company intends to use its "best efforts" to sell directly to the public a maximum of 12,000,000 Shares. The Company may also offer Shares through broker-dealers who are members of the National Association of Securities Dealers, Inc. ("NASD"). On sales made directly to the public by the Company, no commission or any other form of remuneration will be paid. On sales made by NASD broker-dealers, a commission of up to 10% of the dollar amount of the Shares sold by such broker-dealer will be paid. As of the date of this Offering Circular, no broker-dealer has been retained by the Company or agreed to attempt to sell the Shares.

        (B) The proceeds to the Company set forth in the cover page of this Offering Circular have been computed before deduction of expenses that will be incurred in connection with this Offering (excluding any broker-dealer commissions), including filing, printing, legal, accounting, and other fees, which are estimated at $100,000.

         This offering ("Offering") is being conducted by the Company on a "best efforts" basis. You must purchase a minimum of 500 of our Shares ($200) to participate in this Offering. No sales commissions or finder's fees will be paid to the Company, its officers, directors or affiliates in connection with the offer or sale of the securities covered by this Offering Circular. The Company may pay up to a 10% commission to registered representatives of brokers and dealers that are members of the National Association of Securities Dealers, Inc. but in no event greater than a total of $480,000 of the aggregate cash proceeds raised pursuant to this Offering Circular. The date of this Offering Circular is June 12, 2009. This Offering shall commence promptly following the date of this Offering Circular and shall terminate on the earlier of (a) the completion of this Offering, or (b) June 12, 2010 ("Offering Close Date"). Notwithstanding the foregoing, the Company has the discretion to terminate the Offering at any time prior to the Offering Close Date. No minimum shares need be sold in order to complete this Offering and upon receipt by the Company of the proceeds of the Offering, the proceeds shall be placed directly into the bank account of the Company. This Offering and sale of the Shares offered hereby is pursuant to the exemption from registration under the Securities Act pursuant to Regulation E under that Act.

         The Company will accept cash and cash equivalents as consideration for the Shares issued herein. In the event that the Company receives marketable securities for its Shares, the value of such marketable securities shall be determined and based on the bid price of said marketable securities one business day prior to the date said securities are delivered to the Company.


                                 ANNUAL REPORTS

         Infinity will furnish to each investor an annual report containing audited financial statements, and quarterly reports for each of the first three-quarters of each fiscal year containing unaudited financial statements. Each investor who consents to delivery of these reports electronically, by either having the reports posted on an Internet site to which the investor will have access or via electronic mail, will have access as such. Absent consent to delivery of these reports by either an Internet site or electronic mail, each investor will be entitled to delivery of these reports via first class mail. The use of forecasts in this Offering is prohibited. Any representations to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence that may flow from an investment in Infinity is not to be relied upon by any investor.

         No broker-dealer, salesman, or any other person is authorized to give any information or to make any representation not contained in this Offering Circular or the authorized selling materials described herein in connection with the offer contained herein, and, if given or made, such information or representation must not be relied upon as having been authorized by Infinity or its officers and directors.

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                    -----------
ITEM 1. OFFERING CIRCULAR SUMMARY                                        4
ITEM 2. GENERAL DESCRIPTION OF INFINITY                                  8
ITEM 3. PLAN OF DISTRIBUTION OF OFFERING                                 32
ITEM 4. MANAGEMENT AND CERTAIN SECURITY HOLDERS OF THE ISSUER            33
ITEM 5. PORTFOLIO COMPANIES                                              41
ITEM 6. CAPITAL STOCK AND OTHER SECURITIES                               44
ITEM 7. FINANCIAL STATEMENTS                                             45

                                    EXHIBITS
FINANCIAL STATEMENTS                                                   EX "A"
                                                                       EX "A1"
                                                                       EX "A2"
ARTICLES OF INCORPORATION                                              EX "B"
BYLAWS                                                                 EX "C"
SUBSCRIPTION AGREEMENT                                                 EX "D"

ITEM 1.  OFFERING CIRCULAR SUMMARY

     This summary highlights information contained elsewhere in this offering circular. This summary is not complete and is not intended to contain all of the information that investors should consider before investing in our shares. You should read the entire offering circular before investing in our shares.

1. THE COMPANY. The Company has elected to be treated as a business development company under the Investment Company Act of 1940. We currently operate as a publicly trading business development company and are subject to the reporting requirement of the Securities and Exchange Act of 1934. We are managed and operated by a highly qualified management team. Our management team implements our investment objective and strategies, perform due diligence on our potential investment opportunities and will set our strategic and operational direction. They manage our day-to-day operations, including our accounting, finance, marketing, record-keeping, perform due diligence on potential investment opportunities and regulatory compliance. Our management team will identify, structure and negotiate investments for the Company, as well as monitor and assist our portfolio companies. The executive officers of Infinity are Greg Laborde and Theodore A. Greenberg. Mr. Laborde has over 20 years of professional experience in the securities industry in the areas of investment banking, trading, sales and financial consulting. From 1986 to 1997, Mr. Laborde worked for a number of NYC based investment banks, including Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing totaling over 100 million dollars. In 1999 he founded and took public Origin Investment Group, a business development company that was involved in investing in IT related businesses. Mr. Greenberg is a senior financial executive with more than 25 years experience in private equity, consulting, industry and public accounting. He was a General Partner and co-founder of Park Avenue Equity Partners, LP, a $110 million private equity fund focused on the middle market. Each investment opportunity will be reviewed by our Board of Directors to determine whether such opportunity meets the investment objectives of the Company as well as its investment criteria. Biographies of all officers and directors are described on page 34.

     INVESTMENT OBJECTIVE/INVESTMENT CRITERIA AND PRINCIPAL STRATEGIES Our investment objective is to provide long term capital appreciation to our investors. Our goal is to identify special situation investment opportunities in emerging growth companies that are in need of an expansion or mezzanine round of financing. Our shareholders will earn returns through appreciation in the price of their shares and, when deemed appropriate by our board of directors, through cash dividends of net investment income and distributions of realized gains of securities. We intend on investing in emerging growth companies which we define as (A) publicly traded companies whose market for their securities are thinly traded which may be caused by a shift in business direction, change in market or industry in which they operate, or various other factors causing their stock and trading in their stock to not be in or fall out of favor; (B) publicly traded companies that have non-marginable-1* securities or a market capitalization under $250 million and seek expansion or mezzanine capital to implement growth strategies executable within 12-24 months; and (C) private companies seeking expansion or mezzanine financing and which wish to access the equity capital markets within the next 12 months. We believe an emerging growth company in which we will likely invest will have several of the following attributes: (1) either a United States based publicly held company with a market capitalization under $250 million or its securities are non-marginable securities or a United States based privately held company seeking to go public in the near future; (2) an established operating history with a minimum annual revenue run rate approaching or in excess of one million dollars, a positive EBITDA run rate or through deleveraging and/or through additional equity capitalization, the Company will have a positive EBITDA and the Company has cash to fund its operations for six months; (3) a strong management team with significant equity ownership and which possess an expansion or consolidation plan allowing for exceptional growth in the near and long term; (4) a turnaround situation where potential performance improvements can be identified or the source of financial distress can be removed by deleveraging or through additional equity capitalization. We will emphasize investing in the private placement of common stock, convertible debentures or

1* any class of securities with respect to which a member of a national securities exchange, broker, or dealer may extend or maintain credit to or for a customer pursuant to rules or regulations adopted by the Board of Governors of the Federal Reserve System under section 7 of the Securities Exchange Act of 1934 convertible preferred stock of private and publicly held companies that we anticipate will be converted into common stock and registered for public sale within a short period of time. In addition, we may participate in bridge financings in the form of loans or other preferred securities which are convertible into common stock of the issuer or issued together with equity participation, or both, for companies which we anticipate will complete a stock offering or other financing within one to two years from the date of our investment. To a lesser extent, we may also make bridge loans to emerging growth companies, either secured or unsecured, intended to carry the borrower to a private placement or an initial public offering, or to a merger, acquisition, or other strategic transaction. We do not have any fixed policy concerning the types of businesses or industry groups in which we will invest or as to the amount of funds that we will invest in any one issuer. After carefully selecting our portfolio companies, we will seek to enhance their competitiveness by offering to provide managerial assistance, including assistance in preparing for future rounds of private or public financing, recruiting management, refining business strategy, assisting with general business operations and making introductions to venture firms, investment banks and other potential sources of capital.

2. LEGAL AND TAX STATUS We have been formed as a corporation subject to tax pursuant to Subchapter C of the Internal Revenue Code of 1986, as amended (the "INTERNAL REVENUE CODE"). In the future, if deemed appropriate by our board of directors, we will elect to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code. To qualify for Subchapter M status, we must meet qualifying income distribution and asset diversification requirements. If we make the election to be treated as a RIC, in each year in which we are able to meet the requirements of Subchapter M, we will generally not be subject to federal taxation on net investment income and net capital gains that we distribute to our stockholders. If we make the election and are not able to meet the requirements of Subchapter M in any given year, however, our income would be fully taxable at the federal level, which could result in a substantial reduction in income available for reinvestment or distribution to our stockholders. If the Company fails to meet the requirements of Subchapter M in its first taxable year or, with respect to later years, for more than two consecutive years and then seeks to requalify under Subchapter M, it would be required to recognize gain to the extent of any unrealized appreciation on its assets. In that case, any gain recognized by the Company may be distributed to shareholders as a taxable distribution. In order to qualify for RIC status, we are required to make the election in the first month of the taxable year. The Company does not currently qualify for RIC status.

3. DISTRIBUTION OF DIVIDENDS/CAPITAL GAINS Cash dividends from operations will be made to all shareholders from net investment income and net realized capital gains as deemed appropriate by our board of directors and if we make the election to be treated as a RIC, to enable us to qualify and once we qualify, to maintain our RIC status under subchapter M of the Internal Revenue Code. We will increase or decrease dividends from time to time as deemed appropriate by our board of directors and to reflect increases or decreases in current rates of our investment income and net realized capital gains. Dividends will be made from net investment income and net realized capital gains as deemed appropriate by our board of directors however, dividends may also be made from capital, so long as we have sufficient capital to assure repayment of all of our obligations and such capital distributions are allowed under corporate law and the Investment Company Act of 1940.

4.   CONTEMPLATED INVESTMENTS

     The Company intends on managing the Net Proceeds it may achieve from its Offering as follows:

(a) We plan to invest a portion of the proceeds in Infotech Global, Inc. ("IGI"), a Piscataway, NJ based heath care IT company, with approximately $12,500,000 in 2008 revenues. IGI develops health care IT solutions focused on connecting trading partners, a critical part of emerging initiatives such as Health Information Exchanges (HIE), Health Information Networks
     (HIN) and Electronic Health Records (EHR). IGI's ORBIT(R) software provides the foundation for custom and packaged portal solutions, such as the ORBIT(R) Affiliated Physicians Portal, that allow health care consumers, providers, payers, pharmacies, labs, application vendors and financial institutions to reduce administrative costs, improve financial transparency, and enhance clinical information exchange. IGI provides a range of IT and BPO services that enable organizations to integrate diverse systems, translate data, enhance workflow, improve overall administrative efficiencies and meet federal and state mandates for administrative simplification and health information exchange.

     The healthcare industry has been slow to embrace technology with studies indicating only 9% of doctors having Electronic Medical Records ("EMR") capabilities in their offices. The recently passed American Recovery and Reinvestment Act of 2009 ("Stimulus") provides strong financial incentives for hospitals and physicians to adopt EMR technology and financial penalties for those who don't. To receive the highest financial incentive providers need to demonstrate "meaningful" use of health information technology starting in 2010. Additionally, individual states are beginning to mandate Electronic Data Interchange ("EDI") between payers and healthcare providers. With its web-based portal technology and deep healthcare domain knowledge, IGI is uniquely positioned to capitalize on this market opportunity and was chosen by the State of Minnesota from 37 respondents to an RFP. Minnesota was the first state to adopt this requirement and others have approved but not year implemented similar mandates or have similar legislation in process. HTTP://WWW.IGIHEALTH.COM/

     On June 8, 2009 Infinity signed a term sheet to acquire a $1,250,000 Convertible Note from IGI. Pursuant to the term sheet, the shares underlying the Convertible Note and shares Infinity is to receive for services total 25% of IGI current issued and outstanding. The term sheet is non-binding and an investment transaction can only take place if and when both parties have executed a formal definitive written agreement. Such future definitive written agreement shall be disclosed on a Form 8K.

(b) We plan to invest a portion of the proceeds in connection with the acquisition of a yet to be identified private company looking to go public via NPI08, Inc. (Pink Sheets: NPIE), a Portfolio Company of Infinity in accordance with a future merger and investment term sheet between the private company, and Infinity. Such future merger and investment term sheet, or portfolio investment sheet, shall be disclosed on a Form 8K as soon as Letter of Intent is executed.

(c) A portion of the proceeds will be used to fund Infinity's operating costs which management projects to be $421,440 in the next 12 months.

5. In addition, management is currently evaluating several potential investment opportunities, Including, control acquisitions in publicly traded companies, private companies who intend to file a self registration or intend to merge with an Infinity portfolio company to access the public markets within 12 months, as well as follow on investments in our existing portfolio companies. Such future portfolio investment shall be disclosed on a Form 8K as soon a Letter of Intent is executed. The balance of the funds raised in this Offering will be invested in money market accounts and other professionally managed accounts until suitable investment opportunities develop and are approved by our Board of Directors.

6. RISKS Whether or not an investment in Infinity ultimately results in an economic benefit to an investor depends on many factors, some of which are beyond the control of the management team. Typically, our investments in our portfolio companies are highly illiquid in nature by virtue of having either a thinly traded secondary market with very little depth and liquidity or no market for such securities at all at the time of our investment. As an overview, venture capital financing typically occurs in three stages. A seed round is the first round of professional venture capital financing received by a newly formed company in a high-growth industry. The proceeds of a seed round are often used to complete product development and to fund operations of a company's core technical and management team. An expansion round is the second or third round of professional venture capital financing. The proceeds of an expansion round are often used to expand sales, marketing or production capabilities, to further develop infrastructure and to add necessary staffing. A mezzanine round is typically the last round of venture capital financing prior to an anticipated merger or initial public offering. The proceeds of a mezzanine round are generally used for strategic purposes. Our investment strategy will emphasize mezzanine and expansion round financing because we believe that these types of investments are of lower risk than earlier rounds of financing and also allow for an earlier opportunity for realization of gains. However, venture capital investments generally involve a high degree of business and financial risk and may result in substantial losses. The purchase of our shares involves a number of significant additional risks. Prospective investors should also carefully consider all of the risks that exist with respect to an investment in our shares. See "Risk Factors".

7. MANAGEMENT OF THE COMPANY Our management team will present investment opportunities to the Company which are in their opinion, meet the Company's investment objectives and criteria. They will jointly perform due diligence on each prospective investment opportunity and assist in structuring the terms of investment. Each opportunity presented will be reviewed by the Board of Directors of the Company, which will then determine whether such investment opportunity meets the investment criteria parameters as set forth and enumerated by the Company. The Board of Directors of the Company, a majority of which will be disinterested Directors, will determine whether each investment opportunity presented by the management team meets such investment criteria. The Company's management team will manage the Company's day to day operations and will work in concert to perform due diligence on eligible portfolio companies and to structure investments in such companies.

8. TAX CONSIDERATIONS The "Tax Information" section in this document applies primarily to investors who are individuals and not to trusts, pension and profit-sharing plans, or corporations. Because actual tax consequences will depend on each investor's unique circumstances, each prospective investor is advised to seek independent tax and financial counsel in evaluating the individual merits and suitability of this investment.

9. USE OF PROCEEDS. We plan to invest a portion of the proceeds in Infotech Global, Inc. ("IGI"), a Piscataway, NJ based heath care IT company, with approximately $12,500,000 in 2008 revenues. On June 8, 2009 Infinity signed a term sheet to acquire a $1,250,000 Convertible Note from IGI. Pursuant to the term sheet, the shares underlying the Convertible Note and shares Infinity is to receive for services total 25% of IGI current issued and outstanding. The term sheet is non-binding and an investment transaction can only take place if and when both parties have executed a formal definitive written agreement. Such future definitive written agreement shall be disclosed on a Form 8K. We plan to invest a portion of the proceeds in connection with the acquisition of a yet to be identified private company looking to go public via NPI08, Inc. (Pink Sheets: NPIE), a Portfolio Company of Infinity in accordance with a future merger and investment term sheet between the private company, and Infinity. Such future merger and investment term sheet, or portfolio investment sheet, shall be disclosed on a Form 8K as soon as Letter of Intent is executed. A portion of the proceeds will be used to fund Infinity's operating costs which management projects to be $421,440 in the next 12 months. In addition, management is currently evaluating several potential investment opportunities, Including, control acquisitions in publicly traded companies, private companies who intend to file a self registration or intend to merge with an Infinity portfolio company to access the public markets within 12 months, as well as follow on investments in our existing portfolio companies. Such future portfolio investment shall be disclosed on a Form 8K as soon as Letter of Intent is executed. The balance of the funds we intend on seeking out special situation investment opportunities in eligible portfolio companies which meet our investment criteria and present an opportunity for us to achieve an exceptional return on our investment as a long term investment. Prior to making any investment of this nature, we intend on managing the Net Proceeds-2* received from this Offering as follows: (A) Pending investment in venture financing transactions and pending distributions, we will invest in (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) repurchase agreements fully collateralized by U.S. government securities;
     (iii) short-term high-quality debt instruments of U.S. corporations.

10. SUITABILITY REQUIREMENTS An investment in our shares involves a considerable amount of risk. Because it is possible that you may lose some or all of your investment, you should not invest in our shares unless you can afford a total loss of your investment. Prior to making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal situation, (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult your broker and financial advisor to determine whether the risk profile of your account is suitable for this investment.

2* Net Proceeds: Proceeds resulting after payment of initial offering costs (printing, telephones, rent, postage, blue sky, salaries, commissions, finder's fees, legal/accounting, insurance).

FORWARD-LOOKING INFORMATION

         Some of the statements contained in this document and the documents incorporated herein are by reference. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms or other comparable terminology. The forward-looking statements contained or incorporated by reference in this document involve known and unknown risks, uncertainties and other factors that may cause Infinity Capital Group, Inc.'s ("Infinity") actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this document and the documents incorporated herein by reference, and may include statements as to:

         o        our future operating results;
         o our business prospects and the prospects of our portfolio companies;
         o        the impact of the investments that we expect to make;
         o the ability of our portfolio companies to achieve their objectives;
         o        our expected financings and investments;
         o        the adequacy of our cash resources and working capital; and
         o the timing of cash flows, if any, from the operations of our portfolio companies.

          Infinity believes that the forward-looking statements contained in this Offering Circular are reasonable based on the information available to us on the date of this Offering Circular. We assume no obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 2.  GENERAL DESCRIPTION OF INFINITY

         Infinity Capital Group, Inc. ("Infinity") is a non-diversified closed-end management investment company which has filed a notice of election to be regulated as a business development company under the 1940 Act. Infinity was incorporated on July 8, 2003, in Maryland. Infinity has its principal office located at 80 Broad Street, 5th Floor, New York, NY 10004, and its telephone number is (212) 962-4400.

REGULATION UNDER THE INVESTMENT COMPANY ACT OF 1940

         The 1940 Act was enacted to regulate investment companies. In 1980, the 1940 Act was amended by the adoption of the Small Business Investment Incentive Act. The purpose of the amendment was to remove regulatory burdens on professionally managed investment companies engaged in providing capital to smaller companies. The Small Business Investment Incentive Act established a new type of investment company specifically identified as a Business Development Company as a way to encourage financial institutions and other major investors to provide a new source of capital for small developing businesses.

DEFINITION OF A BUSINESS DEVELOPMENT COMPANY   ("BDC")

            A BDC is a closed-end management company that is engaged in the business of furnishing capital and significant managerial assistance to companies which do not have ready access to capital through conventional financial channels. Such portfolio companies are termed "eligible portfolio companies." More specifically, in order to qualify as a BDC, a company must (i) be a domestic company; (ii) have registered a class of its equity securities or have filed a registration statement with the Commission pursuant to Section 12 of the Exchange Act; (iii) operate for the purpose of investing in the securities of certain types of portfolio companies, namely, development stage or emerging companies and businesses suffering or just recovering from financial distress; (iv) extend significant managerial assistance generally to such portfolio companies; (v) have a majority of directors who are not "interested persons" (as defined in the 1940 Act), and (vi) file (or, under certain circumstances, intend to file) a proper notice of election with the Commission.

         An  eligible  portfolio  company is  generally  a company in the United
States that is not an investment company and that (i) if it has a market capitalization over $250 million it does not have a class of securities registered on a national exchange or included in the Federal Reserve Board's over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the Commission. Control under the 1940 Act is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company.

         The 1940 Act prohibits or restricts companies subject to the 1940 Act from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms and investment companies. Moreover, the 1940 Act limits the type of assets that BDCs may acquire to certain prescribed qualifying assets and certain assets necessary for its operations (such as office furniture, equipment and facilities) if, at the time of acquisition, less than 70% of the value of the BDCs assets consists of qualifying assets. Qualifying assets include:

         o privately acquired securities of companies that were eligible portfolio companies at the time such BDC acquired their securities;
         o        securities of bankrupt or insolvent companies;
         o securities of eligible portfolio companies controlled by a BDC;
         o securities received in exchange for or distributed in or with respect to any of the foregoing; and
         o cash items, government securities and high-quality short-term debt.

         The 1940 Act also places restrictions on the nature of the transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered qualifying assets. Such restrictions include limiting purchases to transactions not involving a public offering and acquiring securities directly from either the portfolio company or their officers, directors or affiliates.

         We have no senior securities outstanding and have no current intention of issuing any senior securities although we may do so in the future.

         We may sell our securities at a price that is below the net asset value per share only (i) after a majority of our disinterested directors has determined that such a sale would be in our best interests and the best interests of our stockholders, and (ii) upon the approval by the holders of a majority of our outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, of such a policy or practice within one year prior to such sale. If the offering of the securities is underwritten, a majority of the disinterested directors must determine in good faith that the price of the securities being sold is not less than a price which closely approximates the market value of the securities, less any distribution discounts or commissions. As defined in the 1940 Act, the phrase "majority of our outstanding voting securities" means the vote of (i) 67% or more of our common stock present at a meeting, if the holders of more than 50% of our outstanding common stock are present or represented by proxy, or (ii) more than 50% of our outstanding common stock, whichever is less.

         Many of our transactions with our affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the SEC under the 1940 Act prior to its amendment by the Incentive Act are now permissible upon the prior approval of a majority of our disinterested directors and a majority of the directors having no financial interest in the transactions. However, certain transactions involving certain persons with whom we are associated, including our directors, officers, and employees, may still require the prior approval of the SEC. In general:

         o any person who owns, controls or holds power to vote more than 5% of our outstanding common stock;
         o any director, executive officer or general partner of that person;
         o and any person who directly or indirectly controls, is controlled by, or is under common control with, that person,

must obtain the prior approval of a majority of our disinterested directors and, in some situations, the prior approval of the SEC, before engaging in certain transactions involving us or any company under our control. The 1940 Act generally does not restrict transactions between a company and its portfolio companies.

         While a BDC may change the nature of its business so as to cease being a BDC or, under certain circumstances, to change its business purpose, it may do so only if authorized by a majority vote (as defined in the 1940 Act) of its outstanding voting securities: stockholder approval of changes in other fundamental investment policies of a BDC is not required (in contrast to the general 1940 Act requirement, which requires stockholder approval for a change in any fundamental investment policy). We are entitled to change our non-diversification status without stockholder approval. Should we lose our status as a BDC, we would become subject to more stringent regulation under the 1940 Act if we did not become exempt from 1940 Act regulation.

BUSINESS OF INFINITY

         We are in the business of providing growth capital to small businesses and assisting these companies and actively helping to build those companies. We will focus on emerging growth companies that satisfy our Company's minimum financial or "quantitative" as well as qualitative criteria prior to our investment. Typically, our quantitative criteria precludes us from investing in any company that has not yet begun operations or is otherwise at the start up stage of development. We have chosen to focus on businesses that have a minimum operating history of one year with a revenues run rate approaching or in excess of one million dollars and which are seeking capital to expand their business product or service offerings or seek capital to access the public equity markets via a near term Offering or merger with another corporation. By focusing on companies that are in the expansion and mezzanine round of financing, we can be classified as a later stage venture capital firm. In the past 20 years, venture capital has become a multibillion dollar industry that is recognized as one of the country's primary sources of economic growth. The principal reasons for the growth of the venture capital industry have been (i) the industry's investment rate of return and (ii) the industry's ability to demonstrate that the high risks of loss inherent in investing in unproven companies can be significantly mitigated through (a) investing in a number of companies in a balanced portfolio and (b) active involvement in the management of the individual portfolio companies.

         Past performance of the venture capital industry is not necessarily indicative of that sector's future performance, nor is it a proxy for predicting the returns of the funds. We cannot guarantee that we will meet or exceed the rates of return historically realized by the venture capital industry as a whole. Moreover, our overall return will be reduced by certain factors related to our structure as a publicly-traded business development company. Such factors include the lower return we are likely to realize on short-term liquid investments during the period in which we are identifying potential investments, as compared to many venture capital funds that draw capital from investors periodically to make investments and do not commit significant capital to short-term liquid investments. In addition, periodic disclosure is required of business development companies, which could result in the Company being less attractive as an investor to certain potential portfolio companies.

INVESTMENT OBJECTIVES

         CAPITAL APPRECIATION. Our primary investment objective is to provide our investors with long term capital appreciation by investing primarily in private placements of common stock, convertible preferred or convertible debt securities ("Debentures") of small and medium sized public companies or in private placements of common stock, convertible preferred or Debentures of private companies seeking to go public within the next six to twenty four months. Our investment objective is to restrict our investments to emerging growth companies which meet or exceed our quantitative and qualitative investment criteria, thereby reducing the risks associated with investments in early stage companies, but in those companies which we believe offer special opportunities for growth. Our goal is to provide mezzanine and expansion capital to our portfolio companies in order to assist them in devising a comprehensive growth strategy, possibly involving a consolidation of similarly situated businesses or a geographic expansion of existing product or service offerings. We plan on investing in and providing strategic, managerial, and operational support to emerging growth companies that in the opinion of the management team, afford an opportunity for significant appreciation of our net investment within six to twenty four months from the date of investment.

         CAPITAL PRESERVATION. A second investment objective is to preserve investor capital through risk management and active involvement in the management of our portfolio companies. Among the risk management techniques which we expect to employ are: (i) limiting our investments in very early stage companies, (ii) acquiring significant interests in one or more portfolio companies that have a positive cash flow; (iii) co-investing in portfolio companies with other professional venture capital investors; and (iv) investing primarily in portfolio companies where we have a defined exit strategy from the outset. While we believe that active involvement in the management of portfolio companies is essential to achieving our investment objectives, we may not always provide significant managerial services to all of our portfolio companies. Any single venture capital investment is risky. Many will not provide any gain, and some will be complete losses. Professional venture capital investors expect, however, that the gains on successful investments will offset the losses and provide a satisfactory percentage return on the entire portfolio. However, investors are cautioned that due to the limited amount of our net assets at the end of this Offering, we may not be able to adequately diversify these assets to minimize the risks of loss associated with a non-diversified investment portfolio. We intend on increasing our net assets through additional equity offerings in the future but we cannot be assured that we will be successful in raising such additional capital or be able to complete this Offering by becoming fully subscribed.

INFINITY MAY NOT MEET ITS PRINCIPAL INVESTMENT OBJECTIVES.  See "Risk Factors."

INFINITY'S APPROACH COMPARED TO TRADITIONAL SOURCES OF VENTURE FINANCING

         Emerging companies traditionally seek financing for growth from two primary sources: independent private venture capital funds and corporate strategic investors. Each of these sources has advantages but also notable disadvantages for the emerging company. Venture capital funds generally are established for a limited term and their primary goal is to maximize their financial return within a short time frame. A venture capital fund often seeks to liquidate its investment in the emerging company by encouraging either an early initial public offering or a sale. This often can jeopardize an emerging company's chances for success especially if its technology has not been fully developed or its intellectual property fully safeguarded prior to its debut into the market. Traditional venture capital funds generally have limited resources available to provide managerial and operational support to an emerging company.

         Corporate strategic investors are typically large corporations that invest in emerging companies to gain access to a promising product or technology without incurring the initial cost of development or the diversion of managerial time and attention necessary to develop new products or technologies. Often these investments involve both financing support to the emerging company and an arrangement under which the strategic investor obtains the right to use, and intellectual property ownership of, the products or technology of the emerging company. While strategic investors are generally able to provide business development support, the rationale behind the investment of a strategic investor may be incompatible with the development of the emerging company. Strategic investors often discourage the emerging company from becoming a public company, selling to competitors of the strategic investor or from retaining the intellectual property rights to products developed jointly with the strategic investor.

         We believe that our relationship with our future portfolio companies will offer many of the benefits of both the private venture capital financing model and the strategic investor financing model without most of the related drawbacks. By raising investment capital for our portfolio companies through an offering of our own Common Stock to the public and actively working to create a secondary market for such Common Stock, we anticipate having greater financing flexibility and tolerance for allowing further development of our eligible portfolio companies prior to their sale or their initial public offerings. By creating an actively traded secondary market for our Common Stock, we hope to have access to additional equity capital that may be needed for follow on investments. Thus, unlike a traditional venture capital fund, we will seek to create a secondary market for our Common Stock with sufficient depth and liquidity to allow us to access additional equity capital more easily than such capital could be attained through private placements to select investors and investment pools. We believe that we will have a greater ability to raise capital for "follow on" investments for our portfolio companies than a traditional private venture capital fund that is fully invested. We may not be successful in raising additional funds for such follow on investments or in establishing and sustaining an actively traded secondary market for our stock.

         If an active secondary market for our common stock develops, our shareholders will have the advantage of liquidity in their investment, unlike investors in a traditional private venture equity fund. The access to capital and shareholder liquidity resulting from an actively traded secondary market for our common stock will differentiate us from traditional private venture capital funds by potentially reducing the pressure for us to take certain actions that may be detrimental to the interests of our shareholders, such as liquidating one or more of our portfolio companies or initiating a premature initial public offering of a portfolio company that has not fully developed its products or technology. An investor in our common stock will be able to liquidate his or her investment without having to wait for the liquidation of our Company or the sale of our investments in our portfolio companies. A shareholder of a private venture capital fund would typically only be able to realize value (or loss) if the Company either liquidated its positions in its portfolio companies, or liquidated itself.

         We believe that we have an advantage over a strategic investor in that our interests are more closely aligned with those of the emerging company. We share the emerging company's interest in maximizing its success by developing and retaining ownership rights in a marketable product or technology, which in turn would maximize our return on investment. An initial public offering of the emerging company, often required to raise the additional capital investment necessary to fully develop a company's product or technology, would also benefit us by creating liquidity in our investment.

DESCRIPTION OF INTENDED OFFERING

         The Company intends to offer 12,000,000 Shares ("Shares") to the public on a "best efforts" basis. The maximum gross proceeds of the offering will be $4,800,000. The Offering is anticipated to commence shortly after the date of this Offering Circular.

USE OF PROCEEDS OF INTENDED OFFERING

         If we receive Offering proceeds we will pay out certain offering costs associated with this Offering including expenses advanced by our management team, commissions and finder's fees. The following table assumes we become fully subscribed in this Offering and that we have raised the maximum amount of $4,800,000. Notwithstanding these initial costs, the remaining funds raised pursuant to this Offering are estimated to be allocated as follows:
                                                AMOUNT            PERCENT
                                              ----------         ---------
Gross Offering Proceeds....................   $4,800,000         100.00%
First-year Operating Costs ................   $  421,440           8.78%
                                              ----------         ---------
Amount Available for
Investment, Subsequent Years
Operating Costs and Distribution Expenses..   $4,378,560          91.22%

         The following table sets forth the estimated Next Year Operating Costs (other than broker commissions and/or finders fees) which are anticipated to be incurred by the Company during its next 12 months of operations.

OTCBB Filing and Listing Fees / Blue Sky Registration Costs.......$    29,440.00
Salaries/Benefits.................................................$   200,000.00
Legal/Accounting Fees/Insurance...................................$   130,000.00
Office Rent/Telephones/Utilities/Travel...........................$    40,000.00
Working Capital...................................................$    22,000.00
Amount Available for Investment...................................$ 4,378,560.00
                                                                  -------------
Total  ...........................................................$ 4,800,000.00

         The Company may also invest its funds in commercial paper (rated or unrated) and other short-term securities. Cash, cash items, securities issued or guaranteed by the United States Treasury or United States government agencies and high quality debt securities (commercial paper rated in the two highest rating categories by Moody's Investor Services, Inc. or Standard & Poor's
Corporation or, if not rated, issued by a company having an outstanding debt issue so rated or corporate bonds rated at least AA) with maturities of less than one year at the time of investment will qualify for determining whether the Company has 70% of its total assets invested in types of assets specified in
Section  55  of  the  Investment  Company  Act.  See  "Investment   Company  Act
Regulation."

         The Company intends on managing the Net Proceeds it may achieve from its Offering as follows:

         a) We plan to invest a portion of the proceeds in connection with the acquisition of a yet to be identified private company looking to go public via NPI08, Inc. (Pink Sheets: NPIE), a Portfolio Company of Infinity in accordance with a future merger and investment term sheet between the private company, and Infinity. Such future merger and investment term sheet, or portfolio investment sheet, shall be disclosed on a Form 8K as soon as Letter of Intent is executed.

         (b)A portion of the proceeds will be used to fund Infinity's operating costs which management projects to be $421,440 in the next 12 months.

         (c) In addition, management is currently evaluating several potential investment opportunities. Including, control acquisitions in publicly traded companies, private companies who intend to file a self registration or intend to merge with an Infinity portfolio company to access the public markets within 12 months, as well as follow on investments in our existing portfolio companies. Such future portfolio investment shall be disclosed on a Form 8K as soon as
Letter of Intent is executed. Pending investment in venture financing transactions and pending distributions of the balance, we will invest the balance of our Net Proceeds in (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) repurchase agreements fully collateralized by U.S. government securities; (iii) short-term high-quality debt instruments of U.S. corporations; and (iv) pooled investment funds whose investments are restricted to those described above.

INVESTMENT POLICIES OF INFINITY

         For  purposes  of  these  investment   policies  and  unless  otherwise
specified, references to the percentage of our total assets "invested" in securities of a company will be deemed to refer, in the case of financings in which we commit to provide financing prior to funding the commitment, to the amount of our total assets represented by the value of the maximum amount of securities to be issued by the eligible portfolio company to us pursuant to such commitment. We will not be required to divest securities in our portfolio or decline to fund an existing commitment because of a subsequent change in the value of securities we have previously acquired or committed to purchase.

         INVESTMENT OBJECTIVES THAT MAY NOT BE CHANGED OR MODIFIED WITHOUT A SHAREHOLDER VOTE. The following investment objectives cannot be changed without a vote of the holders of a majority of our voting securities. The manner in which we intend on achieving our investment objectives, however, is within the discretion of our Board and management team and may be changed at any time.

         QUANTITATIVE CRITERIA. Infinity will seek to invest 90% of Infinity's total investment capital in equity of companies that meet the following criteria:

         o        The company has been in operations for a minimum of one year;
         o The company has a minimum annual revenue run rate approaching or in excess of $1,000,000;
         o The company has a positive EBITDA run rate, or through deleveraging and/or through additional equity capitalization, the company will have a positive EBITDA; and
         o The company has cash to fund its operations for a minimum of six months.

         We will not change the quantitative criteria we will require of our portfolio companies. It is our goal to invest solely in profitable or near profitable companies which have been operating for at least one fiscal year and have an annual revenue run rate approaching or in excess of one million dollars. However, we may invest in companies which do not have a minimum annual revenue run rate approaching or in excess of one million dollars if such company is publicly traded and we have determined that an investment in the securities of such company is reasonable and will allow us to exit our investment within twenty four months, either through registration of the securities we have purchased or through resale pursuant to the provisions of Rule 144 of the Securities Act. We define a "revenue run rate" as the anticipated revenues to be received within the next twelve months based upon the most recent operating results as modified for anticipated changes. We will limit our investment to $500,000 (or in the event that Company's net assets exceed $5,000,000, then 10% of such Company assets) in public companies which do not meet our quantitative criteria.

         Although we will seek to invest in companies with existing positive EBITDA (Earnings before interest, income taxes, depreciation and amortization), we will consider turn around situations where we can clearly identify the source(s) of financial distress and we can through our investment, or through co-investment with other private equity funding sources, readily ascertain performance improvements that will result from deleveraging or through equity placement. We will not change our investment intent of investing in a diverse array of industries by restricting our investment criteria to any single industry or sector.

         Our goal is to identify and invest in portfolio companies whose equity has the potential for significant appreciation, and to minimize portfolio losses by careful selection of such portfolio companies, diversification and active participation in the management of portfolio companies. Upon the successful completion of this Offering, we will seek to raise additional equity capital to invest in companies engaged in businesses in our opinion have strong growth forecasts in the upcoming several years. We intend to invest in companies in various industries that are seeking to expand their market position and which are at a stage of development that would benefit from our business development and management support, financing, and market knowledge.

         We expect to realize value for our shareholders by selling the equity securities of our portfolio companies for a profit, either to private investors or by taking the portfolio companies public. We do not anticipate paying any dividends or making other distributions until such time as we realize proceeds from the sale of one of our investments at which time dividends or other distributions may be paid as deemed appropriate by our board of directors. Until such time as Infinity is qualified and our board of directors has deemed it appropriate that Infinity elect to be taxed as a RIC, dividends will be declared as deemed appropriate by our Board of Directors. If RIC status has been elected, dividends will most likely be paid out in accordance with RIC rules however our board of directors may decide it is appropriate to not pay any dividends or distributions. We may not be successful in selling any equity securities of our portfolio companies for a profit at any time in the future.

UNLESS OTHERWISE STATED HEREIN, OR PROHIBITED BY THE 1940 ACT, ALL OF THE FOLLOWING INVESTMENT POLICIES ARE SUBJECT TO CHANGE WITHOUT THE PRIOR VOTE OF THE HOLDERS OF A MAJORITY OF THE VOTING SECURITIES OF INFINITY. See "Risk Factors."

         In selecting investments for our portfolio, we will endeavor to meet the following investment guidelines, as established by our Board. We may, however, make investments that do not conform to one or more of these guidelines when deemed appropriate by our Board of Directors. Such investments might be made if we believe that a failure to conform in one area is offset by exceptional strength in another or is compensated for by a higher yield, favorable warrant issuance or other attractive terms or features.

         Our investment will typically be negotiated directly with the issuer in private transactions. Our investments in portfolio companies may be in the form of common stock or in the form of preferred stock and/or debentures that is convertible into common stock under certain circumstances, including the sale by the company of shares of its common stock in an initial public offering or secondary distribution, post merger with a publicly traded company. Preferred stock offers many advantages over common stock, including:

         o In the event the company is liquidated or sold, the holders of preferred stock receive payment prior to and in preference to the holders of common stock.
         o Preferred stockholders typically have protective provisions that can have the effect of prohibiting certain transactions, including a sale of the company, unless the holders of a majority of the preferred stock approve such transaction.
         o Holders of preferred shares are often granted the right to elect one or more members of the company's board of directors.

         We retain the right to invest in other assets if we believe that such alternative investments are in your best interests. Such other assets might include, debt securities such as debentures (which may be or may not be convertible into equity securities) and warrants or options to purchase equity securities.

         After our initial investment, we anticipate that we will often provide additional or follow on financing or introduce our portfolio companies to other private equity funding sources for such follow on investments.

INVESTMENT CRITERIA

         STAGE OF DEVELOPMENT CRITERIA. We are a special situations Company. We will primarily look for opportunities which we believe will provide our stockholders with a return on investment within a short period of time, typically less than twenty four months. Our objective is to invest in private corporations which meet our quantitative requirements as previously described as well as qualitative requirements that we look for in each investment opportunity. In addition, we will look to invest in public corporations which have a small market capitalization but which either have shifted in business direction, been subject to a reorganization or recapitalization or other significant change. In such instances, we may relax our quantitative requirements with the view to assist such companies in developing a strategic business plan which may include merger or acquisition of other private operating businesses which may be synergistic to the existing business of the public corporation. Our ultimate goal in providing such managerial assistance is to provide the portfolio company and its shareholders with a new and valuable growth strategy as well as benefit our stockholders with an opportunity to profit from our ability to restructure and assist an otherwise dormant corporation in regaining investment value. In addition, by assisting small distressed public corporations realign themselves with new operations as well as benefit our private portfolio companies with an opportunity to access the public equity markets via merger, we will essentially provide positive and valuable assistance to stockholders of the merged entities. In the event that the Company's net assets exceeds $10 million, we may seek to diversify our portfolio based on the stage of development of eligible portfolio companies by limiting our aggregate investment in securities of companies that, in the opinion of the Board, are in the start-up stage to a maximum of 5% of our total assets, except that we may invest up to 2% of Infinity's total assets in securities of companies that, in our opinion, are in the seed capital stage. We will seek to invest the remainder of our assets in securities of companies that, in our opinion, are in the expansion stage or mezzanine stage. Infinity may invest in seed capital stage companies for strategic purposes, with the goal of making additional, larger investments if the company succeeds. For purposes of these investment guidelines, the stages of development are defined as follows:

         o Seed capital companies represent the earliest stage of development. These companies have raised relatively modest equity capital to prove a concept and qualify for start-up capital. Their activities generally are limited to product development, scientific and market research, recruiting a management team and developing a business plan. These companies likely do not have financial support from either venture capitalists or larger companies making strategic investments.
         o Start-up stage companies are completing or have recently completed product development and initial marketing, but have not sold their products commercially. Generally such firms have made market studies, assembled key management, developed a business plan and are ready to commence operations.
         o Expansion stage companies have initiated or are about to initiate full-scale operations and sales, but may not be showing a profit.
         o Mezzanine stage companies are approaching or have attained break even or profitability and are continuing to expand. An acquisition or initial public offering may be imminent.

         Classification of a company by stage of development necessarily involves a subjective judgment by Infinity, and it is possible that other investors or market analysts would classify a company differently than the classification used by Infinity.

         QUALITATIVE CRITERIA. All potential portfolio companies will first be evaluated and assessed based on their relative stage of development and the quality of an investment in such portfolio company based on the above criteria. Once Infinity's management team has determined that a potential portfolio company satisfies the above criteria and is suitable for investment, it will then be evaluated using the eight step process described below. After completion of the process, receipt and review of all internal and outside reports and evaluations of the potential portfolio company, the Board will submit the matter of investing in the potential portfolio company to a vote. If the Board approves the investment, Infinity will then proceed with a written offer, establish a disbursement of proceeds schedule, and prepare appropriate documents to reflect Infinity's investment and any management service contracts between the potential portfolio company and Infinity.

(1) READ BUSINESS PLAN/ASSESS TEAM. Request a business plan description and complete resumes of management from all entrepreneurs. Members of our management team will meet with the best of these entrepreneurs, attempting to identify key traits that have been associated with entrepreneurial success in the past, such as high energy, a must-win attitude, intellectual brilliance, high personal integrity, relevant experience, a strong work ethic, and the ability to prioritize and focus. A business plan submitted for evaluation to us should contain the following information:

     o Overview of the business concept as well as the company's strategic focus and direction.
     o Discussion of competition including a discussion of specialized expertise, intellectual property, patents, and/or other unique advantages held by either the company or its competitors.
     o    Sources and uses of cash with respect to investment capital sought.
     o PRO FORMA financial projections for at least the current year and two subsequent years including expected capital requirements from the time of the investment capital received through the two subsequent years.
     o Operating plan including current and projected staffing, equipment, and space requirements.
     o Discussion of minimum dollar proceeds necessary in order to implement the business plan.
     o    Marketing plan.
     o Discussion of conflicts of interest with investors together with steps being taken by the portfolio company to mitigate such conflicts of interest and to protect against future conflicts of interest.
     o    Resumes for all key officers/managers.

(2) EVALUATE POTENTIAL MARKET. We have developed relationships with many experts who represent a valuable source of information about a target investments market. We will call upon these contacts as well as create new ones in the markets of each company seeking funding. As we evaluate markets, we must become confident that the company can attain a competitive market position over time.

(3) EXAMINE STRUCTURE OF BUSINESS MODEL. We will examine the structure upon which the business plan is built. The Board has indicated a distinct bias toward business models calling for high gross margins and relatively low capital intensiveness. Such businesses have the potential for higher internally sustainable growth rates than average and superior return on equity invested. In addition, we will require, whenever possible, implementation of the following policies into the articles, bylaws or operating agreements of its portfolio companies:

          There can be only one class of common shares, all with equal voting rights, and all distributions of capital or earnings can only be made to all members based upon their percentage interest without preference; Compensation of the key officers/managers and their affiliates, including, but not limited to, all salary, bonuses, commissions and/or fees, shall be based upon the success of the portfolio company in reaching predetermined milestones; The primary responsibility of the management/officers of the entity is to serve as fiduciaries charged with serving the best interests of the stockholders/members even when such interests may be in conflict with the management, officers or other employees of the entity; No "poison pill" defenses to takeovers will be allowed.

(4) CHECK REFERENCES. We will require that each entrepreneur supply a list of references in order that we may get a better sense of the entrepreneur's past experience, strengths, weaknesses, and work habits. We make it a point to get references outside of this list as well, in order to avoid only "cherry-picked references." We believe that these checks are important to develop a more complete and accurate picture of the team.

(5) CALL CUSTOMERS AND SUPPLIERS. We intend to call a number of current and/or prospective customers and suppliers to get a sense of how they view the targeted investment including its products and the market.

(6) EVALUATE PRODUCTS/TECHNOLOGY. As part of our analysis, we will evaluate the target investment's current products, development pipeline and underlying technology. To evaluate technology, we will not rely on in-house expertise alone, but will contact and hire appropriate specialists and consultants.

(7) EVALUATE RISKS/REWARDS. Evaluate the pro-forma financials, the likelihood of an exit after a 6 month to 24 month holding period.

(8) NEGOTIATE INVESTMENT TERMS. When deciding on making an investment, we will draw up a term sheet for negotiation. Valuation, board seats, requirements for additional investment, vesting schedules, salaries, and so forth will all be discussed, and terms will be agreed upon.

     In addition, consideration of an investment in mezzanine and growth stage companies will require a careful evaluation of their financial records, including an evaluation of the following:

     o Audited financial statements and notes to the financial statements including: management discussion of operations and liquidity; details regarding all forms of actual compensation of management and affiliates by the entity; details regarding the contractual rights of management and affiliates to compensation by the entity; number of shares outstanding at the beginning of the period and the end of the period and an explanation of the difference, if any; and a detailed discussion of the entity's rights and obligations under any joint ventures entered into along with a full discussion of any conflicts of interest management may have in entering into such joint ventures on behalf of the entity;
     o    Equipment list and appraisal of equipment;
     o    Facilities, current product descriptions;
     o    Current management resumes, employment contracts;
     o All material contracts (and amendments) currently in effect, including, without limitation, leases, sales, purchase, financing, distribution, franchise, intellectual property, employment, insurance, employee benefit, and joint venture contracts; currently outstanding contractual offers by and to the company;
     o Correspondence with contracting parties regarding contract interpretation, claims, or threats of contract litigation;
     o Documents relating to the company's internal determinations as to whether it can, or should, fulfill a particular contract;
     o Documents relating to material acquisitions and divestitures for the immediately preceding five years, particularly agreements involving covenants by or in favor of the company;
     o Certified copies of the company's Certificate or Articles of Incorporation and all amendments thereto to date, as well as any proposed amendments;
     o    Certified copies of the company's bylaws, as amended to date;
     o Minute books of the company, including minutes of the meetings of the board of directors, any committee (whether of the board or otherwise), and shareholders for the last five years to date;
     o    The company's stock transfer or stock ledger books;
     o The form(s) of the company's stock certificates and the language of all legends or specific terms appearing thereon;
     o All stock option, bonus, incentive, or pension plans, and any other agreements to issue shares of the company or any of its subsidiaries in the future;
     o All agreements relating to the beneficial ownership, voting rights, or pledge of the company's common stock;
     o All agreements under which registration or preemptive-rights are granted to shareholders of the company;
     o All agreements, offering circulars, letters of intent, written proposals, or memoranda of any oral proposals for the disposition, acquisition, or distribution of any of the assets or shares of the company;
     o List of all shareholders of the company, cross-checked against the stock books and disclosing the status of ownership of each (E.G., joint, in trust, minor);
     o An opinion from auditors regarding the fully paid and nonassessable character of the company's shares;
     o    All shareholder correspondence with the company for the last year.

         LACK OF DIVERSIFICATION. As a BDC, we must invest at least 70% of our total assets in Qualifying Assets consisting of eligible portfolio companies and certain other assets including cash and cash equivalents. In order to qualify for favorable pass-through tax treatment on its distributions to our shareholders, it is anticipated that over time we will diversify our pool of investments in such a manner so as to qualify as a diversified closed end management investment company. However, because of size of this current Offering, and our plan to invest in no more than three to four eligible portfolio companies, we will initially be classified as a "non-diversified" closed end investment company under the 1940 Act. Until we qualify as a RIC and the board of directors deems it appropriate to make the election, we will not be subject to the diversification requirements applicable to RICs under the Internal Revenue Code nor will we receive favorable pass through tax treatment on distributions made to shareholders. We plan to raise additional funds in the future and to increase the diversification of our portfolio so as to make it possible to meet the RIC diversification requirements, as described below. We may not be able to raise any additional funds nor meet those requirements and/or the board of directors may not deem it appropriate to make the RIC election.

         To qualify as an RIC, we must meet certain diversification standards under the Internal Revenue Code which require that, at the close of each quarter of our taxable year, (i) not more than 25% of the market value of our total assets is invested in the securities of a single issuer, and (ii) at least 50% of the market value of our total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the market value of our total assets is invested in the securities of a single issuer and we do not own more than 10% of the outstanding voting securities of a single issuer). For purposes of the diversification requirements under the Internal Revenue Code, the percentage of our total assets "invested" in securities of a company will be deemed to refer, in the case of financings in which we commit to provide financing prior to funding the commitment, to the amount of our total assets represented by the value of the securities issued by the eligible portfolio company to us at the time each portion of the commitment is funded.

         WARRANTS AND EQUITY SECURITIES. We expect to acquire warrants to purchase equity securities and/or convertible preferred stock of eligible portfolio companies in connection with providing venture financing. The terms of the warrants, including the expiration date, exercise price and terms of the equity security for which the warrant may be exercised, will be negotiated individually with each eligible portfolio company, and will likely be affected by the price and terms of securities issued by the eligible portfolio company to other venture capitalists and other holders. It is anticipated that most warrants will be for a term of five to ten years, and will have an exercise price related to the price at which the eligible portfolio company most recently issued equity securities or, if a new equity offering is imminent, will next issue equity securities. The equity securities for which a warrant can be exercised generally will be common stock (of which there may be one or more classes) or convertible preferred stock. Substantially all of the warrants and underlying equity securities to be obtained by us will be restricted securities under the Securities Act at the time of their issuance. We intend to negotiate registration rights with portfolio companies such as (i) "piggyback"
registration rights, which would permit us under certain circumstances to include some or all of the securities owned by us in a registration statement filed by the eligible portfolio company, or (ii) in rare circumstances, "demand" registration rights permitting us under certain circumstances to require the eligible portfolio company to register the securities under the Securities Act (in some cases at our expense). We also intend to request "net issuance" provisions in the warrants, which would allow us to receive, upon exercise of the warrant without payment of any cash, a net amount of shares determined by the increase in the value of the issuer's stock above the exercise price stated in the warrant.

         We anticipate providing significant managerial assistance through our officers to certain companies whose securities are held in our portfolio, but we will not be obligated to do so. Each warrant or preferred stock purchase is expected to contain customary and negotiated representations, warranties, covenants and events of default to protect us. We also intend to obtain a seat on the board of directors of the eligible portfolio company and request covenants against subordination of its dividend and liquidation preferences associated with its preferred shares.

         LEVERAGE. We intend to borrow money from and issue debt securities to banks, insurance companies and other lenders to obtain additional funds. Under the 1940 Act, we may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have "Asset Coverage" of at least 200%. "ASSET COVERAGE" means the ratio which the value of our total assets, less all liabilities not represented by (i) the borrowings and (ii) any other liabilities constituting senior securities under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities. The practical effect of this limitation is to limit our borrowings and other senior securities to 50% of our total assets less our liabilities other than the borrowings and other senior securities. The 1940 Act also requires that, if we borrow money, provision be made to prohibit the declaration of any dividends or other distribution on our common stock (other than a dividend payable in common stock), or the repurchase by us of our common stock, if, after payment of such dividend or repurchase of common stock, the Asset Coverage of such borrowings would be below 200%. If we are unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, we might not be able to qualify as an RIC or, if qualified, to continue to so qualify. The use of leverage increases investment risk. Lenders may require that we pledge portfolio assets as collateral for loans. If we are unable to service the borrowings, we may risk the loss of such pledged assets. Lenders are also expected to require that we agree to covenants limiting our ability to incur additional debt or otherwise limiting our flexibility. Typically, such loan agreements provide for acceleration of the maturity of the indebtedness if certain financial tests are not met.

         TEMPORARY INVESTMENTS. Pending investment in venture financing transactions and pending distributions, we will invest seventy percent of our excess cash in (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) repurchase agreements fully collateralized by U.S. government securities; (iii) short-term high-quality debt instruments of U.S. corporations; and (iv) pooled investment funds whose investments are restricted to those described above. All such investments will mature in one year or less. The U.S. government securities in which we may invest include U.S. government securities backed by the full faith and credit of the U.S. government (such as treasury bills, notes and bonds) as well as securities backed only by the credit of the issuing agency. Corporate securities in which we may invest include commercial paper, bankers' acceptances and certificates of deposit of domestic or foreign issuers. We may invest thirty percent of our excess cash with one or more professionally managed hedge funds or other high growth investments made at the discretion of our management team.

         We also may enter into repurchase agreements that are fully collateralized by U.S. government securities with banks or recognized securities dealers in which we purchase a U.S. government security from the institution and simultaneously agrees to resell it to the seller at an agreed-upon date and price. The repurchase price is related to an agreed-upon market rate of interest rather than the coupon of the debt security and, in that sense, these agreements are analogous to secured loans from us to the seller. Repurchase agreements carry certain risks not associated with direct investments in securities, including possible declines in the market value of the underlying securities and delays and costs to us if the other party to the transaction defaults.

         RESERVE MANAGEMENT. We must retain significant reserves for a number of years after the Offering Close Date in order to have sufficient funds for equity-oriented follow-on investments in portfolio companies. We intend to sell additional common stock to meet the funding requirements for such follow on investments. If such sales are successful, we expect to have cash reserves. In order to enhance the rate of return on these reserves and increase the amounts ultimately available for equity-oriented investments and our management fees, we plan to engage in a reserve management strategy that may include making secured loans to portfolio companies, potential portfolio companies, or similar types of corporations. We also expect to invest some portion of these reserves in either publicly traded securities or in mutual funds, subject to applicable legal limits or SEC exemptive orders.

         AVERAGE INVESTMENT. The amount of funds committed to a portfolio company and the ownership percentage received will vary depending on the funds available to us, the quality and completeness of the portfolio company's management team, the perceived business opportunity, the capital required compared to existing capital, and the potential return. Although investment amounts will vary considerably, we expect that the average investment (excluding follow-on investments) will be between $250,000 and $2,000,000.

         OTHER INVESTMENT POLICIES. We may sell securities short or acquire significant amounts of equity securities within a single issuer so as to control such issuer. We will not purchase securities on margin (except to the extent our permitted borrowings are deemed to constitute margin purchases), write puts or calls, purchase or sell commodities or commodity contracts. We will not underwrite the securities of other companies, except to the extent we may be deemed an underwriter upon the disposition of restricted securities acquired in the ordinary course of our business.

         REGULATION OF BUSINESS DEVELOPMENT COMPANIES

         The Small Business Incentive Act of 1980 ("1980 PROVISIONS") modified the provisions of the 1940 Act that are applicable to a closed-end investment company. After filing its election to be treated as a BDC, a company may not withdraw its election without first obtaining the approval of holders of a majority of its outstanding voting securities (as defined under the 1940 Act). The following is a brief description of the relevant provisions of the 1940 Act, as modified by the 1980 Provisions, and is qualified in its entirety by reference to the full text of the 1940 Act and the rules thereunder.

         Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to "eligible portfolio companies." More specifically, in order to qualify as a BDC, a company must (i) be a domestic company; (ii) have registered a class of its securities or have filed a registration statement with the SEC pursuant to Section 12 of the Exchange Act; (iii) operate for the purpose of investing in the securities of certain types of eligible portfolio companies;
(iv) offer to extend significant managerial assistance to such eligible portfolio companies; (v) have a majority of disinterested directors; and (vi) file (or under certain circumstances, intend to file) a proper notice of election with the SEC. The National Securities Markets Improvement Act of 1996 relaxed the requirement set forth in clause (iv), above in certain respects: a BDC is not required to offer significant managerial assistance to an issuer (x) which has total assets of not more than $4 million and capital and surplus of not less than $2 million or (y) with respect to any other issuer that meets such criteria as the SEC otherwise may provide.

         "MAKING AVAILABLE SIGNIFICANT MANAGERIAL ASSISTANCE" is defined under the 1940 Act, in relevant part, as (i) an arrangement whereby the BDC, through its officers, directors, employees or general partners, offers to provide and, if accepted, does provide, significant guidance and counsel concerning the management, operations or business objectives of a portfolio company; or (ii) the exercise by a BDC of a controlling influence over the management or polices of the portfolio company, acting individually or as part of a group acting together which controls the portfolio company. The officers of Infinity intend to offer to provide managerial assistance, including advice on equipment acquisition and financing, cash flow and expense management, general financing opportunities, acquisition opportunities and opportunities to access the public securities markets, to the majority of companies to whom Infinity provides venture financing. In many instances, officers of Infinity will serve on the boards of directors of portfolio companies.

         The 1940 Act prohibits or restricts BDCs from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms and investment companies. Moreover, the 1940 Act limits the types of assets that BDCs may acquire to certain prescribed Qualifying Assets and certain assets necessary for its operations (such as office furniture, equipment, and facilities) if, at the time of acquisition, less than 70% of the value of the BDC's assets consist of Qualifying Assets. Qualifying Assets include: (i) privately acquired securities of companies that were eligible portfolio companies at the time the BDC acquired their securities; (ii) securities of bankrupt or insolvent companies; (iii) securities of eligible portfolio companies controlled by a BDC; (iv) securities received in exchange for or distributed with respect to any of the foregoing; and (v) cash items, government securities and high-quality short-term debt. The 1940 Act also places restrictions on the nature of transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered Qualifying Assets. Such restrictions include limiting purchases to transactions not involving a public offering and the requirement that securities be acquired directly from either the portfolio company or its officers, directors or affiliates.

         In late 2006 the SEC expanded the definition of eligible portfolio company to include all domestic operating companies that had no class of securities on a national securities exchange. On July 21, 2008, the SEC adopted rules providing for an additional definition of eligible portfolio company, and expands the ability of business development companies (BDCs) to invest in small cap companies that list a class of securities on an exchange. The new rules provides for the expansion of the definition of "eligible portfolio company" to include certain public companies that list their securities on a national securities exchange. The SEC amended the definition of "eligible portfolio company" to include, a domestic operating company with a class of securities on a national exchange may now qualify, so long as the company has a market capitalization of less than $250 million (not subject to future adjustment for inflation) computed as of any date in the 60 days prior to the BDC's acquisition of the company's stock. A BDC's follow on investment in such company more than 60 days after the company's market capitalization was last below $250 million generally would be considered an investment in an eligible portfolio company. If at the time of the original investment by the BDC the company met the definition of eligible portfolio company, and subsequently would not meet the definition because the company no longer meets the requirements of the rule (i.e. following the BDC's initial investment(s) in the company, the company listed its securities on an Exchange), subject to certain conditions. These conditions permit a BDC to make a follow-on investment only if the BDC, at the time of the follow-on investment: (1) owns at least 50% of (a) the greater number of equity securities of such company, including securities convertible into or exchangeable, for such securities, and (b) the greater amount of certain debt securities of such company held by the BDC at any time during the period when such company was an eligible portfolio company; and (2) is one of the twenty largest holders of record of the company's outstanding voting securities.

         Infinity, as a BDC, may not sell its securities at a price that is below its net asset value per share unless (i) our Board of Directors have determined that such sale would be in the best interests of Infinity and our shareholders and (ii) the holders of a majority of Infinity's outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, have approved such policy or practice within one year of such sale. A majority of the disinterested directors also must determine in good faith, in consultation with the underwriters of the offering if the offering is underwritten, that the price of the securities being sold is not less than a price which closely approximates market value of the securities, less any distribution discounts or commissions. As defined in the 1940 Act, the term "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" of Infinity means the vote of
(i) 67% or more of Infinity's common stock present at a meeting, if the holders of more than 50% of the outstanding common stock are present or represented by proxy, or (ii) more than 50% of Infinity's outstanding common stock, whichever is less.

         Many of the transactions involving a company and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the SEC under the 1940 Act prior to its amendment by the 1980 Provisions are permissible for BDCs, including Infinity, upon the prior approval of a majority of Infinity's disinterested directors and a majority of the directors having no financial interest in the transactions. However, certain transactions involving certain persons related to Infinity, including its directors, officers, and any future adviser to Infinity, may still require the prior approval of the SEC. In general, (i) any person who owns, controls, or holds power to vote more than 5% of Infinity's outstanding common stock; (ii) any director, executive officer, or general partner of that person; and (iii) any person who directly or indirectly controls, is controlled by, or is under common control with, that person, must obtain the prior approval of a majority of Infinity's disinterested directors, and, in some situations, the prior approval of the SEC, before engaging in certain transactions with Infinity or any company controlled by Infinity. The 1940 Act generally does not restrict transactions between Infinity and its eligible portfolio companies. While a BDC may change the nature of its business so as to cease being a BDC (and in connection therewith withdraw its election to be treated as a BDC) only if authorized to do so by a majority vote (as defined by the 1940 Act) of its outstanding voting securities, shareholder approval of changes in other fundamental investment policies of a BDC is not required (in contrast to the general 1940 Act requirement, which requires shareholder approval for a change in any fundamental investment policy).

         SECTION 61 OF THE INVESTMENT COMPANY ACT OF 1940

         Under the 1940 Act, we may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have "Asset Coverage" of at least 200%. "Asset Coverage" means the ratio which the value of our total assets, less all liabilities not represented by (1) borrowings and (ii) any other liabilities constituting senior securities under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities.

         TAX INFORMATION

         The following is a general summary of certain of the United States federal income tax laws relating to Infinity and investors in its common stock. This discussion is based on the Internal Revenue Code, regulations, published rulings and procedures and court decisions as of the date hereof. The tax law, as well as the implementation thereof, is subject to change, and any such change might interfere with Infinity's ability to qualify as a "regulated investment company" under the Internal Revenue Code (an "RIC") or, if Infinity so qualifies, to maintain such qualification. This discussion does not purport to deal with all of the United States federal income tax consequences applicable to Infinity or to all categories of investors, some of whom may be subject to special rules. In addition, it does not address state, local, foreign or other taxes to which Infinity or its investors may be subject, or any proposed changes in applicable tax laws. This section is addressed primarily to investors who are individuals and residents of the United States and not to trusts, pension or profit-sharing plans or corporations. Investors should consult their tax advisers with respect to an investment in common stock.

         TAXATION OF INFINITY AS AN ORDINARY CORPORATION. It is anticipated that in the future Infinity will seek to meet the requirements, including diversification requirements, to qualify for the special pass-through status available to RICs under the Internal Revenue Code, and if the board of directors deems it appropriate Infinity will elect to be treated as a RIC and thus be relieved of federal income tax on that part of its net investment income and realized capital gains that it distributes to shareholders. Unless and until Infinity meets these requirements and elects RIC status, it will be taxed as a C corporation on its taxable income for that year (even if that income is distributed to shareholders) and all distributions out of its accumulated and current earnings and profits will be taxable to shareholders as dividends; thus, such income will be subject to tax both at the corporate and shareholder levels. A corporate shareholder, however, may be entitled to a dividends-received deduction. One factor in Infinity's ability to meet the diversification requirement necessary to qualify as a RIC is raising additional capital subsequent to the Offering to enable investment of sufficient amounts on a diversified basis as required by the RIC rules. There can be no assurance that Infinity will raise additional capital and Infinity may not meet the requirements to qualify as a RIC and if it does meet the requirements to qualify as a RIC the board of directors may not deem it appropriate to make the election.

         Consequences of Converting From an Ordinary Corporation to aN RIC. In order to qualify as an RIC, Infinity must, at the end of the first year in which it so qualifies, have no accumulated earnings and profits from years in which it was not taxed as an RIC. To meet this requirement, Infinity must, before the end of the first year in which it qualifies as a RIC, distribute as dividends all of its accumulated earnings and profits. In general, pursuant to regulations issued by the Internal Revenue Service, a C corporation such as Infinity that elects to be taxed as an RIC is treated as having sold all of its assets at their respective fair market values, then as having liquidated. As an alternative, the RIC can elect to be subject to certain "BUILT IN GAIN" rules which generally require the RIC to recognize a corporate level tax on any built in gains recognized within a ten year period of electing to be taxed as an RIC. The general effect of the election is to defer any tax due on such built in gain.

         TAXATION AS AN RIC. If we (i) qualify and elect to be treated as a RIC and (ii) distribute to our stockholders in a timely manner at least 90% of our "INVESTMENT COMPANY TAXABLE INCOME," as defined in the Internal Revenue Code (I.E., net investment income, including accrued original issue discount, and net short-term capital gain) each year, we will not be subject to federal income tax on the portion of our investment company taxable income and net capital gain (I.E., net long-term capital gain in excess of net short-term capital loss) we distribute (or treats as "deemed distributed") to our stockholders. In order to qualify as an RIC for federal income tax purposes, we must, among other things:
(a) derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities; (b) diversify our holdings so that at the end of each quarter of the taxable year (i) at least 50% of the value of our assets consist of cash, cash items, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of our assets or more than 10% of the outstanding voting securities of such issuer, and (ii) no more than 25% of the value of our assets is invested in the securities (other than U.S. government securities or securities of other RICs) of one issuer or of two or more issuers that are controlled (as determined under applicable Internal Revenue Code rules) by us and are engaged in the same or similar or related trades or businesses; and (c) make application with the Internal Revenue Service during the first month of our fiscal year in which we seek to qualify as an RIC.

         We would be subject to a nondeductible 4% excise tax to the extent we fail to distribute by the end of any calendar year at least 98% of our ordinary income (computed on a calendar year basis) and at least 98% of our capital gain net income (generally computed for the one-year period ending on October 31 of such calendar year), plus certain other amounts. For these purposes, any taxable income retained by us, and on which we pay federal income tax, would be treated as having been distributed. In each year for which we qualify and have elected to be treated as a RIC the board of directors will determine whether it is appropriate to distribute substantially all of our net investment income and capital gain net income so as not to be subject to federal income or excise taxes.

         The balance of this discussion assumes that we qualify as an RIC, make the election and satisfy the distribution requirements summarized above.

         TAXATION OF OUR SHAREHOLDERS ON DISTRIBUTIONS IF WE QUALIFY AS AN RIC. Distributions by us generally are taxable to our shareholders as ordinary income or capital gains. Distributions of our investment company taxable income will be taxable as ordinary income to our shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock of Infinity. Distributions of our net capital gains properly designated by us as "capital gain dividends" will be taxable to a shareholder as long-term capital gains regardless of the shareholder's holding period for his or her common stock of Infinity and regardless of whether paid in cash or reinvested in additional common stock of Infinity. Distributions in excess of our earnings and profits first will reduce a shareholder's adjusted tax basis in such shareholder's common stock, and after the adjusted basis is reduced to zero, will constitute capital gains to such shareholder.

         Distributions are generally taxable to shareholders at the time the distribution is received. However, any distribution declared by us in October, November or December, made payable to shareholders of record in such a month and paid the following January, is deemed to have been paid by us and received by shareholders on December 31 of the year declared.

         In general, upon the sale or other disposition of common stock, the selling shareholder will recognize a gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted basis in the common stock. Any loss realized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical common stock within a period beginning 30 days before the disposition of common stock and ending 30 days after the disposition. In such case, the basis of the common stock acquired will be adjusted to reflect the disallowed loss. Gain or loss realized upon a sale of common stock generally will be treated as a capital gain or loss. The gain or loss will be a long-term capital gain or loss if the common stock were held for more than one year. In addition, if the common stock sold were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the shareholder with respect to such common stock.

         We are required to withhold 31% of reportable payments (which may include dividends and capital gain distributions) to individuals and certain other non-corporate shareholders who do not provide us with a correct taxpayer identification number or who otherwise are subject to backup withholding. The certification of a shareholder's taxpayer identification number will be included in the Subscription Agreement to be provided with the Offering Circular.

         Federal withholding taxes at a rate of 30% (or a lesser treaty rate) may apply to distributions to shareholders who are nonresident aliens or foreign partnerships, trusts or corporations. The rules governing United States federal income taxation of foreign shareholders are complex, and prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in common stock, including any reporting requirements.

         YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN INFINITY, INCLUDING THE POSSIBLE EFFECT OF ANY PENDING LEGISLATION OR PROPOSED REGULATION.

RISK FACTORS

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE SEVERAL FACTORS DESCRIBED BELOW. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF INFINITY AND THIS OFFERING BEFORE MAKING AN INVESTMENT DECISION.

RISKS RELATING TO OUR BUSINESS AND STRUCTURE

         LIMITED RESOURCES; LIMITED SOURCE OF REVENUES; LIMITED Operating History. We have limited resources and limited operating history. We will rely exclusively on the skills and expertise of our management team in conducting our business. Our management team has limited experience in identifying, evaluating and acquiring prospective businesses in which we may ultimately invest. Accordingly, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objectives. Prior to the completion and during the initial stages of this Offering, we have very limited resources and will rely on advances made by our management team. In addition, we will not achieve any revenues (other than interest income upon the proceeds of this Offering) until, at the earliest, we sell our investment securities in one or more eligible portfolio companies for a profit. We could require substantial time to become fully invested or to complete this Offering. Pending investment, all cash that we have received pursuant to this Offering will be committed to short-term, high grade investments that present relatively low investment risk but provide a correspondingly low return. We will be wholly dependent for the selection, structuring, closing and monitoring of all of its investments on the diligence and skill of our management team, under the supervision of our Board of Directors. There can be no assurance that we will attain our investment objective. The management team will have primary responsibility for the selection of companies in which we will invest, the terms of such investments and the monitoring of such investments after they are made. However, not all of the management team will devote all of their time to managing us. These factors may affect our returns.

         BDC STATUS. We have filed with the Securities and Exchange Commission our election to be regulated as a Business Development Company under the Investment Company Act of 1940 ("1940 Act") and be subject to Sections 54 through 65 of said 1940 Act ("BDC Provisions"). Since making this election, the Company is required to file a notice of its election and thus it is subject to the provisions of 1940 Act as it applies to Business Development Companies.

         WE COMMENCED INVESTMENT OPERATIONS IN 2004 AND AS A RESULT HAVE A LIMITED OPERATING HISTORY. We commenced investment operations in 2004. As a result, we have limited financial information on which you can evaluate an investment in us or our prior performance. We are subject to all of the business risks and uncertainties associated with any new business, including the risks that we will not achieve our investment objective and that the value of your investment could decline substantially.

         REGULATIONS GOVERNING OUR OPERATION AS A BUSINESS DEVELOPMENT COMPANY WILL AFFECT OUR ABILITY TO AND THE WAY IN WHICH WE RAISE ADDITIONAL CAPITAL. We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. Senior securities are defined by the 1940 Act to include bonds, debentures, notes or similar obligations or instruments that are securities and evidence indebtedness and stock of a class having priority over any other class as to distribution of assets or payment of dividends. Under the provisions of the 1940 Act, we will be permitted, as a business development company, to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

         We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock or warrants, options, or rights to acquire our common stock at a price below the current net asset value of the common stock if our board of directors determines that such sale is in the best interests of the Company and its stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

         REGULATIONS GOVERNING OUR OPERATIONS AS A BUSINESS DEVELOPMENT COMPANY AFFECT OUR ABILITY TO AND THE MANNER IN WHICH WE RAISE ADDITIONAL CAPITAL, WHICH MAY EXPOSE US TO RISKS. Our business will require a substantial amount of capital. We may acquire additional capital from the issuance of senior securities, including borrowings or other indebtedness, or the issuance of additional shares of our common stock. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities, other evidences of indebtedness or preferred stock, and we may borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. Our ability to pay dividends or issue additional senior securities would be restricted if our asset coverage ratio were not at least 200%. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous. As a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred stock, the preferred stock would rank "senior" to common stock in our capital structure, preferred stockholders would have separate voting rights and might have rights, preferences, or privileges more favorable than those of our common stockholders. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you might experience dilution.

         IF WE ARE UNABLE TO SATISFY INTERNAL REVENUE CODE REQUIREMENTS FOR QUALIFICATION AS A RIC OR THE BOARD OF DIRECTORS DEEMS IT NOT APPROPRIATE TO ELECT RIC STATUS, THEN WE WILL BE SUBJECT TO CORPORATE-LEVEL INCOME TAX, WHICH WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION. After we elect, and if we qualify, to be treated as a RIC, we can generally avoid corporate-level federal income taxes on income distributed to our stockholders as dividends. We will not qualify for this pass-through tax treatment if we are unable to comply with the source of income, diversification, or distribution requirements contained in Subchapter M of the Code, or if we fail to maintain our election to be regulated as a business development company under the 1940 Act. If we fail to qualify for the federal income tax benefits allowable to RICs for any reason and remain or become subject to a corporate-level income tax, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution to our stockholders, and the actual amount of our distributions. Such a failure would have a material adverse effect on us, the net asset value of our common stock, and the total return, if any, obtainable from your investment in our common stock.

         WE HAVE A LIMITED AMOUNT OF FUNDS AVAILABLE FOR INVESTMENT IN PORTFOLIO COMPANIES AND AS A RESULT OUR INVESTMENTS WILL LACK DIVERSIFICATION. Based on the amount of our existing available funds, together with the funds from this offering, it is unlikely that we will be able to commit our funds to investments in, and the acquisition of, securities of a large number of companies. We intend to continue to operate as a non-diversified investment company within the meaning of the 1940 Act. Prospective investors should understand that our current investments are not, and in the future may not be, substantially diversified. We may not achieve the same level of diversification as larger entities engaged in similar venture capital activities. Therefore, our assets may be subject to greater risk of loss than if they were more widely diversified. The loss of one or more of our limited number of investments could have a material adverse effect on our financial condition.

         OUR SUCCESS WILL DEPEND, TO A LARGE DEGREE, ON THE EXPERTISE AND EXPERIENCE OF THE MEMBERS OF OUR MANAGEMENT TEAM. Our success in identifying investment opportunities and pursuing and managing such investments is, to a large degree, dependent upon the expertise and experience of the management team and their ability to attract and retain quality personnel.

         POSSIBLE PORTFOLIO COMPANY DIRECTOR LIABILITY. We will participate actively in the management of many portfolio companies, often having a representative serve as a member of a portfolio company's board of directors. Consequently, we may be subject to liability from lawsuits against our representatives in their capacity as directors. Because director liability insurance is typically not available at a reasonable price to small companies, our assets, including assets not related to those portfolio companies, may be exposed to the claims of creditors of such portfolio companies. Our management will try to limit our exposure to such claims and liabilities where practical; however, such efforts may not be successful. Although investors will not be liable for claims against us, liability for claims against portfolio companies would adversely affect our investment results and the amount of cash available for distribution to our investors.

         Non-Diversified Status. We will be initially classified as a "non-diversified" investment company under the 1940 Act. If in the futures we meet certain asset diversification requirements, we may qualify and elect to be treated as a RIC under the Internal Revenue Code and will thereafter seek to meet the diversification standards thereunder. Nevertheless, our assets may be subject to a greater risk of loss than if our investments were more widely diversified.

RISKS RELATING TO THIS OFFERING

         INVESTING IN OUR STOCK IS HIGHLY SPECULATIVE AND YOU COULD LOSE SOME OR ALL OF THE AMOUNT YOU INVEST. The value of our common stock may decline and may be affected by numerous market conditions, which could result in the loss of some or all of your investment in our shares. The securities markets frequently experience extreme price and volume fluctuation which affect market prices for securities of companies. General economic conditions, and general conditions in the industries within which we may invest, will also affect our stock price.

         INVESTING IN OUR SHARES MAY BE INAPPROPRIATE FOR YOUR RISK TOLERANCE. Investing in our shares may be inappropriate for your risk tolerance. The Company's investments in accordance with its investments objective and principal strategies may result in an above average amount of risk and volatility or loss of principal. Our investment in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our shares may not be suitable for you. YOU SHOULD CONSULT WITH YOUR OWN FINANCIAL ADVISER TO DETERMINE WHETHER THIS INVESTMENT IS SUITABLE FOR YOUR RISK TOLERANCE.

         THERE IS CURRENTLY A LIMITED PUBLIC MARKET FOR OUR SHARES AND TRADING MAY OR MAY NOT COMMENCE IN THE REASONABLE NEAR FUTURE. ADDITIONALLY, BECAUSE WE ARE A CLOSED END INVESTMENT COMPANY OUR SHARES MAY TRADE AT A DISCOUNT TO NET ASSET VALUE. There is currently a limited secondary market for our shares and there is no assurance that one will develop in the near future, if ever. Despite our adherence to a dividend distribution of our net capital gains on a quarterly basis which is favored by market participants, we cannot assure that our shares will trade at or above our net asset value. In fact, it is common of publicly traded closed end investment companies to trade at a discount to their net asset value. Additionally, because we are a closed end investment company, we cannot redeem our shares on an ongoing basis and our stockholders cannot exchange their shares of our common stock for shares of any other fund.

         WE ARE A CLOSED END INVESTMENT COMPANY AND WILL NOT REDEEM OUR SHARES. HISTORICALLY, THE SHARES OF CLOSED END INVESTMENT COMPANIES, AND BUSINESS DEVELOPMENT COMPANIES IN PARTICULAR, HAVE TRADED AT A DISCOUNT TO THEIR NET ASSET VALUE. We are a closed end company and will not redeem our shares at the request of shareholders and shareholders cannot exchange shares of our common stock for shares of any other investment company. This means that if you wish to sell our shares you must do so on the market at the then prevailing price. Historically, the shares of closed end investment companies have traded at a discount to their net asset value. Although closed end investment companies which distribute net gains in the form of dividends, which we may do if deemed appropriate by our board of directors, do not trade at a discount, there can be no assurance that we will realize any net capital gains to distribute in the form of dividends in the foreseeable future and thus cannot rely on such positive trading results. Business development companies typically trade at even deeper discounts than other closed end investment companies.

         DISCRETIONARY USE OF PROCEEDS. Our management team will have broad discretion with respect to the specific application of the net proceeds of our Offering, although substantially all of the net proceeds from our Offering, (after payment of salaries to our management team, commissions, reimbursements of advances made by either Adviser, blue sky, printing and mailing costs) are intended to be used for investments in eligible portfolio companies.

         MARKETING. The markets for new products and services may be highly competitive, rapidly changing, or both. Commercial success is frequently dependent on marketing and support resources, the effectiveness and sufficiency of which are very difficult to predict accurately. While this is a significant risk for all portfolio companies, it is one of the principal economic risks of mezzanine and expansion stage portfolio companies, which are anticipated to receive a large portion of our equity investments. The marketing efforts of any particular portfolio company may not be successful or such company's products or services may not be able to be sold at a price and volume that will allow it to be profitable. The products or services of a particular portfolio company may become obsolete or require significant capital to obtain or maintain an adequate market share for the success of the business.

         THERE IS A RISK THAT YOU MAY NOT RECEIVE DIVIDENDS OR THAT OUR DIVIDENDS MAY NOT GROW OVER TIME. We intend to make distributions to our stockholders as deemed appropriate by our board of directors. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or that or that our board of directors will deem it appropriate to make distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions.

         OUR OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE SUBSTANTIAL OWNERSHIP IN US AFTER THIS OFFERING AND THIS COULD LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS, INCLUDING A CHANGE OF CONTROL. After the completion of this offering and assuming all of the shares of common stock are sold, Gregory H. Laborde, our Chairman and Chief Executive Officer, will beneficially own approximately 17.29% of the outstanding shares of our common stock and our Directors and Officers as a group will own approximately 23.22% of our shares. As a result, following the completion of this offering, current management will be able, among other things, to elect directors, change our investment policies, and withdraw our election to operate as a BDC. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock. The officers and directors also have rights for additional shares and/or options to purchase shares under the a) Management Incentive Program, and b) 2008 Stock Option and Award Plan (see "Executive and Director Compensation" Section, page 37).

         IF WE DO NOT INVEST THE PROCEEDS OF THIS OFERING IN A TIMELY MANNER, OUR RETURNS TO STOCKHOLDERS WILL BE SIGNIFICANTLY LOWER. We have estimated that it may take us up to two years to invest all the cash proceeds from this offering in the types of investments we intend to make. We can give no assurance that we will be successful in meeting that estimate. To the extent that it takes us longer to invest the cash proceeds from this offering, the returns to stockholders are likely to be less than if we invested the proceeds over the time period we have allotted.

         WE HAVE NOT YET IDENTIFIED ALL OF THE PORTFOLIO COMPANIES IN WHICH WE WILL INVEST. Our investments are selected by our management team, subject to the approval of our Directors, and stockholders do not have input into investment decisions. Both of these factors increase the uncertainty, and thus the risk, of investing in our common stock or warrants.

RISKS RELATING TO OUR INVESTMENTS

         THE INABILITY OF OUR PORTFOLIO COMPANIES TO ADEQUATELY EXECUTE THEIR GROWTH OR EXPANSION STRATEGIES WOULD HAVE A NEGATIVE IMPACT ON OUR INVESTMENT RETURNS. The possibility that our portfolio companies will not be able to fully carry out or execute on their expansion or growth plans presents significant risk. Our investment in our portfolio companies will ultimately depend on the secondary market for our portfolio company's stock and our ability to liquidate securities purchased by us in the portfolio company in such secondary market. If the intended expansion or growth plan that was one of the main reasons we had originally invested does not come to fruition or is otherwise impeded, the secondary market value of the portfolio company's stock may negatively reflect this information, making our investment not profitable or may subject us to a substantial loss. Further, we may invest in portfolio companies for which no secondary market for its securities exists on an exchange or other electronic trading facility, in which case, the portfolio companies failure to complete or execute its expansion or growth plan may severely inhibit such a secondary market from developing. In such case, we may incur an entire loss of our investment.

         INVESTMENT IN PRIVATELY-HELD COMPANIES PRESENTS CERTAIN CHALLENGES, INCLUDING THE LACK OF AVAILABLE INFORMATION ABOUT THESE COMPANIES, A DEPENDENCE ON THE TALENTS AND EFFORTS OF ONLY A FEW INDIVIDUAL PORTFOLIO COMPANY MANAGERS AND A GREATER VULNERABILITY TO ECONOMIC DOWNTURNS. Infinity will primarily focus on public companies and we will invest in privately-held companies in the process of becoming public or expecting to become public in the future. Generally, very little public information exists about these companies and we will be required to rely on the ability of the management team to obtain adequate information to evaluate the potential returns from investing in these companies. Also, privately-held companies frequently have less diverse product lines and smaller market presence than larger competitors. They are thus generally more vulnerable to economic downturns and may experience substantial variations in operating results. These factors could affect our investment returns.

         OUR PORTFOLIO COMPANIES WILL LIKELY HAVE SIGNIFICANT COMPETITION FROM MORE ESTABLISHED COMPANIES AS WELL AS INNOVATIVE EARLY STAGE COMPANIES. Emerging growth companies often face significant competition, both from early stage companies and from more established companies. Early stage competitors may have strategic capabilities such as an innovative management team or an ability to react quickly to changing market conditions, while more established companies may possess significantly more experience and greater financial resources than our portfolio companies. These factors could affect our investment returns.

         OUR INVESTMENT RETURNS WILL DEPEND ON THE SUCCESS OF OUR PORTFOLIO COMPANIES AND, ULTIMATELY, THE ABILITIES OF THEIR KEY PERSONNEL. Our success will depend upon the success of our portfolio companies. Their success, in turn, will depend in large part upon the abilities of their key personnel. The day-to-day operations of our portfolio companies will remain the responsibility of their key personnel. The loss of one or a few key managers can hinder or delay a company's implementation of its business plan. Our portfolio companies may not be able to attract qualified managers and personnel. Any inability to do so may negatively impact our investment returns.

         SOME OF OUR PORTFOLIO COMPANIES MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE READILY AVAILABLE. Companies in which we make expansion or mezzanine round investments will often require substantial additional equity financing to fully execute their growth strategies. Each round of venture financing is typically intended to provide a company with only enough capital to reach the next stage of development, or in the case of our financings, the turn around stage or Offering stage which will provide us with a liquidity event. We cannot predict the circumstances or market conditions under which our portfolio companies may seek additional capital. It is possible that one or more of our portfolio companies will not be able to raise additional financing or may be able to do so at a price or on terms which are unfavorable to us, either of which could negatively impact our investment returns.

RISKS OF THE COMPANY

         OUR SHARES HAVE JUST RECENTLY BEGUN TRADING AND THERE HAS BEEN LIMITED TRADING IN OUR STOCK. ADDITIONALLY, BECAUSE WE ARE A CLOSED END INVESTMENT COMPANY, OUR SHARES MAY TRADE AT A DISCOUNT TO NET ASSET VALUE. There is currently a limited secondary market for our shares and there is no assurance that a liquid market will develop in the near future, if ever. In fact, it is common of publicly traded closed end investment companies to trade at a discount to their net asset value. Additionally, because we are a closed end investment company, we cannot redeem our shares on an ongoing basis and our stockholders cannot exchange their shares of our common stock for shares of any other fund.

         WE ARE A CLOSED END INVESTMENT COMPANY AND WILL NOT REDEEM OUR SHARES. HISTORICALLY, THE SHARES OF CLOSED-END INVESTMENT COMPANIES, AND BUSINESS DEVELOPMENT COMPANIES IN PARTICULAR, HAVE TRADED AT A DISCOUNT TO THEIR NET ASSET VALUE. We are a closed end company and will not redeem our shares at the request of shareholders and shareholders cannot exchange shares of our common stock for shares of any other investment company. This means that if you wish to sell our shares you must do so on the market at the then prevailing price. Historically, the shares of closed end investment companies have traded at a discount to their net asset value. Closed end investment companies which distribute net gains in the form of dividends do not trade at a discount but there can be no assurance that we will realize any net capital gains to distribute in the form of dividends in the foreseeable future and our board of directors may not deem it appropriate for Infinity to make distributions; thus we cannot rely on such positive trading results. Business development companies typically trade at even deeper discounts than other closed end investment companies.

         WE MAY NOT REALIZE RETURNS ON OUR INVESTMENTS IN PORTFOLIO COMPANIES FOR SEVERAL YEARS. THUS, AN INVESTMENT IN SHARES OF OUR COMMON STOCK IS ONLY APPROPRIATE FOR INVESTORS WHO DO NOT NEED SHORT TERM LIQUIDITY IN THEIR MONEY. We intend to make investments as quickly as possible consistent with our investment objective in those investments that meet our criteria. However, it is likely that a significant period of time will be required before we are fully subscribed in this Offering and an additional amount of time before we are able to fully invest the proceeds of this Offering. A majority of the securities that we will own in our portfolio companies will be "restricted" under Rule 144 of the Securities Act and thus cannot be sold unless we satisfy the requirements of Rule 144. Accordingly it will likely be one or more years before we are able to sell the entire position that we hold in an eligible portfolio company and make any distributions of gains to our stockholders.

         OUR SUCCESS WILL DEPEND, TO A LARGE DEGREE, ON THE EXPERTISE AND EXPERIENCE OF THE MEMBERS OF OUR MANAGEMENT TEAM. Our success in identifying investment opportunities and pursuing and managing such investments is, to a large degree, dependent upon the expertise and experience of the management team and their ability to attract and retain quality personnel.

         POSSIBLE PORTFOLIO COMPANY DIRECTOR LIABILITY. We will participate actively in the management of many portfolio companies, often having a representative serve as a member of a portfolio company's board of directors. Consequently, we may be subject to liability from lawsuits against our representatives in their capacity as directors. Because director liability insurance is typically not available at a reasonable price to small companies, our assets, including assets not related to those portfolio companies, may be exposed to the claims of creditors of such portfolio companies. Our management will try to limit our exposure to such claims and liabilities where practical; however, such efforts may not be successful. Although investors will not be liable for claims against us, liability for claims against portfolio companies would adversely affect our investment results and the amount of cash available for distribution to our investors.

         DISCRETIONARY USE OF PROCEEDS. Our management team will have broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds from this Offering, (after payment of operating costs and salaries to our management team, commissions, reimbursements of advances made by either Adviser, blue sky, printing and mailing costs) are intended to be used for investments in eligible portfolio companies.

         Non-Diversified Status. We will probably be initially classified as a "non-diversified" investment company under the 1940 Act. In the future as we meet certain asset diversification requirements, we may qualify and elect to be treated as a RIC under the Internal Revenue Code and will thereafter seek to meet the diversification standards thereunder. Nevertheless, our assets may be subject to a greater risk of loss than if our investments were more widely diversified.

         COMPETITION FOR INVESTMENTS. We expect to encounter competition from other entities having similar investment objectives, some of whom may have greater resources than us. Historically, the primary competition for venture capital investments has been from venture capital funds and corporations, venture capital affiliates of large industrial and financial companies, small business investment companies, and wealthy individuals. Additional competition is anticipated from foreign investors and from large industrial and financial companies investing directly rather than through venture capital affiliates. Furthermore, our need to comply with provisions of the 1940 Act pertaining to BDCs and, if to qualify and continue to qualify as an RIC, provisions of the Internal Revenue Code pertaining to RICs, might restrict our flexibility as compared with our competitors. Many of our competitors are subject to regulatory requirements substantially different from those to which we are subject, and, as a consequence, they may have a competitive advantage to the extent that the regulations under which we operate restrict our ability to take certain actions. The need to compete for investment opportunities may make it necessary for us to offer portfolio companies more attractive transaction terms than otherwise might be the case. We anticipate being a co-investor with other professional venture capital groups, and these relationships with other groups may expand our access to investment opportunities.

         PERSONNEL. The success of any business is dependent upon the availability of qualified personnel. Although our management team, in conjunction with other venture capital investors, expect to provide our portfolio companies with a great deal of assistance (particularly with regard to capital formation, major personnel decisions, and strategic planning), the day-to-day operations crucial to success will be in the hands of the management of each portfolio company. Each company's management must have a philosophy and personality appropriate for that company's particular stage of development. Early-stage companies typically need entrepreneurial talents, while more mature companies require a higher level of infrastructure and managerial coordination. Competition for qualified personnel is intense at any stage of development. High turnover of personnel has become endemic in many rapidly growing industries and could severely disrupt a portfolio company's implementation of its business plan. Similarly, the ability of a portfolio company's personnel, particularly its founders, to accept and make the difficult transitions that occur as the company matures is hard to predict or manage. Portfolio companies may not be able to attract and retain the qualified personnel necessary for success. Our management may not be able to select portfolio companies that have, or can obtain, the necessary management resources.

         COMPETITION. Most emerging markets are highly competitive. We anticipate that nearly all our portfolio companies will compete against firms with greater financial resources, more extensive development, manufacturing, marketing, and service capabilities, and a larger number of qualified managerial and technical personnel.

         Illiquid NATURE of Investments. We anticipate that substantially all of our portfolio investments (other than short-term investments) will consist of securities that at the time of acquisition are subject to restrictions on sale and for which no ready market will exist, or if such a market does in fact exist, that it may not have sufficient depth and liquidity to allow us to quickly sell our shares. Restricted securities cannot be sold publicly without prior agreement with the issuer to register the securities under the Securities Act, or by selling such securities under Rule 144 or other provisions of the Securities Act which permit only limited sales under specified conditions. Venture capital investments in the securities of portfolio companies are privately negotiated transactions. There may be no established trading market in which such securities can be sold. In the case of warrants or equity securities in private companies, we generally will realize the value of such securities only if the issuer is able to make an initial public offering of its shares, or enters into a business combination with another company which purchases our warrants or equity securities or exchanges them for publicly traded securities of the acquirer. The feasibility of such transactions depends upon the portfolio company's financial results as well as general economic and equity market conditions. Furthermore, even if the restricted warrants or equity securities owned become publicly-traded, our ability to sell such securities may be limited by the lack of or limited nature of a trading market for such securities. When restricted securities are sold to the public, Infinity, under certain circumstances, may be deemed an "underwriter" or a controlling person with respect thereto for the purposes of the Securities Act, and be subject to potential liabilities as such under that Act. Because of the illiquid nature of our investments, a substantial portion of our assets will be carried on its books at fair value as determined by the Board. This value will not necessarily reflect the amount which could be realized upon a sale.

         NEED FOR ADDITIONAL CAPITAL. We expect that most portfolio companies will require additional equity financing to satisfy their working capital requirements. The amount of additional equity financing needed will depend upon the maturity and objectives of the particular company. Each round of venture financing (whether from Infinity or other investors) is typically intended to provide a portfolio company with enough capital to reach the next major valuation milestone. If the funds provided are not sufficient, a company may have to raise additional capital at a price or at terms unfavorable to the existing investors, including Infinity. Although our goal is to structure a liquidity event for our investment within 6 to 24 months from the date we initially invest, the overall success may be reliant upon securing additional capital from PIPE ("Private Investment in Public Equity") investors for our portfolio companies. This additional PIPE financing or the availability of any form of equity or debt capital is generally a function of capital market conditions that are beyond the control of Infinity or any portfolio company. Our management team may not be able to predict accurately the future capital requirements necessary for success. Additional funds may not be available from any source.

         A SIGNIFICANT PORTION OF OUR INVESTMENT PORTFOLIO IS AND WILL CONTINUE TO BE RECORDED AT FAIR VALUE AS DETERMINED IN GOOD FAITH BY OUR BOARD OF DIRECTORS AND, AS A RESULT, THERE IS AND WILL CONTINUE TO BE UNCERTAINTY AS TO THE VALUE OF OUR PORTFOLIO INVESTMENTS. Under the 1940 Act, we will be required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. We will not be permitted to maintain a general reserve for anticipated losses. Instead, we will be required by the 1940 Act to specifically value each individual investment and record an unrealized loss for any asset we believe has decreased in value. Typically there is not a public market for the securities of the privately-held companies in which we have invested and will generally continue to invest. As a result, we value our investments in privately-held companies on a quarterly basis based on a determination of their fair value made in good faith. Factors that the Board of Directors may consider in determining fair value of an individual investment are financial performance and condition, nature and realizable value of any collateral, business plan and progress towards plan, restrictions on the investment securities, liquidity, trading activity, financing activity, discounted cash flow, relative valuation to comparable companies and other relevant factors.

         With respect to our investments for which market quotations are not readily available and/or investments subject to restrictions, our Board of Directors recently adopted a multi-step valuation process for each quarter as described below:

     1)   Management reviews all investments and summarizes current status;
     2) An independent valuation firm conducts independent appraisals of all investments;
     3) The audit committee of our board of directors reviews the managements summary and the report of the independent valuation firm and supplements with additional comments; and
     4) The Board of Directors discusses valuation and determines the fair value of each investment in our portfolio in good faith based on the input of management, the independent valuation firm and the audit committee.

         Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

         OUR PORTFOLIO IS AND MAY CONTINUE TO BE CONCENTRATED IN A LIMITED NUMBER OF PORTFOLIO COMPANIES AND INDUSTRIES, WHICH WILL SUBJECT US TO A RISK OF SIGNIFICANT LOSS IF ANY OF THESE COMPANIES DEFAULTS ON ITS OBLIGATIONS UNDER ANY OF ITS DEBT INSTRUMENTS OR BY A DOWNTURN IN THE PARTICULAR INDUSTRY. Our portfolio is and may continue to be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our intention to qualify over time as a RIC, we do not have fixed guidelines for diversification, and while we are not targeting any specific industries, our investments are, and could continue to be, concentrated in relatively few industries. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

         WE MAY NOT CONTROL ANY OF OUR PORTFOLIO COMPANIES. We may not control any of our portfolio companies, even though we may have board representation or board observation rights. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree, may take risks or otherwise act in ways that do not serve our interests.

         WE MAY NOT REALIZE GAINS FROM OUR EQUITY INVESTMENTS. Our goal is ultimately to dispose of the equity interests we acquire from our portfolio companies and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

         OUR ABILITY TO INVEST IN CERTAIN PRIVATE AND PUBLIC COMPANIES MAY BE LIMITED IN CERTAIN CIRCUMSTANCES. As a business development company, we must not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. We expect that substantially all of our assets will be "qualifying assets," although we may decide to make other investments that are not "qualifying assets" to the extent permitted by the 1940 Act.

         THE INABILITY OF OUR PORTFOLIO COMPANIES TO COMMERCIALIZE THEIR TECHNOLOGIES OR CREATE OR DEVELOP COMMERCIALLY VIABLE PRODUCTS OR BUSINESSES WOULD HAVE A NEGATIVE IMPACT ON OUR INVESTMENT RETURNS. The possibility that our portfolio companies will not be able to commercialize their technology, products or business concepts presents significant risks to the value of our investment. Additionally, although some of our portfolio companies may already have a commercially successful product or product line when we invest, technology related products and services often have a more limited market or life span than have products in other industries. Thus, the ultimate success of these companies often depends on their ability to continually innovate in increasingly competitive markets. Their inability to do so could affect our investment return. We cannot assure you that any of our portfolio companies will successfully acquire or develop any new technologies, or that the intellectual property the companies currently hold will remain viable. Even if our portfolio companies are able to develop commercially viable products, the market for new products and services is highly competitive and rapidly changing. Neither our portfolio companies nor we have any control over the pace of technology development. Commercial success is difficult to predict, and the marketing efforts of our portfolio companies may not be successful.

ITEM 3.  PLAN OF DISTRIBUTION OF OFFERING

         The Company intends to use its "best efforts" to sell to the public up to 12,000,000 Shares at $0. 40 per Share.

         The Offering will terminate no later than June 12, 2010, provided, that the Company reserves the right to terminate the Offering at any time whatsoever. There is no minimum offering amount and proceeds received by the Company will be placed directly into the accounts of the Company.

         We plan to offer our shares directly to the public through the efforts of our management team. The Company may also offer Shares through broker-dealers who are members of the National Association of Securities Dealers, Inc. ("NASD"). On sales made directly to the public by the Company, no commission or any other form of remuneration will be paid. On sales made by NASD broker-dealers, a commission of up to 10% of the dollar amount of the Shares sold by such broker will be paid. As of the date of this Offering Circular, no broker has been retained or is under any obligation to purchase any Shares in the Offering.

         All purchasers of the Shares pursuant to this Offering Circular may subscribe for Shares by filing in and signing the Subscription Agreement and delivering it, prior to the Offering Close Date, to the Company. The subscription price of $0. 40 per Share must be paid in cash or by check, or postal or express money order, payable in United States dollars, to the Company. The Company will also accept cash equivalents as payment for the Shares. In the event that the Company receives marketable securities for its Shares, the value of such marketable securities shall be determined and based on the bid price of said marketable securities one business day prior to the date said securities are delivered to the Company. Certificates for shares of Common Stock subscribed for will be issued as soon as practicable after the subscriptions have been accepted. The Company has the right to reject any subscription in whole or in part for any reason whatsoever.

         Prior to September 10, 2008, there was no public market for any of the Company's securities.

ITEM 4.  MANAGEMENT AND CERTAIN SECURITY HOLDERS OF THE ISSUER

         The directors and executive officers of Infinity are:

NAME/ADDRESS                           POSITION
------------------------------         -----------------------------------------
Gregory H. Laborde*                    Chief Executive Officer, President
 255 Warren Street, Suite 1504         and Chairman of the Board
Jersey City, New Jersey 07302

Theodore A. Greenberg*                 CFO, Chief Investment Officer, Secretary
80 Broad Street, 5th Floor             and Director
New York, NY  10004

Pierce McNally****                     Director
c/o GRAY PLANT MOOTY
500 IDS Center
80 South 8th Street
Minneapolis, MN 55402

Conrad Huss**                          Director
3 Carpenter Court
Airmont, New York  10952

Ernest D. Chu***                       Director
1234 S. Military Trail #1812
Deerfield Beach, FL 33443

-----------------------------
*Interested Directors of Infinity within the meaning of the 1940 Act. ** Member of the Audit Committee
*** Member of the Compensation Committee
**** Member of the Audit Committee and Compensation Committee

         The business backgrounds of Infinity's directors and officers are as follows:

         GREGORY H. LABORDE, age 44, President, Chief Executive Officer and Chairman of the Board, has over 20 years experience on Wall Street in the areas of investment banking, trading, sales and financial consulting. From 1986 to 1997, Mr. Laborde worked in corporate finance at a number of prestigious NYC based investment banks, including: Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co., and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing transactions totaling over 100 million dollars. In 1999 he founded and took public Origin Investment Group, a business development company that was involved in investing in IT related businesses. While serving as Chairman & CEO, Mr. Laborde was responsible for providing 2 million in direct equity investments, a 10 million equity credit line, as well as successfully negotiating definitive agreements to acquire several private businesses. Mr. Laborde is currently the Chairman of GHL Group, Ltd., a firm that provides capital formation and mergers and acquisition services to select publicly traded companies or rapidly expanding private businesses seeking to go public. Mr. Laborde currently serves as the President & CEO of NPI08, Inc (NPIE: Pink Sheets) and is the former President & CEO of Satellite Organizing Solutions, Inc. (now renamed Strategic Environmental & Energy Resources, Inc. (SENR: Pink Sheets), a provider of technology-based industrial services in the environmental, energy and rail transport sector, and has been President, CEO and Director of Infinity Capital Group since inception. Mr. Laborde holds a Bachelor of Science degree in Engineering from Lafayette College.

         On October 12, 2005, Mr. Theodore A. Greenberg was appointed Chief Financial Officer and Secretary by the Board of Directors. Mr. Theodore A.
Greenberg accepted appointment as Chief Financial Officer and Secretary effective November 15, 2005. His biographical information is as follows:

         THEODORE A. GREENBERG, age 49, Director and Chief Investment Officer, is a senior financial executive with more than 25 years experience in private equity, consulting, industry and public accounting. He was a General Partner and co-founder of Park Avenue Equity Partners, LP, a $110 million private equity fund focused on the middle market. In his five years with Park Avenue, Ted sourced, evaluated and negotiated deals and worked extensively with portfolio companies post acquisition. Prior to founding Park Avenue, he worked with Development Capital, LLC on direct equity investments and served as consulting CFO to one of Development Capital's portfolio companies. Previously, Ted directed the financial services practice at Marcum & Kliegman, LLP, a New York Metropolitan area accounting and consulting firm where he advised on merger and acquisition transactions, as well as operations and taxation. From 1980 to 1993 Ted provided operations, finance and taxation consulting services to a variety of real estate partnerships, financial service companies and entrepreneurial ventures. He graduated with a BS in Accounting, Cum Laude, from the State University of New York at Albany and received an MBA in Finance & Business Policy from the University of Chicago. Mr. Greenberg earned certification as a Certified Public Accountant in New York State.

         PIERCE MCNALLY, age 59, Director, serves of counsel to Gray Plant Mooty, practicing in the areas of business law and entrepreneurial services. He currently serves as Chairman Emeritus and Director of Lockermate Corporation of Minnetonka, Minnesota, a company that provides locker organizing systems and fashion accessories to the retail trade. He served as Minnesota American's Chairman of the Board, Chief Executive Officer and Secretary from October 1994 until January 2000, when Minnesota American merged with CorVu Corporation (OTC:
CRVU). He served as Chairman and Director of Corporate Development of Nicollet Process Engineering, Inc. from May 1995 until April 1999, when he retired from the board. He also serves on the board of directors of eNetpc (OTC: BB), Solv Technology, LLC, Linkup, Inc. In December, 1983, Pierce was elected to the board of directors of his family company, Midwest Communications, Inc., owner of numerous broadcast properties including WCCO-TV, WCCO-AM and WLTE in the Twin Cities. In 1989, he was subsequently also elected an officer of the company and he served in both capacities until the company merged with CBS, Inc. (NYSE:CBS) in 1992. Pierce also began investing in start up and early stage companies with which he would also develop an advisory or management relationship. He owned and operated KTPK-FM in Topeka, Kansas, he was the executive producer of a television program about the entrepreneurial process called "Working On the Dream." Pierce completed his undergraduate studies at Stanford University. He received his law degree from the University of Wisconsin Law School in 1978. He was a member of Order of the Coif.

         CONRAD R. HUSS, age 56, appointed Director, is a financial professional with over twenty-five years of investment banking and operating experience. Mr. Huss graduated from New York University with a BS in Accounting and Finance, and received his MBA from Adelphi University. Over the course of his career, Mr. Huss has served as Managing Director for a number of investment banking units at small and middle market firms, as a Founding Partner of a boutique bank specializing in technology and health care, and as Chief Executive Officer of a medical technology company. Presently, Mr. Huss is a principal at Berwyn Capital, LLC, a boutique Investment Bank focusing on emerging growth companies. Previously, Mr. Huss was Managing Director at Hobbs Melville Securities Corp. where he was responsible for overseeing and managing the Investment Banking department, capital markets and administrative functions. Prior to Hobbs Melville, Mr. Huss served as the Managing Director for Auerbach, Pollak & Richardson, Inc. There, he specialized in the technology, health care and consumer product industries and developed operating plans for the banking department, among other initiatives. Mr. Huss previously served as Managing Director, Corporate Finance at Credit Lyonnais USA, Inc. He was responsible for originating transactions for both domestic and non-US clients and for cross-border merger & acquisition assignments and equity offerings. Mr. Huss served as the Chief Executive Officer at Matrix Instruments Inc., a public medical technology company. Mr. Huss began his career in the management training program at Pepsico, Inc. and held a series of positions in business development and the mergers and acquisitions and group.

         ERNEST D. CHU, age 60, appointed Director, received his B.A. in History from Amherst College in1968 and was enrolled in the PhD Program in Asian Studies at Columbia University in 1969. Since 1995 Mr. Chu has been the Chairman and Managing Director of Corporate Builders, Inc. He also founded and is serving as Acting Chief Financial Officer for High Speed Video Holdings Corp. (2004-2007). From 1999 to 2000 Mr. Chu acted as Chief Financial Officer and Director of WorldWideWeb.com, Inc. Mr. Chu founded NuWave Technologies, Inc. in 1995 and served as the Chairman until 1998.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of Infinity Capital Group, Inc. outstanding common stock by:

         o each person who is known by Infinity to be the beneficial owner of five percent (5%) or more of Infinity common stock;

         o        Infinity's President,  its other executive officers,  and each
                  director  as   identified  in  the   "Management--   Executive
                  Compensation" section; and

         o all of the Company's directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within sixty days of the date of this document into shares of Infinity common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants, or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               NAME                      TITLE       COMMON STOCK AMOUNT     COMMON STOCK %      OPTIONS       OPTIONS % TOTAL
                                                            OWNED              TOTAL (*)                             (**)
------------------------------------ -------------- ----------------------- ----------------- --------------- -------------------
Gregory H. Laborde, CEO,             Common                      3,207,250            17.29%               0                  0%
President, Chairman & Director       Restricted
(beneficially through GHL Group,
Ltd.)

Theodore A. Greenberg, Chief         Common                      1,100,000             5.93%               0                  0%
Investment Officer, CFO, Secretary   Restricted
and Director

Pierce McNally, Director             Common                              0                0%         156,000                 >1%
                                     Restricted

Conrad R. Huss, Director             Common                              0                0%         137,000                 >1%
                                     Restricted

Ernest D. Chu, Director              Common                              0                0%         111,000                 <1%
                                     Restricted
                                                    ----------------------- ----------------- --------------- -------------------
Joseph Chiappetta, Employee          Common                              0                0%         196,000              >1.06%
                                     Restricted

Officers and Directors as a Group    Common                      4,307,250            23.22%         600,000               >3.3%
                                     Restricted
--------------------------

* Relates to percentage based on completion of Offering and issuance of all 12,000,000 Shares
** If Options exercised in 60 days

COMPANY AUDIT COMMITTEE

         The Audit Committee was formed in April 2006 to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's internal and external auditors. Pierce McNally, as Chairman, and Conrad R. Huss act as the initial members of the Audit Committee.

EXECUTIVE COMPENSATION

         Infinity's management currently consists of the following persons along with their executive compensation:

NAME/ADDRESS            POSITION                           COMPENSATION
----------------------  -------------------------          ------------
Gregory H. Laborde      Chief Executive Officer            $90,000
                        Chairman of the Board
                        and Director

Theodore A. Greenberg   Chief Investment Officer           $90,000
                        Chief Financial Officer
                        Secretary and Director

         The following table sets forth certain information concerning compensation paid by the Company to the President and the Company's two most highly compensated executive officers for the fiscal years ended December 31, 2008, 2007 and 2006 (the "Named Executive Officers"):

                      SUMMARY EXECUTIVES COMPENSATION TABLE

                                                                     NON-EQUITY    NON-QUALIFIED
                                                                     INCENTIVE     DEFERRED
                                                 STOCK       OPTION  PLAN          COMPENSATION   ALL OTHER
                              SALARY    BONUS    AWARDS      AWARDS  COMPENSATION  EARNINGS       COMPENSATION    TOTAL
NAME & POSITION      YEAR     ($)       ($)      ($)         ($)     ($)           ($)            ($)             ($)
-------------------- -------- --------- -------- ----------- ------- ------------- -------------- --------------- ----------
Gregory H.           2008     0 (3)     0        0           0       0             0              0               0
Laborde, President   2007     0 (2)     0        0           0       0             0              0               0
and CEO              2006     0 (1)     0        0           0       0             0              0               0

Theodore A.          2008     0 (5)     0        0           0       0             0              0               0
Greenberg, CFO,      2007     0         0        0           0       0             0              0               0
CIO and Secretary    2006     0 (4)     0        0           0       0             0              0               0
--------------------

(1) GHL Group, Ltd., a company affiliated with Gregory H. Laborde, was paid $55,020. The payment was included in management fee expenses for payment to GHL Group, Ltd. See "Related Party Transactions" for a discussion of Gregory Laborde and his affiliation with GHL Group, Ltd., with which the Company contracts for consulting services and to which it pays fees.

(2) GHL Group, Ltd., a company affiliated with Gregory H. Laborde, was paid $38,177. The payment was included in management fee expenses for payment to GHL Group, Ltd. See "Related Party Transactions" for a discussion of Gregory Laborde and his affiliation with GHL Group, Ltd., with which the Company contracts for consulting services and to which it pays fees.

(3) GHL Group, Ltd., a company affiliated with Gregory H. Laborde, was paid $44,367. The payment was included in management fee expenses for payment to GHL Group, Ltd. See "Related Party Transactions" for a discussion of Gregory Laborde and his affiliation with GHL Group, Ltd., with which the Company contracts for consulting services and to which it pays fees.

(4) Theodore A. Greenberg billed the Company $10,000 for services. The compensation was billed but not actually paid and is included in account payables.

(5) Theodore A. Greenberg earned salary of $24,000. The compensation was accrued but not actually paid and is included in accrued expenses.


                             DIRECTORS' COMPENSATION

The following table sets forth certain information concerning compensation paid to the Company's directors through December 31, 2008:

                                                                           NON-QUALIFIED
                                                         NON-EQUITY          DEFERRED
                 FEES                                  INCENTIVE PLAN      COMPENSATION         ALL OTHER
                 EARNED OR   STOCK       OPTION       COMPENSATION ($)       EARNINGS        COMPENSATION ($)      TOTAL
     NAME        PAID IN     AWARDS ($)  AWARDS ($)                             ($)                                 ($)
                 CASH
                    ($)
---------------- ----------- ----------- ----------- ------------------- ------------------ ------------------- ------------
Gregory H.            $ -0-       $ -0-       $ -0-               $ -0-              $ -0-               $ -0-        $ -0-
Laborde (1)

Theodore A.           $ -0-       $ -0-       $ -0-               $ -0-              $ -0-               $ -0-        $ -0-
Greenberg (2)

Pierce McNally        $ -0-       $ -0-     $21,703               $ -0-               $-0-               $ -0-     $ 21,703
(3)

Conrad R. Huss        $ -0-       $ -0-     $19,060               $ -0-               $-0-               $ -0-     $ 19,060
(4)

Ernest D. Chu         $ -0-       $ -0-     $15,442               $ -0-               $-0-               $ -0-     $ 15,442
(5)

John J.               $ -0-       $ -0-        $-0-               $ -0-               $-0-               $ -0-        $ -0-
Maroney (6)
---------------

(1) GHL Group, Ltd., a company affiliated with Gregory H. Laborde, was paid $44,367. The payment was included in management fee expenses for payment to GHL Group, Ltd. See "Related Party Transactions" for a discussion of Gregory Laborde and his affiliation with GHL Group, Ltd., with which the Company contracts for consulting services and to which it pays fees.

(2) Theodore A. Greenberg earned salary of $24,000. The compensation was accrued but not actually paid and is included in accrued expenses.

(3) Pierce McNally received a grant of 156,000 options to purchase the Company's stock under the Company's 2008 stock option plan.

(4) Conrad R. Huss received a grant of 137,000 options to purchase the Company's stock under the Company's 2008 stock option plan.

(5) Ernest D. Chu received a grant of 111,000 options to purchase the Company's stock under the Company's 2008 stock option plan.

(6) Resigned as a Director effective April 1, 2008

STOCK OPTION AND AWARD PLAN

         During fiscal 2008, the Company granted options to purchase shares of Company Common Stock to three directors and in January 2009 the Company granted options to purchase shares of Company Common Stock to a non-executive employee all pursuant to its Stock Option and Award Plan. Under the Stock Option and Award Plan, the Company is permitted to issue stock options that are qualified as incentive stock options under the IRC, options that are not so qualified, direct awards of shares of stock, stock appreciation rights and other forms of awards that use (or are based on) shares of Common Stock. To date, the Company has issued only non-qualified stock options under the Stock Option and Award Plan.

         Stock options are awarded to executive officers and other persons both to recognize outstanding contributions that they have made to the Company's financial performance, and to encourage and provide incentives to continue to make such contributions. While the Company has the flexibility to grant below-market options, its policy has been to grant options at fair market value, with vesting over a period of several years, in order to better align the personal interests of optionees with those of the stockholders of the Company.

ANNUAL INCENTIVE COMPENSATION

         Beginning with fiscal 2009, the Company will provide annual incentive compensation to executive officers of the Company through its Management Incentive Program. The Management Incentive Program is designed to offer compensation opportunities that are tied directly to Company performance. In addition, the Management Incentive Program is designed to foster equity ownership in the Company by executive officers and all other participants. The Management Incentive Program, at least as it relates to the Designated Executive Officers of the Company, will be administered by a subcommittee of the Committee that will include only those members who qualify as "outside" directors under
Section 162(m) of the IRC. Pursuant to the Management Incentive Program, that subcommittee will establish the specific criteria and performance measures each year that will be applicable to the Company's Designated Executive Officers for the purpose of earning incentive compensation or bonuses for such year under the Management Incentive Program.

                                2008 Stock Option and Award Plan Benefits
                          (NOTE: All benefits are in the form of Stock Options)

                                                                            2008 STOCK OPTION AND AWARD PLAN
                      NAME & POSITION                              DOLLAR VALUE (1)              NUMBER OF OPTIONS (SEE NOTE (1))
------------------------------------------------------------ ------------------------------ ---------------------------------------
Gregory H. Laborde, President, CEO and Chairman                           $0                                     0
Theodore A. Greenberg, CIO, CFO, Secretary and Director                   $0                                     0
Ernest D. Chu, Director                                                 $15,442                               111,000
Conrad R. Huss, Director                                                $19,060                               137,000
Pierce McNally, Director                                                $21,703                               156,000
Joseph Chiappetta, Employee                                             $26,081                               196,000

Officers/Directors/Employees
Executive Group (2)                                                       $0                                     0
Non-Executive Director Group (3)                                       $56,2050                               404,000
Non-Executive Officer Employee Group (4)                                $26,081                               196,000

--------------------
(1) The dollar value of the Stock Awards and Stock Options was determined using the Black Scholes formula as detailed in the footnotes to the Company's attached financial statements.
(2) The Executive Group comprises of Mr. Gregory H. Laborde and Mr. Theodore A. Greenberg, who may be issued Options (as yet not determined) in under the 2008 Stock Option and Award Plan.
(3) The Non-Executive  Director Group comprises of Mr. Ernest D. Chu, Mr. Conrad
R. Huss and Mr. Pierce McNally who were issued options that are exercisable at $.80 per share.
(4) Joseph Chiappetta is a non-executive officer employee who was issued options in January 2009 that are exercisable at $.50 per share. 50,000 of Mr. Chiappetta's options vested upon issuance, 73,000 of his options vest on his first anniversary with the Company and 73,000 of his options vest on his second anniversary with the Company.

         The Board has not ratified any pension or retirement plans and therefore has not determined any specifics with respect to the total amount necessary to fund such plans or the estimate annual payments to be made under such plans.

RECENT SALES OF UNREGISTERED SECURITIES

         There have been unregistered securities offered or sold by the issuer or any one of its affiliates within the one year prior to the filing of this notification, as follows:

     1.  Common Stock.

         (a) The Company issued 33,992 restricted shares for settlement of a debt of $11,096.58. The shares were issued on June 8, 2009.

         (b) The Company issued 102,500 restricted shares in connection with the acquisition of NPI08, Inc., on June 17, 2008. (c) The Company issued 40,500 restricted shares from the exercise of Class A Warrants for common stock- $.25 on November 15, 2008.

         (d) The Company issued 49,000 shares at a purchase price of $.80 per share for an aggregate amount of $39,200 pursuant to Regulation E. The shares were issued without any restrictive legend on June 17, 2008.

         (e) The Company issued 50,625 shares at a purchase price of $.80 per share for an aggregate amount of $40,500 pursuant to Regulation E. The shares were issued without any restrictive legend on July 11, 2008.

     2.  Convertible Loan.

         On June 1, 2009, Infinity Capital Group, Inc. ("the Company") completed a $125,000 Convertible Loan with certain accredited investors (collectively, the "Investors"), pursuant to which the Company issued to the Investors, or their designees, a 90 day Promissory Note bearing interest at 7% per annum secured by a Pledge of 250,000 shares of Infinity Capital Group, Inc. and 200,000 shares of Strategic Energy & Environmental Resources, Inc. As additional consideration for the Convertible Loan, the Company transferred 15,000 of its shares of Strategic Environmental & Energy Resources, Inc, and promised to transfer in the future 10% of any equity interest retained by the Company in NPI08, Inc, after a merger transaction to the Investor. The Investors have the option to convert all or part of their principal balance and accrued interest into shares of the Company at $.40 per share.

     3.  Stock Option And Award Plan Benefits.

         As of the date hereof, 600,000 Options had been granted under the Stock Option and Award Plan to various directors and an employee of the Company. This amount includes the following:


                    NAME                             NUMBER OF OPTIONS
----------------------------------------------  -----------------------------

Ernest D. Chu                                             111,000

Conrad R. Huss                                            137,000

Pierce McNally                                            156,000

Joseph M. Chiappetta                                      196,000
                                                -----------------------------

                    TOTAL                                 600,000

         4. GHL Group,  Ltd., an affiliate of the Company  controlled by Gregory
H. Laborde, sold 405,000 shares as follows:

                  Theodore A. Greenberg - 300,000 at $.25 on 7/22/08 Pactec - 85,000 at $.25 on 7/22/08
                  Yves  Gervais  - 20,000 at $0 on 7/22/08

         5. Theodore A. Greenberg an affiliate of the Company purchased 500,000 as follows:

                  GHL Group, Ltd - 300,000 at $.25 on 7/22/08
                  WirelessAge Communications, Inc. - 200,000 at $.10 on 7/22/08

RELATED PARTY TRANSACTIONS

         Employment  Contracts - On April 20, 2006 Gregory  Laborde and Theodore
A. Greenberg signed employment contracts with the Company with annual compensation set at $90,000 for each. Mr. Greenberg has agreed to reduced compensation of $2,000 per month until the Company has completed its planned Regulation E offering for at least $1,500,000 and to defer a proportionate amount of his compensation if the offering raises less than $3,000,000. Such deferral until the Company has raised additional capital or sufficient income from fees and/or investments is achieved. In lieu of Mr. Laborde's salary, management fees have been paid to a company he is affiliated. These fees have been in an amount lower than the contractual amount. Mr. Laborde and Mr. Greenberg have agreed to waive all salary amounts due under their contracts which were not paid or accrued by March 31, 2009.

ITEM 5.  PORTFOLIO COMPANIES

            The following table sets forth certain information as of March 31, 2009 regarding each portfolio company in which the Company had an investment. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments.

-------------------------------- ---------------------------- -------------------- ---------------- ----------------- --------------
  NAME AND ADDRESS OF PORTFOLIO    NATURE OF ITS PRINCIPAL     TITLE OF SECURITIES   PERCENTAGE OF      COST OF        FAIR VALUE AT
             COMPANY                       BUSINESS                HELD BY US         CLASS HELD       INVESTMENT        03/31/09
-------------------------------- ---------------------------- -------------------- ---------------- ----------------- --------------
Lumonall Inc. (OTC:BB:LUMN)      photoluminescent  safety     Common               00.5%            $7,225            $639
765 15th Sideroad                products
King City, ONT L7B 1K5
-------------------------------- ---------------------------- -------------------- ---------------- ----------------- --------------
NPI08, Inc.                      Former education and         Common               87.85%           $232,000          $157,206
(Pink Sheets: NPIE)              college preparation company
80 Broad Street, 5th Floor
NY, NY 10004
-------------------------------- ---------------------------- -------------------- ---------------- ----------------- --------------
Strategic Environmental and      Provider of                  Common               3.00%            $196,724          $787,698
Energy Services, Inc.            technology-based industrial
(Pink Sheets:SENR)               services in the
7801 Brighton Rd                 environmental, energy and
Commerce City, CO 80022          rail transport sectors
-------------------------------- ---------------------------- -------------------- ---------------- ----------------- --------------
Strategic Environmental and      Provider of                  Warrants             0.50%            $24,490           $40,528
Energy Services, Inc. (Pink      technology-based industrial
Sheets:SENR                      services in the
7801 Brighton Rd                 environmental, energy and
Commerce City, CO 80022          rail transport sectors
-------------------------------- ---------------------------- -------------------- ---------------- ----------------- --------------

                        DETERMINATION OF NET ASSET VALUE

      We determine the net asset value per share of our common stock quarterly. The net asset value per share of our common stock is equal to the value of our total assets minus total liabilities divided by the total number of shares of common stock outstanding.

      At March 31, 2009, the Company had a net asset value of $0. .06 per share. Value, as defined in Section 2(a)(41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value as determined in good faith by the board of directors. Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our investments at fair value as determined in good faith by our board of directors. In making its determination, our board of directors considers valuation appraisals provided by an independent valuation service provider. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by our board of directors may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

      There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where realization of an equity security is doubtful. Conversely, we will record unrealized appreciation if we have an indication that the underlying portfolio company has appreciated in value and, therefore, our equity security has also appreciated in value, where appropriate.

         Factors that the Board of Directors may consider in determining fair value of an individual investment are financial performance and condition, nature and realizable value of any collateral, business plan and progress towards plan, restrictions on the investment securities, liquidity, trading activity, financing activity, discounted cash flow, relative valuation to comparable companies and other relevant factors.

         With respect to our investments for which market quotations are not readily available and/or investments subject to restrictions, our Board of Directors recently adopted a multi-step valuation process for each quarter as described below:

         1. Management reviews all investments and summarizes current status;

         2. An independent valuation firm conducts independent appraisals of all investments;

         3.       The audit  committee  of our board of  directors  reviews  the
                  managements   summary  and  the  report  of  the   independent
                  valuation firm and supplements with additional comments; and

         4. The Board of Directors discusses valuation and determines the fair value of each investment in our portfolio in good faith based on the input of management, the independent valuation firm and the audit committee.

         Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

         We have retained Chartered Capital Advisers, Inc. to provide us with quarterly valuations of our portfolio of equity securities.

         DILUTION. The present shareholders of the Company have acquired an interest in the Company at a total cost substantially less than the total cost the public investors will pay for their shares. Therefore, the public investors will bear most of the risk of loss. As of March 31, 2009, the Company had a total of 6,513,399 shares of common stock outstanding compared to a net asset value of $397,053 as of March 31, 2009 or $.06 per share of common stock. Subsequent to March 31, 2009, the Company issued 33,992 shares or common stock in settlement of a debt of $11,096.58.

         If the maximum number of Shares proposed to be offered are sold, the present shareholders will own 6,547,391 shares or 35.30% of the Company's common stock to be outstanding, and the public purchasers will own 12,000,000 shares or
64.70 % of the Company's common stock to be outstanding, for which the public purchasers will have paid to the Company a total of $4,800,000 (or an average of $.40 per share.) The following table illustrates the per share dilution if Offering is achieved without taking into account the issuance of 33,992 shares in settlement of a debt of $11,096.58 subsequent to March 31, 2009:


                                                              MAXIMUM SOLD
                                                              ------------
Public offering price per share of common (1)                     $.40

Net Asset Value per share before offering  (2)                    $.06

Increase per share attributable to new Investors                  $.22

Net Asset Value per share after offering    (3)                   $.28

Dilution of Net Asset Value per share to new Investors            $.12
---------
1. Average offering price before deduction of offering expenses once the entire Offering has been sold.
2. Determined by dividing the number of shares of common stock outstanding into the net asset value of the company as of March 31, 2009 without taking into account the issuance of 33,992 shares in settlement of a debt of $11,096.58 subsequent to March 31, 2009.
3. Before deduction of offering expenses and First Year Operating Costs as described herein. See USE OF PROCEEDS.

         The following table summarizes the comparative ownership and capital contributions of present shareholders and public investors assuming the maximum number of shares are sold in this Offering:

------------------- ----------------- ----------------- ------------------ ------------------------- -----------------------------
                      SHARES OWNED       PERCENT OF           TOTAL            PERCENT OF TOTAL            PRICE PER SHARE
                                        TOTAL SHARES      CONSIDERATION         CONSIDERATION
------------------- ----------------- ----------------- ------------------ ------------------------- -----------------------------
Present             6,513,399         35%               $397,053           8%                        $.06
Shareholders (1)
------------------- ----------------- ----------------- ------------------ ------------------------- -----------------------------
Public Investors    12,000,000        65%               $4,800,000         92%                       $.40
------------------- ----------------- ----------------- ------------------ ------------------------- -----------------------------

(1) Without taking into account the issuance of 33,992 shares in settlement of a debt of $11,096.58 subsequent to March 31, 2009.

ITEM 6.  CAPITAL STOCK AND OTHER SECURITIES

CAPITALIZATION. The following table shows the number of shares outstanding as of June 12, 2009.

----------------------------------------- ---------------------------------
Common Stock                                                     6,547,391
----------------------------------------- ---------------------------------
Class "A" Warrants Outstanding                                           0
----------------------------------------- ---------------------------------
Class "B" Warrants Outstanding                                           0
----------------------------------------- ---------------------------------
Class "C" Warrants Outstanding                                           0
----------------------------------------- ---------------------------------

         GENERAL. Infinity is authorized to issue two classes of capital stock, 100,000,000 Common Shares, par value $.001 per share and 10,000,000 shares of Preferred Stock at $.001 par value for which the Board may designate series or classes with rights and privileges. No Preferred Stock has been designated.

COMMON STOCK

         Infinity's  directors  are  elected  by  the  vote  of the  holders  of
Infinity's outstanding common stock. Holders of common stock do not have preemptive or preferential rights to acquire any shares of the capital stock of Infinity, and any or all of such shares, wherever authorized, may be issued, or may be reissued and transferred if such shares have been re-acquired and have treasury status, to any person, firm, corporation, trust, partnership, association or other entity for consideration and on such terms as the Board determines in its discretion without first offering the shares to any shareholder of record. All of the shares of Infinity's authorized capital stock, when issued for such consideration in excess of par value as the Board may determine, shall be fully paid and nonassessable.

         Except as otherwise required under the 1940 Act, voting power for the election of directors and for all other purposes shall be exclusively vested in the holders of Common Stock. In all cases each director shall hold office until next annual meeting when such director's successor shall be elected and shall qualify or upon such director's earlier resignation, removal from office, death or incapacity. At each annual meeting of stockholders, beginning with the annual meeting of stockholders in 2005, the directors shall be elected to hold office until the next annual meeting of stockholders after their election. The Company, if required by any Rule, may later divide its Board into up to three classes to hold seats in staggered terms.

         In the event of a liquidation or dissolution of Infinity, the holders of the Common Stock shall be entitled to receive all of the net assets of Infinity after all outstanding Preferred stock, if any, has paid out its liquidation preference and any dividends. The assets so distributed to the stockholders shall be distributed among such stockholders, in cash or in kind at the option of the directors, in proportion to the number of full and fractional shares of the class held by them and recorded on the books of Infinity.

WARRANTS

         CLASS "A" WARRANTS FOR COMMON STOCK -  $.25
         Each common stock purchase warrant entitles the holder to purchase one share of common stock at $.25 per share until November 15, 2008. 0 warrants are outstanding.

         CLASS "B" WARRANTS FOR COMMON STOCK - $.75
         Each common stock purchase warrant entitles the holder to purchase one share of common stock at $.75 per share until December 1, 2009. 0 warrants are outstanding.

         CLASS "C" WARRANTS FOR COMMON STOCK - $1.50
         Each common stock purchase warrant will entitle the holder to purchase one share of common stock for $1.50 per share subject to adjustments for stock splits until December 1, 2009. 0 warrants are outstanding.

         TRANSFERABILITY OF SECURITIES. The Shares are being offered pursuant to the exemption from registration under the Securities Act pursuant to Regulation E under that Act.

ITEM 7.  FINANCIAL STATEMENTS

         The Unaudited Financial Statements for March 31, 2009 are attached hereto as Exhibit "A." The Audited Financial Statements of Infinity Capital Group, Inc. dated December 31, 2008 and December 31, 2007 are attached hereto as Exhibits "A1" and "A2, respectively."

         We will anticipate applying for election as a Registered Investment Company at a future date under Subchapter M. Investors will be kept apprised of the financial statements of the Company and are able to download our current and future quarterly and interim periodic reports filed on Forms 8-K, 10-Q and our annual report on Form 10-K from the Securities and Exchange Commission's electronic document gathering and retrieval system, "EDGAR" at http://www.sec.gov/edgar/searchedgar/webusers.htm.

                        EXHIBIT "A" TO OFFERING CIRCULAR
                               DATED JUNE 12, 2009

                         UNAUDITED FINANCIAL STATEMENTS
                          INFINITY CAPITAL GROUP, INC.
                                 MARCH 31, 2009

                         UNAUDITED FINANCIAL STATEMENTS
                          INFINITY CAPITAL GROUP, INC.
                                 MARCH 31, 2009





                                TABLE OF CONTENTS



  Balance Sheets as of March 31, 2009 (unaudited) and
  December 31, 2008 (audited)                                                3

  Statements of Operations (unaudited) for the three months ended
  March 31, 2009 and 2008                                                    4

  Statements of Cash Flows (unaudited) for the three months ended
  March 31, 2009 and 2008                                                    5

  Schedule of Investments as of March 31, 2009                               6

  Statements of Changes in Net Assets                                        7

  Notes to Financial Statements (unaudited)                                 8-16

                          INFINITY CAPITAL GROUP, INC.
                                 Balance Sheets

                                                                                             March              December
                                                                                            31, 2009            31, 2008
                                                                                         ---------------     ---------------
                                                                                          (Unaudited)          (Audited)

Assets

         Investments in noncontrolled affiliates (Cost - $228,439 and $228,439)          $      828,865      $      724,075
         Controlled Investments (Cost - $232,000)                                               157,206             244,852
         Promissory Note                                                                         27,477              27,477
         Cash                                                                                        38               2,891
         Deferred offering costs                                                                  4,608               4,608
         Other assets                                                                             7,655               9,775
                                                                                         ---------------     ---------------

                Total assets                                                                 $1,025,849          $1,013,678
                                                                                         ===============     ===============

Liabilities

         Accounts payable                                                                $      283,875      $      266,417
         Accrued expenses payable                                                                75,301              56,889
         Notes payable                                                                          269,620             260,800
                                                                                         ---------------     ---------------

                Total liabilities                                                               628,796             584,106
                                                                                         ---------------     ---------------

Net Assets                                                                               $      397,053      $      429,572
                                                                                         ===============     ===============


Composition of net assets
         Preferred stock, $0.001 par value,
                10,000,000 shares authorized,
                none issued or outstanding.
         Common Stock. $0.001 par value,
                100,000,000 shares authorized
                6,513,399 issued and outstanding, respectively                           $        6,513      $        6,513


         Additional paid-in capital                                                             791,837             765,756
         Accumulated income (deficit)
                Accumulated net operating (deficit)                                            (936,142)           (866,226)
                Net realized gain on investments, net of tax                                    178,794             178,794
                Net unrealized increase of investments, net of tax                              356,051             344,735
                                                                                         ---------------     ---------------

Net Assets                                                                               $      397,053      $      429,572
                                                                                         ===============     ===============

Net Asset Value Per Share                                                                $         0.06      $         0.07
                                                                                         ===============     ===============







     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                             For the Three Months Ended
                                                                                                      March 31,
                                                                                               2009              2008
                                                                                           --------------    --------------

Investment Income
        Interest Income                                                                              518                 -

Total Investment Income                                                                              518                 -
                                                                                           --------------    --------------

Expenses
        Salaries and wages                                                                        37,081             6,000
        Management fees                                                                           11,104            10,690
        Professional fees                                                                         14,988            19,921
        Insurance                                                                                      -             3,360
        General and administrative                                                                 8,274             8,370
        Interest & Settlement Costs                                                                4,816            44,901
                                                                                           --------------    --------------

Total Expenses                                                                                    76,263            93,242
                                                                                           --------------    --------------

Net Investment Income (Loss) before taxes                                                        (75,745)          (93,242)
                                                                                           --------------    --------------

Provision for income tax                                                                          (5,829)         (199,113)
                                                                                           --------------    --------------

Net investment (loss) income                                                                     (69,916)          105,871

Net realized and unrealized gains (losses):
     Net realized gain (loss) on investments
       net of tax                                                                                      -             7,335
     Net change in unrealized increase (decrease),
       net of tax                                                                                 11,316           507,062
                                                                                           --------------    --------------

Net realized and unrealized gains (losses)                                                        11,316           514,397
                                                                                           --------------    --------------

Net (decrease) increase in net assets
     from operations                                                                       $     (58,600)    $     620,268
                                                                                           ==============    ==============

Net increase (decrease) in net assets per share
  from continuing operations
  Basic                                                                                    $       (0.01)    $        0.10
  Diluted                                                                                  $       (0.01)    $        0.10
                                                                                           ==============    ==============

Weighted average number of shares outstanding
  Basic                                                                                        6,513,399         6,246,598
  Diluted                                                                                      6,513,399         6,287,098
                                                                                           ==============    ==============

     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                             Statement of Cash Flows
                                   (Unaudited)

                                                                                           For the Three Months Ended
                                                                                         March 31,            March 31,
                                                                                           2009                  2008
                                                                                       --------------       ---------------


Cash Flows from Operating Activities:
     Net (decrease) increase in net assets from operations                             $     (58,600)       $      620,269

     Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities
        Change in net unrealized (increase) decrease of investments, pre-tax                 (17,145)             (768,276)
        Proceeds from disposition of investment securities                                         -                32,857
        Net realized gain on investments, pre-tax                                                  -               (11,114)
        Net purchase of investments                                                                -              (106,016)
        Loan receivable and accrued interest                                                    (518)               24,020
        Depreciation and amortization                                                            349                   195
        Deferred offering costs                                                                    -                     -
        Grant of stock options to employees                                                   26,081                     -
        Other assets                                                                           2,290                 4,882
        Accounts payable and credit cards                                                     17,458                17,167
        Accrued expenses payable                                                              18,412               (13,054)
        Deferred Taxes Payable                                                                     -                65,879
                                                                                       --------------       ---------------

                  Net cash provided by (used for)
                  operating activities                                                       (11,673)             (133,191)
                                                                                       --------------       ---------------

Cash Flows from Investing Activities

Cash Flows from Financing Activities
        Proceeds from notes payable                                                            8,820                25,980
        Stock issued pursuant to settlement                                                        -                39,840
                                                                                       --------------       ---------------

                  Net cash provided by (used for)
                  financing activities                                                         8,820                65,820
                                                                                       --------------       ---------------

Decrease in Cash                                                                              (2,853)              (67,371)
Cash and Cash Equivalents - Beginning of Period                                                2,891                67,609
                                                                                       --------------       ---------------
Cash and Cash Equivalents - End of Period                                              $          38        $          238
                                                                                       ==============       ===============







     The accompanying notes are an integral part of the financial statements

                             SCHEDULE OF INVESTMENTS
                                 March 31, 2009
                                   (Unaudited)

                         Original
                         Date of                                                           Original               Fair
  Shares   Warrants      Acquisition                                                        Cost                 Value
-----------------------------------------                                                 ----------          ------------
                                         Common stock in controlled affiliates,
                                         40% of net assets


 6,203,960              Jun-08           NPI08, Inc. publicly traded over the counter,    $ 232,000           $   157,206
                                         40% of net assets, education and college
                                         preparation company (1)
                                                                                          ----------          ------------

                                         Subtotal                                         $ 232,000           $   157,206
                                                                                          ----------          ------------


                                         Noncontrol Affiliate Investments, 209%
                                         of net assets


  528,125 (2)           Nov-04           Strategic Environmental & Energy Resources Inc   $ 115,198           $   636,942
  125,000 (3)           Mar-08           publicly traded over the counter,                   81,526               150,756
             125,000    Mar-08           provider of technology-based industrial services    24,490                40,528
                                         in the environmental, energy and rail transport,
                                         209% of net assets (4)

  717,500               Aug-04           Lumonall, Inc. publicly traded over the counter, $   7,225                 $ 639
                                         global supplier of photoluminescent products,
                                         0% of net assets (5)
                                                                                          ----------          ------------

                                         Subtotal                                         $ 228,439           $   828,865
                                                                                          ----------          ------------


                                         TOTAL INVESTMENTS                                $ 460,439           $   986,071
                                                                                          ==========          ============


(1) Acquired for a total of $150,000 cash and 102,500 shares of Infinity common stock
(2)  Company reverse split the stock at 1 for 4 shares January 22, 2008
(3)  Note plus $50,000 cash exchanged for Shares and Warrants of SENR
(4)  Formerly Satellite Organizing Systems, Inc.
(5)  Formerly Midland International Corporation





     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                       Statements of Changes in Net Assets



                                                                                   THREE MONTHS             YEAR ENDED
                                                                                  ENDED MARCH 31,            DEC. 31,
                                                                                       2009                    2008
                                                                                 ------------------     -------------------
                                                                                     UNAUDITED               AUDITED

Changes in net assets from operations:
     Net investment loss                                                         $         (69,916)     $         (170,628)
     Net realized gain (loss) on investments, net of tax                                         -                 (28,410)
     Net change in unrealized increase (decrease), net of tax                               11,316                 292,651
                                                                                 ------------------     -------------------

           Net (decrease) increase in net assets from operations                           (58,600)                 93,612
                                                                                 ------------------     -------------------

CAPITAL STOCK TRANSACTIONS:
      Proceeds from issuance of common stock                                                     -                 175,001
      Issuance of common stock for debt                                                          -                       -
      Grant of employee stock options                                                       26,081                  56,205
                                                                                 ------------------     -------------------

           Net increase in net assets from stock transactions                               26,081                 231,206
                                                                                 ------------------     -------------------

Net (decrease)increase in net assets                                                       (32,519)                324,818
Net assets at beginning of year                                                            429,572                 104,754
                                                                                 ------------------     -------------------

NET ASSETS AT END OF PERIOD                                                      $         397,053      $          429,572
                                                                                 ==================     ===================
















     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Infinity Capital Group, Inc. ("ICG", the "Company"), was incorporated in the State of Maryland on July 8, 2003. ICG is a non-diversified, closed-end management investment company that has elected to be treated as a Business Development Company("BDC") under the Investment Company Act of 1940 ("1040 Act")..

On April 29, 2005, the Company entered into a Plan of Merger with Fayber Group, Inc. ("Fayber"). The Company acquired all of the outstanding shares of Fayber for the purposes of accomplishing the Merger of the Company and Fayber. All shares of Fayber were retired by virtue of the merger. The Merger was completed on May 2, 2005 with the Company as the surviving corporation. The Company acquired 100% of Fayber in exchange for 100,000 shares of common stock and a $20,000 Promissory Note.

As a BDC, the Company must be primarily engaged in the business of furnishing capital and making available managerial assistance to companies that generally do not have ready access to capital through conventional financial channels. Such companies are termed "portfolio" companies.

The Company invests in portfolio companies that management identifies as emerging growth companies positioned to benefit from additional financing and managerial assistance. The portfolio companies frequently have little or no prior operating history. The Company intends on investing in emerging growth companies, defined as (A) publicly traded companies whose market for their securities are thinly traded which may be caused by a shift in business direction, change in market or industry in which they operate, or various other factors causing their stock and trading in their stock to not be in or fall out of favor; (B) publicly traded companies that have a market capitalization under $250 million and seek expansion or mezzanine capital to implement growth strategies executable within 12-24 months; and (C) private companies seeking expansion or mezzanine financing and which wish to access the equity capital markets within the next 12 months.

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of March 31, 2009, and the results of operations and cash flows for all periods presented have been made.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and related notes and schedules included in the Company's 2008 Annual Report filed dated December 31, 2008. The results of operations for the periods ended March 31, 2009 and 2008 are not necessarily indicative of the operating results for the full years.

Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current liabilities exceed the current assets by $596,673 at March 31, 2009.

The Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital or locate a merger candidate and ultimately, achieve profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is seeking new capital to carry forward the purposes of the Company.


ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), BUSINESS COMBINATIONS, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS as it relates to financial assets and liabilities recognized or disclosed on a recurring basis. The effective date of this Statement for non-financial assets and liabilities that are not recognized or disclosed on a recurring basis has been delayed to fiscal years beginning after November 15, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of the effective portion of SFAS No. 157 expanded the Company's disclosures regarding the fair value measurements of its investments.

Effective January 1, 2008, the Company adopted SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - including an amendment of FASB Statement No. 115. SFAS No. 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company's most significant financial instruments are its investments, which are currently carried at fair value. The Company did not elect the fair value option under SFAS No. 159 for any other of its financial assets or liabilities.

In December 2007, the FASB issued SFAS No. 160, "NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS--AN AMENDMENT OF ARB NO. 51, OR SFAS NO. 160". SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We believe that SFAS 160 should not have a material impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 161 requires additional disclosures related to the use of derivative instruments, the accounting for derivatives and the financial statement impact of derivatives. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 161 will not impact the Company's financial statements.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

NOTE 2 - INVESTMENTS

As of March 31, 2009, the Company has made investments in five target companies that total approximately $593,000 in funded capital. We have completed the following transactions:

Portfolio Company                                    Date              Investment            Cost
----------------------------------------------------------------------------------------------------
Strategic Environmental & Energy Resources, Inc.*    November 2004     Common stock          121,336
Strategic Environmental & Energy Resources, Inc.*    March 2008        Common stock           75,510
Strategic Environmental & Energy Resources, Inc.*    March 2008        Warrants               24,490
Heartland, Inc.                                      September 2004    Common Stock           12,500
Fluid Media Networks                                 May 2007          Common Stock           85,000
Lumonall, Inc.**                                     August 2004       Common stock           42,100
NPI08                                                June 2008         Common Stock          232,000
                                                                                             -------
Total                                                                                        592,936
--------------------------
* In January 2008,  Satellite  Organizing  Solutions,  Inc.  changed its name to
Strategic Environmental & Energy Resources, Inc.

** On July 18, 2005 Azonic Corporation changed its name to Midland International
Corporation. On August 16, 2007 Midland International Corporation changed its name to Lumonall, Inc.

In September of 2008 the Company acquired an 87.5% interest in NPI08 for $232,000 consisting of 102,500 shares in Company stock and $150,000 cash. NPI08 is a publicly traded shell which the Company intends to hold for possible future merger or acquisition.

Investments are stated at "value" as defined in the 1940 Act and in the applicable regulations of the Securities and Exchange Commission. Value, as defined in Section 2(a) (41) of the 1940 Act, is (i) the market price for those securities for which a quotation is readily available and (ii) the fair value as determined in good faith by, or under the direction of, the Board of Directors for all other assets.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

The Company, as a BDC, will generally invest in illiquid and restricted securities. The Company's investments may be subject to certain restrictions on resale and may have no ready trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy. The Company determines fair value to be the amount for which an investment could be exchanged in orderly disposition over a reasonable period of time between willing parties rather than in a forced or liquidation sale. Factors that the Board of Directors may consider in determining fair value of an individual investment are financial performance and condition, business plan and progress towards plan, restrictions on the investment securities, liquidity, trading activity, financing activity and relative valuation to comparable companies.

With respect to our investments for which market quotations are not readily available and/or investments subject to restrictions, our Board of Directors recently adopted a multi-step valuation process for each quarter as described below:

     1)   Management reviews all investments and summarizes current status:

     2) An independent valuation firm conducts independent appraisals of all investments;

     3)   The audit committee of our board of directors  reviews the managements
          summary  and  the  report  of  the  independent   valuation  firm  and
          supplements with additional comments; and

     4) The Board of Directors discusses valuation and determines the fair value of each investment in our portfolio in good faith based on the input of management, the independent valuation firm and the audit committee.

This policy became effective for the quarter ending September 30, 2006. Previous to adopting this process management communicated informally with the independent valuation firm whose report was submitted to the board of directors for review and comment. The audit committee was formed in April 2006 and has reviewed the valuation reports and financial statements beginning with the quarter ended March 31, 2006.

Without a readily available market value, the value of the Company's portfolio of equity securities may differ significantly from the values that would be placed on the portfolio if there existed a ready market for such equity securities. All equity securities owned at March 31, 2009 and December 31, 2008 are stated at fair value as determined by the Board of Directors, in the absence of readily available fair values. The Company uses the first-in, first-out
(FIFO) method of accounting for sales of its investments.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company for the three months ended March 31, 2009 and 2008 incurred expenses of approximately $11,104 and $10,690 respectively to a company affiliated through an Officer & Director for management fees and expenses.

NOTE 4 - NOTES PAYABLE & INTEREST EXPENSE

During the three months ended March 31, 2009 the Company issued new notes to individuals for $8,820 bearing interest at 7%.

As of March 31, 2009 $261,100 in notes payable plus related accrued interest are in default for lack of repayment by their due date. $75,000 of the notes in default are secured by 528,125 shares of the Company's investment in Strategic Environmental & Energy Solutions, Inc. which is held in escrow. For the three month period ended March 31, 2009 the Company incurred interest expense on notes payable of $4,562.

NOTE 5 - STOCKHOLDERS' EQUITY

During the three months ended March 31, 2009 the Company did not issue any stock.

NOTE 6 - STOCK BASED COMPENSATION PLANS

The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment," using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recognized expense under SFAS No. 123R in the amount of $26,081 for the three months ended March 31, 2009. 196,000 options were granted in the period of which 50,000 vested immediately, 73,000 vest on the one year anniversary and 73,000 vest on the two year anniversary. The cost of options vesting immediately was recorded in the period and the cost of options vesting in the future is being recorded on a straight-line basis over the vesting period. The related impact on basic and diluted earnings per share for the quarter ended March 31, 2009 was less than $0.01 per share. There was no impact on the Company's cash flow.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

The Company's stock incentive plan is the Infinity Capital Group, Inc. 2008 Stock Option Plan (the "Plan") which is shareholder approved. The Plan provides for the grant of non-qualified stock options to selected employees and directors. The Plan is administered by the Compensation Committee of the Board and authorizes the grant of options 970,934. The Compensation Committee determines which eligible individuals are to receive options or other awards under the Plan, the terms and conditions of those awards, the applicable vesting schedule, the option price and term for any granted options, and all other terms and conditions governing the option grants and other awards made under the Plans.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model using the assumptions noted as follows: expected volatility was based on historical trading in the company's stock from inception of trading on September 11, 2008 through the January 2, 2009 which was the last day of trading before the options were issued. The expected term of options granted was determined using the simplified method under SAB 107 and represents one-half the exercise period. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company has estimated there will be no forfeitures.

196,000 options were granted, all to the Joseph M. Chiapetta, the Company's Vice-President of Corporate Development, during the three months ended March 31, 2009. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options granted during the three months ended March 31, 2009:

Risk-free interest rate                                             1.67%
Expected option life                                             10.0 years
Expected volatility                                                87.71%
Expected dividend yield                                             0.0%

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

Further information relating to stock options is as follows:

                                                                                         Weighted
                                                                         Weighted        Average
                                                            Number        Average       Remaining
                                                              of         Exercise        Contract
                                                            Shares         Price       Life (years)
------------------------------------------------------------------------------------------------------
Outstanding options at 12/31/08                               404,000  $        0.80            9.35
Granted                                                       196,000           0.50            9.75
Exercised                                                           -              -               -
Forfeited/expired                                                   -              -               -
                                                         ------------
Outstanding options at 3/31/09                                600,000  $        0.70            9.48
                                                         ============

Exercisable on 3/31/09                                        454,000  $        0.77            9.39

The options have a contractual term of ten years. The aggregate intrinsic value of shares outstanding and exercisable was $0 at March 31, 2009 as the market price of the Company's common stock was below the weighted-average exercise price of all of the options. Total intrinsic value of options exercised was $0 for the quarter ended March 31, 2009 as no options were exercised during this period.

At March 31, 2009, shares available for future stock option grants to employees and directors under the 2008 Stock Option Plan were 370,934.

NOTE 7 - EMPLOYMENT CONTRACTS

On April 20, 2006 Gregory Laborde and Theodore A. Greenberg signed employment contracts with the Company with annual compensation set at $90,000 for each. Mr. Greenberg has agreed to reduced compensation of $2,000 per month until the Company has completed its planned Regulation E offering for at least $1,500,000 and to defer a proportionate amount of his compensation if the offering raises less than $3,000,000. Such deferral until the Company has raised additional capital or sufficient income from fees and/or investments is achieved. In lieu of Mr. Laborde's salary, management fees have been paid to a company he is affiliated with. These fees have been in an amount lower than the contractual amount. Mr. Laborde and Mr. Greenberg have agreed to waive all salary amounts due under their contracts which were not paid or accrued by March 31, 2009.

                          INFINITY CAPITAL GROUP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 MARCH 31, 2009
                                   (Unaudited)

On January 5, 2009, Joseph M. Chiappetta signed an employment contract with the Company with an annual compensation set at $60,000. As part of Mr. Chiappetta's contract he received a stock option grant of 196,000 options of which 50,000 vested immediately. The option grant was in lieu of Mr. Chiappetta's first two months salary.

NOTE 8 - FINANCIAL HIGHLIGHTS

The following is a schedule of financial highlights for the three month period ended March 31, 2009 and the year ended December 31, 2008.


                                                  THREE MONTHS     YEAR ENDED
                                                     MAR 31,         DEC 31,
                                                      2009            2008
                                                   -----------    -----------

Per share information
Net asset value, beginning of period                     0.07           0.02
                                                   -----------    -----------

   Net investment (loss) (1)                            (0.01)         (0.03)
   Net realized and unrealized gain (loss) (1)           0.00           0.04
                                                   -----------    -----------

Net(decrease) increase in net assets
   resulting from operations (1)                        (0.01)          0.01
Issuance of common stock, warrants
   and other new equity (1)                              0.00           0.04
                                                   -----------    -----------

Net asset (deficit) value, end of period                 0.06           0.07
                                                   ===========    ===========

Per share market value, end of period              $     0.50     $     0.50

Total Return Based Upon Net Asset Value                  -12%            62%

Ratios and Supplemental Data
Net assets (deficit), end of year/period              397,053        429,572
Common shares outstanding at end of year            6,513,399      6,513,399
Diluted weighted average number of
   shares outstanding during the year               6,513,399      6,573,138
Ratio of expenses to average net assets (2)               74%            41%
Ratio of net increase (decrease) in net assets
   from operations to average net assets (2)             -57%            12%
Average Debt Outstanding                              265,210        216,364
Average Debt Per Share (1)                               0.04           0.03

(1) Calculated based on diluted weighted average number of shares outstanding during the year.
(2)  Annualized for interim period

                      EXHIBIT "A1" TO THE OFFERING CIRCULAR
                               DATED JUNE 12, 2009


                          INFINITY CAPITAL GROUP, INC.

                              FINANCIAL STATEMENTS


                           DECEMBER 31, 2008 AND 2007

                          INFINITY CAPITAL GROUP, INC.
                              Financial Statements



                                TABLE OF CONTENTS



                                                                         PAGE
                                                                        ------
REPORT OF INDEPENDENT REGISTERED
    PUBLIC ACCOUNTING FIRM

       Larry O'Donnell, P.C.                                              3
       Ronald R. Chadwick, P.C.                                           4

FINANCIAL STATEMENTS

                  Balance sheets                                          5
                  Statements of operations                                6
                  Statements of changes in net assets                     7
                  Statements of cash flows                                8
                  Schedule of investments                               9-10
                  Notes to financial statements                        11-21

                           Larry O'Donnell, CPA, P.C.
Telephone (303)745-4545                                 2228 South Fraser Street
E-mail larryodonnellcpa@msn.com                                           Unit 1
www.larryodonnellcpa.com                                  Aurora, Colorado 80014


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Infinity Capital Group, Inc.
New York, New York

I have audited the accompanying balance sheets of Infinity Capital Group, Inc. including the schedule of investments as of December 31, 2008 and 2007, and the related statements of operations, changes in net assets and cash flows for the years then ended and the financial highlights for the years ended December 31, 2008, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Capital Group, Inc. as of December 31, 2008 and 2007 and the results of its operations, changes in net assets and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/LARRY O'DONNELL, CPA, P.C.
March 30, 2009

                            Ronald R. Chadwick, P.C.
                           Certified Public Accountant
                             2851 South Parker Road
                                    Suite 720
                             Aurora, Colorado 80014
                               Phone (303)306-1967
                                Fax (303)306-1944


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Infinity Capital Group, Inc.
New York, New York

I have audited the accompanying financial highlights of Infinity Capital Group, Inc. for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial highlights referred to above of Infinity Capital Group, Inc. for the year ended December 31, 2004 are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

Aurora, Colorado                                    /s/ Ronald R. Chadwick, P.C.
March 25, 2009                                          RONALD R. CHADWICK, P.C.

                                                INFINITY CAPITAL GROUP, INC.
                                                       Balance Sheets

                                                                                            December           December
                                                                                            31, 2008           31, 2007
                                                                                         ---------------     --------------


Assets

         Investments in noncontrolled affiliates (Cost - $228,439 and $94,064)           $      724,075      $      94,660
         Controlled Investments (Cost - $232,000 and $136,326)                                  244,852            200,809
         Promissory Note                                                                         27,477             50,000
         Cash                                                                                     2,891             67,609
         Deferred offering costs                                                                  4,608             36,664
         Other assets                                                                             9,775              6,991
                                                                                         ---------------     --------------

                Total assets                                                                 $1,013,678           $456,733
                                                                                         ===============     ==============

Liabilities

         Accounts payable                                                                $      266,417      $     193,932
         Accrued expenses payable                                                                56,889             26,027
         Notes payable                                                                          260,800            132,020
                                                                                         ---------------     --------------

                Total liabilities                                                               584,106            351,979
                                                                                         ---------------     --------------

Net Assets                                                                                      429,572      $     104,754
                                                                                         ===============     ==============


Composition of net assets
         Preferred stock, $0.001 par value,
                10,000,000 shares authorized,
                none issuedor outstanding.
         Common Stock. $0.001 par value,
                100,000,000 shares authorized
                6,513,399 and 6,170,774 issued and outstanding                           $        6,513      $       6,171
                respectively

         Additional paid-in capital                                                             765,756            534,892
         Accumulated income (deficit)
                Accumulated net operating (deficit)                                            (866,226)          (695,859)
                Net realized gain on investments, net of tax                                    178,794            207,466
                Net unrealized increase of investments, net of tax                              344,735             52,084
                                                                                         ---------------     --------------

Net Assets                                                                               $      429,572      $     104,754
                                                                                         ===============     ==============

Net Asset Value Per Share                                                                $         0.07      $        0.02
                                                                                         ===============     ==============








     The accompanying notes are an integral part of the financial statements
                                       -5-

                                                INFINITY CAPITAL GROUP, INC.
                                                  STATEMENTS OF OPERATIONS


                                                                                                     Year Ended
                                                                                                    December 31,
                                                                                               2008              2007
                                                                                           --------------    --------------

Investment Income
        Investment fees                                                                                -                 -
        Interest Income                                                                            1,406                15
        Consulting fees                                                                                -           100,000
                                                                                           --------------    --------------

Total Investment Income                                                                            1,406           100,015
                                                                                           --------------    --------------

Expenses
        Salaries and wages                                                                        24,000                 -
        Director Fees                                                                             56,205                 -
        Management fees                                                                           44,367            38,177
        Professional fees                                                                         80,741            28,638
        Insurance                                                                                  1,374            36,284
        General and administrative                                                                44,000            40,926
        Interest & Settlement Costs                                                               57,471            11,292
                                                                                           --------------    --------------

Total Expenses                                                                                   308,158           155,317
                                                                                           --------------    --------------

Net Investment Income (Loss) before taxes                                                       (306,752)          (55,302)
                                                                                           --------------    --------------

Provision for income tax                                                                        (136,124)          (33,975)
                                                                                           --------------    --------------

Net investment income (loss)                                                                    (170,628)          (21,327)

Net realized and unrealized gains (losses):
     Net realized gain (loss) on investments
       net of tax                                                                                (28,410)           32,816
     Net change in unrealized increase (decrease),
       net of tax                                                                                292,651            20,324
                                                                                           --------------    --------------

Net realized and unrealized gains (losses)                                                       264,240            53,140
                                                                                           --------------    --------------

Net increase (decrease) in net assets
     from operations                                                                       $      93,612     $      31,813
                                                                                           ==============    ==============

Net increase (decrease) in net assets per share
  from continuing operations
  Basic                                                                                    $        0.01     $        0.01
  Diluted                                                                                  $        0.01     $        0.01
                                                                                           ==============    ==============

Weighted average number of shares outstanding
  Basic                                                                                        6,375,601         6,054,204
  Diluted                                                                                      6,573,138         6,103,745
                                                                                           ==============    ==============


     The accompanying notes are an integral part of the financial statements

                                                INFINITY CAPITAL GROUP, INC.
                                             Statements of Changes in Net Assets



                                                                                    YEAR ENDED              YEAR ENDED
                                                                                   DECEMBER 31,            DECEMBER 31,
                                                                                       2008                    2007
                                                                                 ------------------     -------------------


Changes in net assets from operations:
     Net investment income (loss)                                                $        (170,628)     $          (21,327)
     Net realized gain (loss) on investments, net of tax                                   (28,410)                 32,816
     Net change in unrealized increase (decrease), net of tax                              292,651                  20,324
                                                                                 ------------------     -------------------

           Net increase (decrease) in net assets from operations                            93,612                  31,813
                                                                                 ------------------     -------------------

Capital stock transactions:
      Proceeds from issuance of common stock                                               175,001                 109,596
      Issuance of common stock for debt                                                          -                  36,272
      Grant of director stock options                                                       56,205
                                                                                 ------------------     -------------------

           Net increase (decrease) in net assets from stock transactions                   231,206                 145,868
                                                                                 ------------------     -------------------

Net increase (decrease) in net assets                                                      324,818                 177,681
Net assets at beginning of year                                                            104,754                 (72,927)
                                                                                 ------------------     -------------------

NET ASSETS AT END OF PERIOD                                                      $         429,572      $          104,754
                                                                                 ==================     ===================


















     The accompanying notes are an integral part of the financial statements

                                                INFINITY CAPITAL GROUP, INC.
                                                   Statement of Cash Flows

                                                                                                    Year Ended
                                                                                         December 31,         December 31,
                                                                                           2008                  2007
                                                                                       --------------       ---------------


Cash Flows from Operating Activities:
     Net increase (decrease) in net assets from operations                             $      93,612        $       31,813

     Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities
        Change in net unrealized (increase) decrease of investments, pre-tax                (443,410)              (33,317)
        Proceeds from disposition of investment securities                                    65,072                86,833
        Net realized (gain) loss on investments, pre-tax                                      43,046               (53,797)
        Investment securities received for services                                                                (85,000)
        Net purchase of investments                                                         (338,166)
        Loan receivable and accrued interest                                                  22,523               (50,000)
        Depreciation and amortization                                                          1,159                   195
        Grant of stock options to directors                                                   56,205
        Other assets                                                                          (3,944)               (7,186)
        Accounts payable                                                                      72,485                39,863
        Accrued expenses payable                                                              30,862                 1,889
                                                                                       --------------       ---------------

                  Net cash provided by (used for)
                  operating activities                                                      (400,556)              (68,707)
                                                                                       --------------       ---------------

Cash Flows from Investing Activities

Cash Flows from Financing Activities
        Proceeds from notes payable                                                          153,780                74,520
        Payments on notes payable                                                            (25,000)              (90,001)
        Deferred Offering Costs                                                               32,056                (7,239)
        Stock Issued to Purchase Investment                                                   82,000
        Stock Issued Pursuant to Settlement                                                   39,840
        Sale of common stock, net of offering costs                                           53,162               145,868
                                                                                       --------------       ---------------

                  Net cash provided by (used for)
                  financing activities                                                       335,838               123,148
                                                                                       --------------       ---------------

Increase (Decrease) in Cash                                                                  (64,718)               54,441
Cash and Cash Equivalents - Beginning of Period                                               67,609                13,168
                                                                                       --------------       ---------------
Cash and Cash Equivalents - end of Period                                                      2,891                67,609
                                                                                       ==============       ===============


     The accompanying notes are an integral part of the financial statements

                                                 SCHEDULE OF INVESTMENTS
                                                    December 31, 2008
                        Original
                        Date of                                                            Original               Fair
  Shares      Warrants  Acquisition                                                          Cost                 Value
-----------   --------  -----------                                                       ----------          ------------
                                         Common stock in controlled affiliates,
                                         57% of net assets


 6,203,960              Jun-08           NPI08, Inc. publicly traded over the counter,     $232,000             $ 244,852
                                         57% of net assets, education and college
                                         preparation company (1)
                                                                                          ----------          ------------

                                         Subtotal                                          $232,000             $ 244,852
                                                                                          ----------          ------------

                                         Noncontrol Affiliate Investments,
                                         169% of net assets


   528,125 (2)          Nov-04           Strategic Environmental & Energy Resources Inc    $115,198             $ 561,890
   125,000 (3)          Mar-08           publicly traded over the counter,                   81,526               132,992
             125,000    Mar-08           provider of technology-based industrial services    24,490                26,899
                                         in the environmental, energy and rail transport,
                                         168% of net assets (4)

   717,500              Aug-04           Lumonall, Inc. publicly traded over the counter,   $ 7,225               $ 2,294
                                         global supplier of photoluminescent products,
                                         1% of net assets (5)
                                                                                          ----------          ------------

                                         Subtotal                                          $228,439             $ 724,075
                                                                                          ----------          ------------

                                         TOTAL INVESTMENTS                                 $460,439             $ 968,927
                                                                                          ==========          ============
--------------------
(1)  Acquired for a total of $150,000 cash and 102,500 shares of Infinity common stock
(2)  Company reverse split the stock at 1 for 4 shares January 22, 2008
(3)  Note plus $50,000 cash exchanged for Shares and Warrants of SENR
(4)  Formerly Satellite Organizing Systems, Inc.
(5)  Formerly Midland International Corporation

NOTES TO SCHEDULE OF INVESTMENTS

The above investments are non-income producing. Equity investments that have not paid dividends within the last twelve months are considering non-income producing.

The value of all securities for which there is no readily available market value is determined in good faith by the Board of Directors. In making its determination, the Board of Directors has considered valuation appraisals provided by an independent valuation provider. See Note 1 to the Financial Statements.

As of December 31, 2008, all securities in NPI08, Inc. and Strategic Environmental & Energy Resources, Inc. owned by the Company are subject to legal restrictions on resale. As a result, the Company's ability to sell or otherwise transfer these securities is limited.

The Company owns more than 25% of the outstanding common stock of NPI08, Inc.

     The accompanying notes are an integral part of the financial statements

                                                    INFINITY CAPITAL GROUP, INC.
                                                      SCHEDULE OF INVESTMENTS
                                                         December 31, 2007
                     Original
                      Date of                                                                   Original                Fair
    Shares          Acquisition                                                                   Cost                 Value
----------------  ---------------                                                         -------------------   -------------------
                                   Common stock in controlled affiliates

      2,500,000          Nov-04    Satellite Organizing Solutions, Inc.,
                                   publicly traded over the counter,
                                   communications & business systems
                                   design and consulting                                          $ 136,326             $ 200,809
                                                                                         -------------------   -------------------

                                   Subtotal                                                       $ 136,326             $ 200,809
                                                                                         -------------------   -------------------

                                   Common stock in non-controlled affiliates

        906,385          Aug-04    Lumonall Inc., publicly traded over the counter,
                                   global supplier of photoluminescent products (1)                 $ 9,064              $ 41,535

         21,250          Apr-07    Fluid Media Networks, Inc. privately held,                      $ 85,000              $ 53,125
                                                                                         -------------------   -------------------

                                   Subtotal                                                        $ 94,064              $ 94,660
                                                                                         -------------------   -------------------

                                   Promissory Notes

                         Sep-07    Resource Environmental Group Services,
                                   Due 11/30/07, 10% Per Annum                                     $ 50,000              $ 50,000
                                                                                         -------------------   -------------------

                                   Subtotal                                                        $ 50,000              $ 50,000
                                                                                         -------------------   -------------------


                                   TOTAL INVESTMENTS                                              $ 280,390             $ 345,469
                                                                                         ===================   ===================
-----------------------------
  (1) Formerly Midland International Corporation

NOTES TO SCHEDULE OF INVESTMENTS

The above investments are non-income producing. Equity investments that have not paid dividends within the last twelve months are considering non-income producing.

The value of all securities for which there is no readily available market value is determined in good faith by the Board of Directors. In making its determination, the Board of Directors has considered valuation appraisals provided by an independent valuation provider. See Note 1 to the Financial Statements.

As of December 31, 2007, all of the securities owned by the Company are subject to legal restrictions on resale. As a result, the Company's ability to sell or otherwise transfer the securities in its portfolio is limited.

The Company owns more than 25% of the outstanding common stock of Satellite Organizing Solutions. Solutions, Inc.

     The accompanying notes are an integral part of the financial statements.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Infinity Capital Group, Inc. ("ICG", the "Company"), was incorporated in the State of Maryland on July 8, 2003. ICG is a non-diversified, closed-end management investment company that has elected to be treated as a Business
Development   Company   ("BDC")  under  the  Investment   Company  Act  of  1940
("1940Act").

On April 29, 2005, the Company entered into a Plan of Merger with Fayber Group, Inc. ("Fayber"). The Company acquired all of the outstanding shares of Fayber for the purposes of accomplishing the Merger of the Company and Fayber. All shares of Fayber were retired by virtue of the merger. The Merger was completed on May 2, 2005 with the Company as the surviving corporation. The Company acquired 100% of Fayber in exchange for 100,000 shares of common stock and a $20,000 Promissory Note.

As a BDC, the Company must be primarily engaged in the business of furnishing capital and making available managerial assistance to companies that generally do not have ready access to capital through conventional financial channels. Such companies are termed "portfolio" companies.

The Company invests in portfolio companies that management identifies as emerging growth companies positioned to benefit from additional financing and managerial assistance. The portfolio companies frequently have little or no prior operating history. The Company intends on investing in emerging growth companies, defined as (A) publicly traded companies whose market for their securities are thinly traded which may be caused by a shift in business direction, change in market or industry in which they operate, or various other factors causing their stock and trading in their stock to not be in or fall out of favor; (B) publicly traded companies that have non-marginable securities and seek expansion or mezzanine capital to implement growth strategies executable within 12-24 months; and (C) private companies seeking expansion or mezzanine financing and which wish to access the equity capital markets within the next 12 months.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

ACCOUNTS RECEIVABLE

The Company has established an allowance for doubtful accounts, with accounts deemed uncollectible written off to bad debt expense. No amounts were written off to bad debt expense for the years ended December 31, 2008 and 2007.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

INCOME TAX

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

REVENUE RECOGNITION

Revenue is recognized on an accrual basis as earned under contract terms.

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, as reported in the accompanying balance sheets, approximates fair value.

SEGMENT DISCLOSURES

Management considers the Company as operating in only one segment, investment in emerging growth companies. Assets are held domestically and all operations are domestic.

STOCK-BASED COMPENSATION

The Company applies Statement of Financial Accounting Standards No. 123 (revised
2004), "Share-Based Payment" in accounting for employee stock-based compensation. For the year ended December 31, 2008 404,000 options to purchase the Company's common stock were issued to the Company's independent directors pursuant to the Company's 2008 stock option plan. No stock-based compensation was issued to employees or directors for the year ended December 31, 2007.

INVESTMENTS

Investments are stated at "value" as defined in the 1940 Act and in the applicable regulations of the Securities and Exchange Commission. Value, as defined in Section 2(a) (41) of the 1940 Act, is (1) the market price for those securities for which a quotation is readily available and (ii) the fair value as determined in good faith by, or under the direction of, the Board of Directors for all other assets.

The Company, as a BDC, will generally invest in illiquid and restricted securities. The Company's investments may be subject to certain restrictions on resale and may have no ready trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy. The Company determines fair value to be the amount for which an investment could be exchanged in orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. Factors that the Board of Directors may consider in determining fair value of an individual investment are financial performance and condition, business plan and progress towards plan, restrictions on the investment securities, liquidity, trading activity, financing activity and relative valuation to comparable companies.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


With respect to our investments for which market quotations are not readily available and/or investments subject to restrictions, our Board of Directors has adopted a multi-step valuation process for each quarter as described below:

(1)  Management reviews all investments and summarizes current status;
(2) An independent valuation firm conducts independent appraisals of all investments;
(3) The audit committee of our board of directors reviews the management's summary and the report of the independent valuation firm and supplements with additional comments; and
(4) The Board of Directors discusses valuation and determines the fair value of each investment in our portfolio in good faith based on the input of management, the independent valuation firm and the audit committee.

This policy became effective for the quarter ending September 30, 2006. Previous to adopting this process, management communicated informally with the independent valuation firm whose report was submitted to the board of directors for review and comment. The audit committee was formed in April 2006 and has reviewed the valuation reports and financial statements beginning with the quarter ended March 31, 2006.

Without a readily available market value, the values of the Company's investments may differ significantly from the values that would be used if there existed a ready market for such investments. All investments owned at December 31, 2008 and 2007 (226% and 330% of net assets, respectively) are stated at fair value as determined by the Board of Directors, in the absence of readily available fair values. The Company uses the first-in, first-out (FIFO) method of accounting for sales of its investments.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. We believe that SFAS 159 should not have a material impact on our financial position or results of operations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements--An Amendment of ARB No. 51, or SFAS No. 160". SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We believe that SFAS 160 should not have a material impact on our financial position or results of operations.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities--an amendment of FASB Statement No. 133" (SFAS 161). The Statement requires companies to provide enhanced disclosures regarding derivative instruments and hedging activities. It requires companies to better convey the purpose of derivative use in terms of the risks that such company is intending to manage. Disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows are required. This Statement retains the same scope as SFAS No. 133 and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material effect on its results of operations and financial condition.

In May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of fiscal 2009. The Company does not expect the adoption of FSP APB 14-1 to have a material effect on its results of operations and financial condition.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Upon adoption, companies are required to retrospectively adjust earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to provisions of this FSP. The Company does not anticipate the adoption of FSP EITF 03-6-1 will have a material impact on its results of operations, cash flows or financial condition.

There were various other accounting standards and interpretations issued in 2008 and 2007, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  RELATED PARTY TRANSACTIONS

The Company, for the years ended December 31, 2008 and 2007, incurred management fees of approximately $44,367 and $38,177, respectively, to a company affiliated through an Officer and a Director.

Employment Contracts - On April 20, 2006 Gregory Laborde and Theodore A. Greenberg signed employment contracts with the Company with annual compensation set at $90,000 for each. Mr. Greenberg has agreed to reduced compensation of $2,000 per month until the company has completed its planned Regulation E offering for at least $1,500,000 and to defer a proportionate amount of his compensation if the offering raises less than $3,000,000. Such deferral until the Company has raised additional capital or sufficient income from fees and/or investments is achieved. In lieu of Mr. Laborde's salary, management fees have been paid to a company he is affiliated with. These fees have been in an amount lower than the contractual amount. Mr. Laborde and Mr. Greenberg have agreed to waive all salary amounts due under their contracts which were not paid or accrued by December 31, 2008.

Notes Payable - During the year ended December 31, 2008, Theodore A. Greenberg advanced the Company $127,800 under a series of promissory notes at an annual interest rate of 7%. These are included in note 6 below.

NOTE 3.  LEASE COMMITMENTS

The Company entered into a lease effective December, 2006 for twelve months and is continuing on a month-to-month basis. The lease is noncancellable with a minimum monthly payment of $100 and provision for additional charges for use of facilities and services utilized on an as-needed basis. Rent expense incurred under the leases in 2008 and 2007 was approximately $2,885 and $3,783, respectively.

NOTE 4.  INVESTMENTS

Equity securities at December 31, 2008 and 2007 (226% and 282% of net assets, respectively) were valued at fair value as determined by the Board of Directors, with the assistance of appraisals provided by an independent valuation service provider, in the absence of readily available market values. A promissory note held at December 31, 2007 (48% of net assets), was valued at fair value as determined by the Board of Directors.

The values assigned to these securities are based upon available information and may not reflect amounts that could be realized if the Company found it necessary to immediately sell such securities, or amounts that ultimately may be realized. Accordingly, the fair values included in the accompanying schedule of investments may differ from the values that would have been used had a ready market existed for these securities and such differences could be significant.

In September 2003, the Company acquired 18,000,000 common shares in Azonic Corporation, giving the Company 75% ownership of Azonic. In August, 2004, the Company sold 17,840,000 of its Azonic common shares, recording a gain of $84,272. The Company subsequently in August, 2004, purchased 4,300,000 Azonic common shares for $43,000, then paid various expense obligations with 250,000 Azonic common shares, recording a gain of $12,230. Azonic Corporation subsequently changed its name to Midland International Corporation. During the year 2007 Midland International Corporation changed its name to Lumonall, Inc. the Company sold 3,303,615 of its Midland/Lumonall shares recording a gain of $53,797. During the year 2008, the company sold 188,885 of its Lumonall shares recording a gain of $2,810.
                                      -15-

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

In June 2004 the Company acquired 123,750 common shares of Heartland, Inc., valued at $12,500, when an Officer and Director of the Company contributed the shares as additional capital for no consideration. During the year ended December 31, 2005 the Company sold 25,000 common shares of Heartland, Inc. for a realized gain of $26,753. During the year ended December 31, 2006 the Company sold 98,750 common shares of Heartland, Inc. for a realized gain of $28,309. This terminated the Company's interest in Heartland, Inc.

In November 2004, the Company acquired 2,500,000 common shares of Satellite Organizing Solutions, Inc. ("Satellite") for $138,500, giving the Company 71% ownership of Satellite. The Company subsequently paid various expense obligations with 310,000 Satellite common shares, recording a gain of $23,086. In January 2008, Satellite changed its name to Strategic Environmental & Energy Resources, Inc. ("SEER")and reverse split its stock 1 for 4 shares. On January 22, 2008, SEER acquired all the outstanding interests in Resource Environmental Group Services, LLC and Tactical Cleaning Company, LLC in an all stock transaction.

In May 2007, the Company acquired 21,250 shares in Fluid Media Networks ("Fluid") for providing consulting services to Fluid. At the time of issuance the shares were valued at $85,000 and that value was recorded as consulting income. In August 2008, the Company sold all its shares in Fluid and realized a loss of $55,250 from the value at the time of issuance.

In September 2007, the Company was issued a promissory note of $50,000 by Resource Environmental Group Services, LLC ("REGS"). Please see Note 10 Subsequent Events which details the January 2008 transaction in which REGS was acquired by Infinity portfolio company Satellite in an all stock transaction. In March 2008, the Company converted the promissory note into 62,500 shares of SEER and purchased an additional 62,500 shares or SEER for $50,000. In conjunction with the conversion and purchase the Company received 125,000 warrants to purchase additional shares in SEER at $1 per share.

In September of 2008 the Company acquired an 87.5% interest in NPI08 for $232,000 consisting of 102,500 shares in Company stock and $150,000 cash. NPI08 is a publicly traded shell which the Company intends to hold for possible future merger or acquisition.

NOTE 5.  INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses and other items. Loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur.

At December 31, 2008, the Company had approximately $840,000 of unused federal net operating loss carryforwards, which begin to expire in the year 2023. A deferred tax asset has been offset by a 100% valuation allowance. The Company accounts for income taxes pursuant to SFAS 109. The components of the Company's deferred tax assets and liabilities are as follows:

                                       December 31, 2008    December 31, 2007
                                       ----------------     -----------------
Deferred tax liability                       $(172,900)             $(25,400)
Deferred tax asset arising from:
   Net operating loss carryforwards            286,000               193,100
                                       ----------------     -----------------
                                               113,110               167,000
Valuation allowance                           (113,100)             (167,700)
                                       ----------------     -----------------
Net Deferred Taxes                                  $-                    $-
                                       ================     =================

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

Income taxes at Federal and state statutory rates are reconciled to the Company's actual income taxes as follows:

                                         December 31, 2008    December 31, 2007
                                         -----------------    -----------------
Tax at federal statutory rate (34%)            $ (117,700)             $10,800
State income tax                                        -
Net operating loss benefit - used                       -                    -
Net deferred taxes                                116,500              (12,300)
Other book/tax differences                          1,200                1,500
                                         -----------------    -----------------
                                                    $  (-)                $ (-)
                                         =================    =================


NOTE 6.  NOTES PAYABLE

                                             December 31, 2008 December 31, 2007
                                             ----------------- -----------------
Notes payable, several parties, unsecured,            $185,800           $57,020
interest 7% per annum, all of which are in
default but non have resulted in demand for
payment
                                             ----------------- -----------------
Note payable, individual, secured by                    75,000            75,000
portfolio company stock, int. 7% per
annum.  Note was overdue and parties
reached a settlement agreement January 17,
2008, lender received 50,000 in cash and
was issued 100,000 shares of Infinity.
Note is currently in default.
                                             ----------------- -----------------
Total notes payable (all current)                     $260,800          $132,020
                                             ================= =================

The fair value of the Company's notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturity. At December 31, 2008 and 2007, the fair value of the notes payable approximated the amount recorded in the financial statements.

During the years ended December 31, 2008 and 2007, the Company incurred interest expense and settlement costs on notes payable of $57,471 and $11,292.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7.  STOCKHOLDERS' EQUITY

STOCK OPTIONS AND WARRANTS

At December 31, 2008 and 2007, the Company had stock options and warrants outstanding as described below.

Non-employee stock options and warrants

The Company accounts for non-employee stock options and warrants under SFAS 123R, whereby option and warrant costs are recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

The Class A warrants allow the holder to purchase one share of common stock per warrant, exercisable immediately at $0.25 per share with the warrant terms expiring in 2008, Class B warrants allow the holder to purchase one share of common stock per warrant, exercisable immediately at $0.75 per share with the warrant terms expiring in 2009, and the Class C warrants allow the holder to purchase on share of common stock per warrant, exercisable immediately at $1.50 per share with the warrant terms expiring in 2009.

                                   Class A          Class B          Class C
-----------------------------  ----------------  --------------  ---------------
Balance, December 31, 2003             248,750

Issued                                 508,000                           100,000
Cancelled                            (200,000)
Exercised                             (30,000)
-----------------------------  ----------------  --------------  ---------------
Balance, December 31, 2004             526,750                           100,000

Issued                                                 300,000            85,125
Cancelled                             (76,000)       (300,000)         (185,125)
Exercised                            (260,250)
-----------------------------  ----------------  --------------  ---------------
Balance, December 31, 2005             190,500
-----------------------------  ----------------  --------------
Balance, December 31, 2006             190,500

Exercised                              150,000
-----------------------------  ---------------
Balance, December 31, 2007              40,500
-----------------------------  ---------------

Exercised                               40,500
-----------------------------  ---------------
Balance, December 31, 2008                   -
-----------------------------  ---------------

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 8.  STOCK BASED COMPENSATION PLANS

The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment," using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recognized expense under SFAS No. 123R in the amount of $56,205 for the year ended December 31, 2008. Since all options granted in the period immediately vest, the entire cost of the options was recorded in the period. The related impact on basic and diluted earnings per share for the year ended December 31, 2008 was $0.01 per share. There was no impact on the Company's cash flow.

The Company's stock incentive plan is the Infinity Capital Group, Inc. 2008 Stock Option Plan (the "Plan") which has not been approved by the shareholders. The Plan provides for the grant of non-qualified stock options to selected employees and directors. The Plan is administered by the Compensation Committee of the Board and authorizes the grant of options 970,934. The Compensation Committee determines which eligible individuals are to receive options or other awards under the Plan, the terms and conditions of those awards, the applicable vesting schedule, the option price and term for any granted options, and all other terms and conditions governing the option grants and other awards made under the Plans.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model using the assumptions noted as follows: since the Company's stock had not begun trading at the time of grant, expected volatility was based on historical volatility of the Willshire 5000 stock index. The expected term of options granted was determined using the simplified method under SAB 107 and represents one-half the exercise period. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. Since the initial grant of options immediately vest, the Company has estimated there will be no forfeitures.

404,000 options were granted, all to the Company's non-employee directors, during the year ended December 31, 2008. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options granted during the year ended December 31, 2008:


Risk-free interest rate                                        3.16%
Expected option life                                     10.0 years
Expected volatility                                            9.91%
Expected dividend yield                                         0.0%

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


Further information relating to stock options is as follows:

                                                                    Weighted
                                                    Weighted        Average
                                     Number         Average        Remaining
                                       of           Exercise        Contract
                                     Shares          Price        Life (years)
                                     -----------   -------------  --------------
Outstanding options at 12/31/07               -     $         -
Granted                                 404,000            0.80            9.55
Exercised                                     -               -               -
Forfeited/expired                             -               -               -
                                     -----------   -------------  --------------
Outstanding options at 12/31/08         404,000     $      0.80            9.55
                                     ==========-   -------------  --------------

Exercisable on 12/31/08                 404,000     $      0.80            9.55


The options have a contractual term of ten years. The aggregate intrinsic value of shares outstanding and exercisable was $0 at December 31, 2008 as the market price of the Company's common stock was below the weighted-average exercise price of all of the options. Total intrinsic value of options exercised was $0 for the year ended December 31, 2008 as no options were exercised during this period.

At December 31, 2008, shares available for future stock option grants to employees and directors under the 2008 Stock Option Plan were 566,934.

NOTE 9. GOING CONCERN

The Company has accumulated significant losses from operations and in all likelihood will be required to make significant future expenditures in connection with continuing acquisition and marketing efforts along with general administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company may raise additional capital through the sale of its equity securities, through an offering of debt securities, or through borrowings from financial institutions or individuals. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 10. FINANCIAL HIGHLIGHTS

The following is a schedule of financial highlights for the years ended December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004:

                                                   YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                     DEC 31,         DEC. 31,        DEC. 31,        DEC. 31,         DEC. 31,
                                                      2008            2007            2006            2005             2004
                                                   -----------    -------------   -------------   -------------    -------------
Per share information
Net asset value, beginning of period                     0.02            (0.01)           0.04            0.16            (0.02)
                                                   -----------    -------------   -------------   -------------    -------------

   Net investment income (loss) (1)                     (0.03)           (0.00)          (0.03)          (0.04)           (0.03)
   Net realized and unrealized gain (loss) (1)           0.04             0.01           (0.03)          (0.11)            0.18
                                                   -----------    -------------   -------------   -------------    -------------

Net increase (decrease) in net assets
   resulting from operations (1)                         0.01             0.01           (0.06)          (0.15)            0.15
Issuance of common stock, warrants
   and other new equity (1)                              0.04             0.02            0.01            0.03             0.03
                                                   -----------    -------------   -------------   -------------    -------------

Net asset (deficit) value, end of year                   0.07             0.02           (0.01)           0.04             0.16
                                                   ===========    =============   =============   =============    =============

Per share market value, end of year (2)                 $0.50              N/A             N/A             N/A              N/A

Total Return Based Upon Net Asset Value (3)               62%              N/A           -150%            -94%              N/A

Ratios and Supplemental Data
Net assets (deficit), end of year                     429,572          104,754         (72,927)        215,494          857,987
Common shares outstanding at end of year            6,513,399        6,170,774       5,883,687       5,739,187        5,335,237
Diluted weighted average number of
   shares outstanding during the year               6,573,138        6,103,745       5,752,888       5,541,117        5,730,996
Ratio of expenses to average net assets (4)               41%            1531%            930%             48%              37%
Ratio of net increase (decrease) in net assets
   from operations to average net assets (4)              12%             314%          -1627%           -186%             155%
Average Debt Outstanding                              216,364          134,509         147,625         194,067          175,750
Average Debt Per Share (1)                               0.03             0.02            0.03            0.04             0.03
-----------------------------

(1) Calculated based on diluted weighted average number of shares outstanding during the year.
(2)  The Company's stock began trading in 2008
(3)  2004 & 2007 did not start with positive net assets so cannot compute
(4) Average net assets were low in 2006 & 2007 resulting in calculation out of scale

                      EXHIBIT "A2" TO THE OFFERING CIRCULAR
                               DATED JUNE 12, 2009


                          INFINITY CAPITAL GROUP, INC.

                              FINANCIAL STATEMENTS


                           DECEMBER 31, 2007 AND 2006

                          INFINITY CAPITAL GROUP, INC.
                              Financial Statements



                                TABLE OF CONTENTS



                                                                         PAGE
                                                                        ------
REPORT OF INDEPENDENT REGISTERED
    PUBLIC ACCOUNTING FIRM

       Larry O'Donnell, P.C.                                                3
       Ronald R. Chadwick, P.C.                                             4

FINANCIAL STATEMENTS

                  Balance sheets                                            5
                  Statements of operations                                  6
                  Statements of changes in net assets                       7
                  Statements of cash flows                                  8
                  Schedule of investments                                 9-10
                  Notes to financial statements                          11-22

                           Larry O'Donnell, CPA, P.C.

Telephone (303)745-4545                                 2228 South Fraser Street
E-mail larryodonnellcpa@msn.com                                           Unit 1
www.larryodonnellcpa.com                               Aurora, Colorado    80014


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Infinity Capital Group, Inc.
New York, New York

I have audited the accompanying balance sheets of Infinity Capital Group, Inc. including the schedule of investments as of December 31, 2007 and 2006, and the related statements of operations, changes in net assets and cash flows for the years then ended and the financial highlights for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Capital Group, Inc. as of December 31, 2007 and 2006 and the results of its operations, changes in net assets and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Larry O'Donnell, CPA, P.C.
-----------------------------
LARRY O'DONNELL, CPA, P.C.
April 13, 2008

                            Ronald R. Chadwick, P.C.
                           Certified Public Accountant
                             2851 South Parker Road
                                    Suite 720
                             Aurora, Colorado 80014
                               Phone (303)306-1967
                                Fax (303)306-1944


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Infinity Capital Group, Inc.
New York, New York

I have audited the accompanying financial highlights of Infinity Capital Group, Inc. for the period from July 8, 2003 (inception) through December 31, 2003 and for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial highlights referred to above of Infinity Capital Group, Inc. for the period from July 8, 2003 (inception) through December 31, 2003 and for the year ended December 31, 2004 are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

Aurora, Colorado                                   /s/Ronald R. Chadwick, P.C.
                                                   ----------------------------
April 14, 2008                                     RONALD R. CHADWICK, P.C.

                          INFINITY CAPITAL GROUP, INC.
                                 Balance Sheets

                                                                                            December            December
                                                                                            31, 2007            31, 2006
                                                                                          --------------     ---------------
Assets
         Investments in noncontrolled affiliates (Cost - $94,064 and $42,100)             $      94,660      $       78,938
         Controlled Investments (Cost - $136,326)                                               200,809             131,250
         Promissory Note                                                                         50,000
         Cash                                                                                    67,609              13,168
         Deferred offering costs                                                                 36,664              29,425
         Other assets                                                                             6,991
                                                                                          --------------     ---------------

                 Total assets                                                             $     456,733      $      252,781
                                                                                          ==============     ===============

Liabilities

         Accounts payable                                                                 $     193,932      $      154,069
         Accrued interest payable                                                                26,027      $       24,138
         Notes payable                                                                          132,020      $      147,501
                                                                                          --------------     ---------------

                 Total liabilities                                                              351,979             325,708
                                                                                          --------------     ---------------

Net Assets                                                                                 $    104,754      $      (72,927)
                                                                                          ==============     ===============


Composition of net assets
         Preferred stock, $0.001 par value,
                 10,000,000 shares authorized,
                 none issuedor outstanding.
         Common Stock. $0.001 par value,
                 100,000,000 shares authorized
                 6,170,774 and 5,883,687 issued and outstanding                           $       6,171      $        5,884
                 respectively

         Additional paid-in capital                                                             534,892             389,311
         Accumulated income (deficit)
                 Accumulated net operating (deficit)                                           (695,859)           (674,533)
                 Net realized gain on investments, net of tax                                   207,466             174,650
                 Net unrealized increase of investments, net of tax                              52,084              31,761
                                                                                          --------------     ---------------

Net Assets                                                                                $     104,754      $      (72,927)
                                                                                          ==============     ===============

Net Asset Value Per Share                                                                 $        0.02      $        (0.01)
                                                                                          ==============     ===============

     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                            STATEMENTS OF OPERATIONS


                                                                                                     Year Ended
                                                                                                    December 31,
                                                                                               2007              2006
                                                                                           --------------    --------------
Investment Income
        Investment fees                                                                    $           -     $      15,000
        Interest Income                                                                               15                 6
        Consulting fees                                                                          100,000
        Other                                                                                          -             4,516
                                                                                           --------------    --------------

Total Investment Income                                                                          100,015            19,522
                                                                                           --------------    --------------

Expenses
        Salaries and wages                                                                             -             1,250
        Director Fees                                                                                  -             8,118
        Management fees                                                                           38,177            55,020
        Professional fees                                                                         28,638            48,408
        Insurance                                                                                 36,284            53,333
        General and administrative                                                                40,926            25,354
        Interest                                                                                  11,292             7,228
                                                                                           --------------    --------------

Total Expenses                                                                                   155,317           198,711
                                                                                           --------------    --------------

Net Investment Income (Loss) before taxes                                                        (55,302)         (179,189)
                                                                                           --------------    --------------

Provision for income tax                                                                         (33,975)                -
                                                                                           --------------    --------------

Net investment income (loss)                                                                     (21,327)         (179,189)

Net realized and unrealized gains (losses):
     Net realized gain (loss) on investments
       net of tax                                                                                 32,816            28,309
     Net change in unrealized increase (decrease),
       net of tax                                                                                 20,324          (197,041)
                                                                                           --------------    --------------

Net realized and unrealized gains (losses)                                                        53,140          (168,732)
                                                                                           --------------    --------------

Net increase (decrease) in net assets
     from operations                                                                       $      31,813     $    (347,921)
                                                                                           ==============    ==============

Net increase (decrease) in net assets per share
  from continuing operations
  Basic                                                                                    $        0.01     $       (0.06)
  Diluted                                                                                  $        0.01     $       (0.06)
                                                                                           ==============    ==============

Weighted average number of shares outstanding
  Basic                                                                                        6,054,204         5,752,888
  Diluted                                                                                      6,103,745         5,752,888
                                                                                           ==============    ==============

     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                       Statements of Changes in Net Assets



                                                                                    YEAR ENDED              YEAR ENDED
                                                                                   DECEMBER 31,            DECEMBER 31,
                                                                                       2007                    2006
                                                                                 ------------------     -------------------
Changes in net assets from operations:
     Net investment income (loss)                                                $         (21,327)     $         (179,189)
     Net realized gain (loss) on investments, net of tax                                    32,816                  28,309
     Net change in unrealized increase (decrease), net of tax                               20,324                (197,041)
                                                                                 ------------------     -------------------

           Net increase (decrease) in net assets from operations                            31,813                (347,921)
                                                                                 ------------------     -------------------

CAPITAL STOCK TRANSACTIONS:
      Proceeds from issuance of common stock                                               109,596                  56,000
      Issuance of common stock for debt                                                     36,272                   3,500
                                                                                 ------------------     -------------------

           Net increase (decrease) in net assets from stock transactions                   145,868                  59,500
                                                                                 ------------------     -------------------

Net increase (decrease) in net assets                                                      177,681                (288,421)
Net assets at beginning of year                                                            (72,927)                215,494
                                                                                 ------------------     -------------------

Net assets at end of period                                                      $         104,754      $          (72,927)
                                                                                 ==================     ===================











     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                             Statement of Cash Flows

                                                                                                    Year Ended
                                                                                        December 31,         December 31,
                                                                                           2007                  2006
                                                                                       --------------       ---------------
Cash Flows from Operating Activities:
     Net increase (decrease) in net assets from operations                             $      31,813        $     (347,921)

     Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities
        Change in net unrealized (increase) decrease of investments, pre-tax                 (33,317)              197,041
        Proceeds from disposition of investment securities                                    86,833                41,793
        Net realized gain on investments, pre-tax                                            (53,797)              (28,309)
        Investment securities received for services                                          (85,000)
        Promissory note                                                                      (50,000)
        Depreciation and amortization                                                            195
        Forgiveness of Debt                                                                                         (4,516)
        Interest expense on forgiven debt                                                                               16
        Due from related parties                                                                   -                 6,484
        Other assets                                                                          (7,186)
        Accounts payable                                                                      39,863                58,741
        Accrued interest payable                                                               1,889                 6,911
        Deposits payable                                                                           -                     -
                                                                                       --------------       ---------------

                  Net cash used for
                  operating activities                                                       (68,707)              (69,760)
                                                                                       --------------       ---------------

Cash Flows from Investing Activities

Cash Flows from Financing Activities
        Proceeds from notes payable                                                           74,520                33,621
        Payments on notes payable                                                            (90,001)              (10,621)
        Deferred Offering Costs                                                               (7,239)                 (800)
        Sale of common stock                                                                 145,868                56,000
                                                                                       --------------       ---------------

                  Net cash provided by
                  financing activities                                                       123,148                78,200
                                                                                       --------------       ---------------

Increase in Cash                                                                        $     54,441         $       8,440
                                                                                       --------------       ---------------
Cash and Cash Equivalents - Beginning of Period                                               13,168                 4,728
Cash and Cash Equivalents - End of Period                                               $     67,609         $      13,168
                                                                                       ==============       ===============


     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                             SCHEDULE OF INVESTMENTS
                                December 31, 2007

               Original
               Date of                                                           Original           Fair        Percent of
   Shares    Acquisition                                                           Cost            Value        Net Assets
--------------------------                                                    ---------------- ---------------  ------------
                            Common stock in controlled affiliates


   2,500,000       Nov-04   Satellite Organizing Solutions, Inc.,
                            publicly traded over the counter,                                               -
                            communications & business systems
                            design and consulting                             $       136,326  $      200,809         192%
                                                                              ---------------- ---------------  ------------

                            Subtotal                                          $       136,326  $      200,809         192%
                                                                              ---------------- ---------------  ------------


                            Common stock in non-controlled affiliates


     906,385       Aug-04   Lumonall, Inc. publicly traded over the counter,
                            global supplier of photoluminescent products (1)  $         9,064  $       41,535          40%

      21,250       Apr-07   Fluid Media Networks, Inc. privately held,        $        85,000  $       53,125          51%
                                                                              ---------------- ---------------  ------------

                            Subtotal                                          $        94,064  $       94,660          90%
                                                                              ---------------- ---------------  ------------


                            Total Equity Securities                           $       230,390  $      295,469         282%
                                                                              ---------------- ---------------  ------------

                            Promissory Notes

                   Sep-07   Resource Environmental Group Services, LLC
                            Due 11/30/07, 10% Per Annum                       $        50,000  $       50,000          48%
                                                                              ---------------- ---------------  ------------

                            Subtotal                                          $        50,000  $       50,000          48%
                                                                              ---------------- ---------------  ------------


                            TOTAL INVESTMENTS                                 $       280,390  $      345,469         330%
                                                                              ================ ===============  ============


(1) Formerly Midland International Corporation

 NOTES TO SCHEDULE OF INVESTMENTS

        The  common  stock   investments   are  non-income   producing.   Equity
        investments that have not paid dividends within the last twelve months are considering non-income producing.

        The value of all securities for which there is no readily available market value is determined in good faith by the Board of Directors. In making its determination, the Board of Directors has considered valuation appraisals provided by an independent valuation provider. See
        Note 1 to the Financial Statements.

        As of December 31, 2007, all of the equity securities owned by the Company are subject to legal restrictions on resale. As a result, the Company's ability to sell or otherwise transfer the securities in its portfolio is limited.

        The Company owns more than 25% of the outstanding common stock of Satellite Organizing Solutions, Inc.


     The accompanying notes are an integral part of the financial statements

                          INFINITY CAPITAL GROUP, INC.
                             SCHEDULE OF INVESTMENTS
                                December 31, 2006

                   ORIGINAL
                    DATE OF                                                                  ORIGINAL                FAIR
    Shares        Acquisition                                                                  COST                 VALUE
----------------  --------------                                                        -------------------   -------------------
                                   COMMON STOCK IN CONTROLLED AFFILIATES -  (1)

      2,500,000          Nov-04    Satellite Organizing Solutions, Inc.,
                                   publicly traded over the counter,
                                   communications & business systems design
                                   and consulting                                       $          136,326    $          131,250
                                                                                        -------------------   -------------------

                                   Subtotal (1)                                                    136,326               131,250
                                                                                        -------------------   -------------------

                                   COMMON STOCK IN NON-CONTROLLED AFFILIATES - (1)


      4,210,000          Aug-04    Midland International Corporation, publicly
                                   traded over the counter, telecommunications                      42,100                78,938
                                                                                        -------------------   -------------------

                                   Subtotal (1)                                                     42,100                78,938
                                                                                        -------------------   -------------------

                                   TOTAL INVESTMENTS (1)                                $          178,426    $          210,188
                                                                                        ===================   ===================


  (1) Since Net Assets are negative at 12/31/06, percentage of net assets would be misleading and are not presented.

 NOTES TO SCHEDULE OF INVESTMENTS

         The above investments are non-income producing. Equity investments that have not paid dividends within the last twelve months are considering non-income producing.

         The value of all securities for which there is no readily available market value is determined in good faith by the Board of Directors. In making its determination, the Board of Directors has considered valuation appraisals provided by an independent valuation provider. See
         Note 1 to the Financial Statements.

         As of December 31, 2006, all of the securities owned by the Company are subject to legal restrictions on resale. As a result, the Company's ability to sell or otherwise transfer the securities in its portfolio is limited.

         The  Company  owns more  than 25% of the  outstanding  common  stock of
         Satellite  Organizing  Solutions,   Inc.  and  more  than  10%  of  the
         outstanding common stock of Midland International Corporation.

         Since Net Assets are negative, computation of percentage of Net Assets would be misleading and is not presented.




    The accompanying notes are an integral part of the financial statements.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Infinity Capital Group, Inc. ("ICG", the "Company"), was incorporated in the State of Maryland on July 8, 2003. ICG is a non-diversified, closed-end management investment company that has elected to be treated as a Business
Development   Company   ("BDC")  under  the  Investment   Company  Act  of  1940
("1940Act").

On April 29, 2005, the Company entered into a Plan of Merger with Fayber Group, Inc. ("Fayber"). The Company acquired all of the outstanding shares of Fayber for the purposes of accomplishing the Merger of the Company and Fayber. Allshares of Fayber were retired by virtue of the merger. The Merger was completed on May 2, 2005 with the Company as the surviving corporation. The Company acquired 100% of Fayber in exchange for 100,000 shares of common stock and a $20,000 Promissory Note.

As a BDC, the Company must be primarily engaged in the business of furnishing capital and making available managerial assistance to companies that generally do not have ready access to capital through conventional financial channels. Such companies are termed "portfolio" companies.

The Company invests in portfolio companies that management identifies as emerging growth companies positioned to benefit from additional financing and managerial assistance. The portfolio companies frequently have little or no prior operating history. The Company intends on investing in emerging growth companies, defined as (A) publicly traded companies whose market for their securities are thinly traded which may be caused by a shift in business direction, change in market or industry in which they operate, or various other factors causing their stock and trading in their stock to not be in or fall out of favor; (B) publicly traded companies that have non-marginable securities and seek expansion or mezzanine capital to implement growth strategies executable within 12-24 months; and (C) private companies seeking expansion or mezzanine financing and which wish to access the equity capital markets within the next 12 months.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

CASH AND EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

ACCOUNTS RECEIVABLE

The Company has established an allowance for doubtful accounts, with accounts deemed uncollectible written off to bad debt expense. No amounts were written off to bad debt expense for the years ended December 31, 2007 and 2006.

INCOME TAX

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

REVENUE RECOGNITION

Revenue is recognized on an accrual basis as earned under contract terms.

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, as reported in the accompanying balance sheets, approximates fair value.

SEGMENT DISCLOSURES

Management considers the Company as operating in only one segment, investment in emerging growth companies. Assets are held domestically and all operations are domestic.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

STOCK-BASED COMPENSATION

The Company applies Statement of Financial Accounting Standards No. 123 (revised
2004), "Share-Based Payment" in accounting for employee stock-based compensation. No stock-based compensation was issued to employees for the years ended December 31, 2007 and 2006

INVESTMENTS

Investments are stated at "value" as defined in the 1940 Act and in the applicable regulations of the Securities and Exchange Commission. Value, as defined in Section 2(a) (41) of the 1940 Act, is (1) the market price for those securities for which a quotation is readily available and (ii) the fair value as determined in good faith by, or under the direction of, the Board of Directors for all other assets.

The Company, as a BDC, will generally invest in illiquid and restricted securities. The Company's investments may be subject to certain restrictions on resale and may have no ready trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy. The Company determines fair value to be the amount for which an investment could be exchanged in orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. Factors that the Board of Directors may consider in determining fair value of an individual investment are financial performance and condition, business plan and progress towards plan, restrictions on the investment securities, liquidity, trading activity, financing activity and relative valuation to comparable companies.

With respect to our investments for which market quotations are not readily available and/or investments subject to restrictions, our Board of Directors has adopted a multi-step valuation process for each quarter as described below:

         (1)      Management  reviews all  investments  and  summarizes  current status;
         (2) An independent valuation firm conducts independent appraisals of all investments;
         (3) The audit committee of our board of directors reviews the management's summary and the report of the independent valuation firm and supplements with additional comments; and
         (4) The Board of Directors discusses valuation and determines the fair value of each investment in our portfolio in good faith based on the input of management, the independent valuation firm and the audit committee.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

This policy became effective for the quarter ending September 30, 2006. Previous to adopting this process, management communicated informally with the independent valuation firm whose report was submitted to the board of directors for review and comment. The audit committee was formed in April 2006 and has reviewed the valuation reports and financial statements beginning with the quarter ended March 31, 2006.

Without a readily available market value, the values of the Company's investments may differ significantly from the values that would be used if there existed a ready market for such investments. All investments owned at December 31, 2007 and 2006 (330% and undefined% of net assets, respectively) are stated at fair value as determined by the Board of Directors, in the absence of readily available fair values. The Company uses the first-in, first-out (FIFO) method of accounting for sales of its investments.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES--AN INTERPRETATION OF FASB STATEMENT NO. 109." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We believe that FIN No. 48 should not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for those fiscal years beginning after November 15, 2007 and to the interim periods within those fiscal years. We believe that SFAS No. 157 should not have a material impact on our financial position or results of operations

In September 2006, FASB issued SFAS No. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS" ("SFAS No. 158"). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize changes in that funded status in the year in which the changes occur through comprehensive income and measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year. The provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We believe that SFAS No. 158 should not have a material impact on our financial position or results of operations.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

In  September  2006,  the  SEC  issued  Staff   Accounting   Bulletin  No.  108,
"CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statements and related financial statement disclosure using both the rollover approach and the iron curtain approach. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. SFAS No. 158 has not had a material impact on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES, AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the de-recognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods beginning after December 15, 2006. We believe that FIN 48 should not have a material impact on our financial position or results of operations

In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES (SFAS No. 159). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. We believe that SFAS 159 should not have a material impact on our financial position or results of operations

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), BUSINESS COMBINATIONS, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS--AN AMENDMENT OF ARB NO. 51, OR SFAS NO. 160". SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or afterDecember 15, 2008. We believe that SFAS 160 should not have a material impact on our financial position or results of operations.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  RELATED PARTY TRANSACTIONS

The Company, for the years ended December 31, 2007 and 2006, incurred management fees of approximately $38,177 and $55,020, respectively, to a company affiliated through an Officer and a Director.

Employment Contracts - On April 20, 2006 Gregory Laborde and Theodore A. Greenberg signed employment contracts with the Company with annual compensation set at $90,000 for each. Mr. Greenberg has agreed to reduced compensation of $2,000 per month until the company has completed its planned Regulation E offering for at least $1,500,000 and to defer a proportionate amount of his compensation if the offering raises less than $3,000,000. Such deferral until the Company has raised additional capital or sufficient income from fees and/or investments is achieved. In lieu of Mr. Laborde's salary, management fees have been paid to a company he is affiliated with. These fees have been in an amount lower than the contractual amount. Mr. Laborde and Mr. Greenberg have agreed to waive all salary amounts due under their contracts which were not paid by December 31, 2007.

NOTE 3.  LEASE COMMITMENTS

The Company entered into a lease effective December, 2006 for twelve months and is continuing on a month-to-month basis. The lease is noncancellable with a minimum monthly payment of $100 and provision for additional charges for use of facilities and services utilized on an as-needed basis. Rent expense incurred under the leases in 2007 and 2006 was approximately $3,783 and $2,405, respectively.

NOTE 4.  INVESTMENTS

Equity securities at December 31, 2007 and 2006 (282% and undefined% of net assets, respectively) were valued at fair value as determined by the Board of Directors, with the assistance of appraisals provided by an independent valuation service provider, in the absence of readily available market values. A promissory note held at December 31, 2007 (48% of net assets), was valued at fair value as determined by the Board of Directors.

The values assigned to these securities are based upon available information and may not reflect amounts that could be realized if the Company found it necessary to immediately sell such securities, or amounts that ultimately may be realized. Accordingly, the fair values included in the accompanying schedule of investments may differ from the values that would have been used had a ready market existed for these securities and such differences could be significant.

In September 2003, the Company acquired 18,000,000 common shares in Azonic Corporation, giving the Company 75% ownership of Azonic. In August, 2004, the Company sold 17,840,000 of its Azonic common shares, recording a gain of $84,272. The Company subsequently in August, 2004, purchased 4,300,000 Azonic common shares for $43,000, then paid various expense obligations with 250,000 Azonic common shares, recording a gain of $12,230. Azonic Corporation subsequently changed its name to Midland International Corporation. During the year 2007 Midland International Corporation changed its name to Lumonall, Inc. the Company sold 3,303,615 of its Midland/Lumonall shares recording a gain of $53,797.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

In June 2004 the Company acquired 123,750 common shares of Heartland, Inc., valued at $12,500, when an Officer and Director of the Company contributed the shares as additional capital for no consideration. During the year ended December 31, 2005 the Company sold 25,000 common shares of Heartland, Inc. for a realized gain of $26,753. During the year ended December 31, 2006 the Company sold 98,750 common shares of Heartland, Inc. for a realized gain of $28,309. This terminated the Company's interest in Heartland, Inc.

In November 2004, the Company acquired 2,500,000 common shares of Satellite Organizing Solutions, Inc. ("Satellite") for $138,500, giving the Company 71% ownership of Satellite. The Company subsequently paid various expense obligations with 310,000 Satellite common shares, recording a gain of $23,086.

In May 2007, the Company acquired 21,250 shares in Fluid Media Networks ("Fluid") for providing consulting services to Fluid. At the time of issuance the shares were valued at $85,000 and that value was recorded as consulting income.

In September 2007, the Company was issued a promissory note of $50,000 by Resource Environmental Group Services, LLC ("REGS"). Please see Note 10 Subsequent Events which details the January 2008 transaction in which REGS was acquired by Infinity portfolio company Satellite in an all stock transaction.

NOTE 5.  INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses and other items. Loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur.

At December 31, 2007, the Company had approximately $500,000 of unused federal net operating loss carryforwards, which begin to expire in the year 2023. A deferred tax asset has been offset by a 100% valuation allowance. The Company accounts for income taxes pursuant to SFAS 109. The components of the Company's deferred tax assets and liabilities are as follows:

                                                    December 31,                  December 31,
                                                        2007                           2006
                                               ----------------------        ----------------------
Deferred tax liability                               $     (25,400)                 $     (12,400)

Deferred tax asset arising from:
         Net operating loss carryforwards                  193,100                        194,000
                                               ----------------------        ----------------------
                                                           167,700                        181,600
Valuation allowance                                       (167,700)                      (181,600)
                                               ----------------------        ----------------------
Net Deferred Taxes                                   $           -                  $           -
                                               ======================        ======================

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

Income taxes at Federal and state statutory rates are reconciled to the Company's actual income taxes as follows:

                                                    December 31,                  December 31,
                                                      2007                              2006
                                               ----------------------        ----------------------

Tax at federal statutory rate (34%)              $          10,800             $         (118,300)
State income tax (5%)                                        1,600                        (17,400)
Net operating loss benefit - used                                -                              -
Net deferred taxes                                         (13,900)                       134,900
Other book/tax differences                                   1,500                            800
                                               ----------------------        ----------------------
                                                 $              (-)            $               (-)
                                               ======================        ======================


NOTE 6.  NOTES PAYABLE

                                                    December 31,                  December 31,
                                                        2007                          2006
                                               ----------------------        ----------------------
Notes payable, several parties,
unsecured, interest 7% per annum,
all of which are in default but none
have resulted in demand for payment.             $          57,020             $           72,501


Note  payable,  individual,  secured by
portfolio  company  stock,  lender also
entitled to 12.5% of shares in portfolio
company upon  acquisition,  or merger,
int. 7% per annum.  Note was overdue and
parties reached a settlement  agreement
January 17, 2008, in addition to portfolio
company shares,  lender will receive
$125,000 in cash and be issued 100,000 shares
of Infinity to settle principal plus interest.              75,000                         75,000
                                               ----------------------        ----------------------

Total notes payable (all current)                $         132,020             $          147,501
                                               ======================        =======================

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


The fair value of the Company's notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturity. At December 31, 2007 and 2006, the fair value of the notes payable approximated the amount recorded in the financial statements.

During the years ended December 31, 2007 and 2006, the Company incurred interest expense on notes payable of $11,292 and $7,228.

NOTE 7.  STOCKHOLDERS' EQUITY

STOCK OPTIONS AND WARRANTS

At December 31, 2007 and 2006, the Company had stock options and warrants outstanding as described below.

Non-employee stock options and warrants

The Company accounts for non-employee stock options and warrants under SFAS 123R, whereby option and warrant costs are recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

The Class A warrants allow the holder to purchase one share of common stock per warrant, exercisable immediately at $0.25 per share with the warrant terms expiring in 2008, Class B warrants allow the holder to purchase one share of common stock per warrant, exercisable immediately at $0.75 per share with the warrant terms expiring in 2009, and the Class C warrants allow the holder to purchase on share of common stock per warrant, exercisable immediately at $1.50 per share with the warrant terms expiring in 2009.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

                                       Class A         Class B        Class C
                                    -----------     -----------    -------------
Balance, December 31, 2003             248,750

Issued                                 508,000                        100,000
Cancelled                            (200,000)
Exercised                             (30,000)
                                    -----------     -----------    -------------
Balance, December 31, 2004             526,750                        100,000

Issued                                                 300,000         85,125
Cancelled                             (76,000)       (300,000)      (185,125)
Exercised                            (260,250)
                                    -----------     -----------    -------------
Balance, December 31, 2005             190,500
                                    -----------     -----------    -------------
Balance, December 31, 2006             190,500

Exercised                              150,000
                                    -----------     -----------    -------------
Balance, December 31, 2007              40,500
                                    -----------


NOTE 8.  GOING CONCERN

The Company has accumulated significant losses from operations and in all likelihood will be required to make significant future expenditures in connection with continuing acquisition and marketing efforts along with general administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company may raise additional capital through the sale of its equity securities, through an offering of debt securities, or through borrowings from financial institutions or individuals. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 9.  FINANCIAL HIGHLIGHTS

The following is a schedule of financial highlights for the years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and the period July 8, 2003 (inception) through December 31, 2003:


                                                                                                              JULY 8, 2003
                                                                                                               (INCEPTION)
                                                         YEAR ENDED    YEAR ENDED   YEAR ENDED    YEAR ENDED       TO
                                                          DEC. 31,      DEC. 31,     DEC. 31,      DEC. 31,     DEC. 31,
                                                            2007          2006         2005          2004         2003
                                                        ------------  ------------ ------------  ----------- ------------
Per share information
Net asset value, beginning of period                          (0.01)         0.04         0.16        (0.02)           -
                                                        ------------  ------------ ------------  ----------- ------------

   Net investment income (loss) (1)                           (0.00)        (0.03)       (0.04)       (0.03)       (0.04)
   Net realized and unrealized gain (loss) (1)                 0.01         (0.03)       (0.11)        0.18         0.01
                                                        ------------  ------------ ------------  ----------- ------------

Net increase (decrease) in net assets
   resulting from operations (1)                               0.01         (0.06)       (0.15)        0.15        (0.02)
Issuance of common stock, warrants
   and other new equity (1)                                    0.02          0.01         0.03         0.03         0.00
                                                        ------------  ------------ ------------  ----------- ------------

Net asset (deficit) value, end of year                         0.02         (0.01)        0.04         0.16        (0.02)
                                                        ============  ============ ============  =========== ============

Per share market value, end of year (2)                         N/A           N/A          N/A          N/A          N/A

Total Return Based Upon Net Asset Value (3)                     N/A         -150%         -94%          N/A          N/A

Ratios and Supplemental Data
Net assets (deficit), end of year                           104,754       (72,927)     215,494      857,987     (122,822)
Common shares outstanding at end of year                  6,170,774     5,883,687    5,739,187    5,335,237    5,000,000
Diluted weighted average number of
   shares outstanding during the year                     6,103,745     5,752,888    5,541,117    5,730,996    2,500,000
Ratio of expenses to average net assets (4)(5)                1531%          930%          48%          37%            -
Ratio of net increase (decrease) in net assets
   from operations to average net assets (4)(5)                314%        -1627%        -186%         155%            -
Average Debt Outstanding                                    134,509       147,625      194,067      175,750       79,500
Average Debt Per Share (1)                                     0.02          0.03         0.04         0.03         0.03

(1) Calculated based on diluted weighted average number of shares outstanding during the year.
(2)      Not applicable - prior to public trading of shares
(3) 2003, 2004 & 2007 did not start with positive net assets so cannot compute
(4) Average net assets were negative in 2003 so calculation would be misleading
(5) Average net assets were low in 2006 & 2007 resulting in calculation out of scale

                          INFINITY CAPITAL GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 10.  SUBSEQUENT EVENTS

Satellite changed its name to Strategic Energy and Environmental Solutions, Inc. ("SEER") and received a new stock ticker SENR. On January 15, 2008, SEER reverse split its stock with shareholders receiving one share for each four shares previously held. On January 22, 2008, SEER acquired all the outstanding interests in Resource Environmental Group Services, LLC and Tactical Cleaning Company, LLC in an all stock transaction.

                        EXHIBIT "B" TO OFFERING CIRCULAR
                               DATED JUNE 12, 2009

                            ARTICLES OF INCORPORATION

                                       OF

                          INFINITY CAPITAL GROUP, INC.

     FIRST: Incorporation: The undersigned Gregory H. Laborde, whose address is 7 Dey Street, Suite 900, New York, New York, being at least eighteen years of age, does hereby form a corporation under the general laws of the State of Maryland.

     SECOND: Name of Corporation: The name of the Corporation is Infinity Capital Group, Inc.

     THIRD: Corporate Purposes: The Corporation is formed for the following purpose or purposes:

     A. To transact all lawful business for which a corporation may be incorporated pursuant to the Maryland Corporation Code.

     B. To manufacture, purchase or otherwise acquire and to hold, own, mortgage or otherwise lien, pledge, lease, sell, assign, exchange, transfer or in any manner dispose of, and to invest, deal and trade in and with good, wares, merchandise and personal property of any and every class and description, within or without the State of Maryland.

     C. To acquire the goodwill, rights and property and to undertake the whole or any part of the assets and liabilities of any person, firm, association or corporation; to pay for the same in cash, the stock of the corporation, bonds or otherwise; to hold or in any manner dispose of the whole or any part of the property so purchased; to conduct in any lawful manner the whole or any part of any business so acquired and to exercise all the powers necessary or convenient in and about the conduct and management of such business.

     D. To guarantee, purchase or otherwise acquire, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of shares of the capital stock, bonds or other evidences of indebtedness created by other corporations and, while the holder of such stock , to exercise all the rights and privileges of ownership, including the right to vote thereon, to the same extent as a natural person might or could do.

     E. To purchase or otherwise acquire, apply for, register, hold, use sell, or in any manner deal with patents, inventions, improvements, processes, formulas, trademarks, trade names, rights and licenses secured under letters patent, copyright or otherwise.

     F. To enter into make and perform contracts of every kind for any lawful purpose, with any person, firm, association, or corporation, town, city, county, body politic, state, territory, government, colony or dependency thereof.

     G. To borrow money for any of the purposes of the corporation and to draw, make, accept, endorse, discount, execute, issue, sell, pledge or otherwise dispose of promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or nonnegotiable, transferable or nontransferable instruments and evidences of indebtedness, and to secure the payment thereof and the interest thereon by mortgage or pledge, conveyance or assignment in trust of the whole or any par of the property of the corporation at the time owned or thereafter acquired.

     H. To lend money to, or guarantee the obligations of, or to otherwise assist the directors of the corporation or any other corporation the majority of whose voting capital stock is owned by the corporation, upon the affirmative vote of at least a majority of the outstanding shares entitled to vote for directors.

     I. To purchase, take, own, hold, deal in, mortgage or otherwise pledge, and to lease, sell, exchange, convey, transfer or in any manner whatever dispose of real property, within or without the State of Maryland.

     J. To purchase, hold, sell and transfer the shares of its capital stock.

     K. To have one or more offices and to conduct any or all operations and business and to promote its objects, within or without the State of Maryland, without restrictions as to place or amount.

     L. To do any or all of the things herein set forth as principal, agent, contractor, trustee, partner or otherwise, alone or in company with others.

     M. To conduct, operate, and carry on the business of a close-end, management investment company that has elected to be treated as a business development company, pursuant to the Investment Company Act of 1940, as amended ("1940 Act"); provided, however, that the Corporation may cease to be treated as a business development company upon compliance with the requirements of the 1940 Act with respect thereto; and

     N. To exercise and enjoy all powers, rights and privileges granted to and conferred upon corporations by the Maryland General Corporation Law now or hereafter in force.

     FOURTH: Address of Principal Office. The post office address of the principal office of the Corporation in the State of Maryland is 201 East Baltimore Street, Suite 630, Baltimore, Maryland, 21202.

     FIFTH: Name and Address of Resident Agent. The name and address of the resident agent of the Corporation in the State of Maryland is Harbor City Research, 201 E. Baltimore Street, Suite 630, Baltimore, Maryland, 21202.

     SIXTH: Shares of Stock.

     A. The Corporation shall be authorized to issue two classes of capital stock, designated as "Common Stock" and "Preferred Stock" respectively. The Corporation shall be authorized to issue 100,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value.

     B. Holders of Common Stock shall not have preemptive or preferential rights to acquire any shares of the capital stock of the Corporation, and any or all of such shares, whenever authorized, may be issued, or may be reissued and transferred if such shares have been reacquired and have treasury status, to any person, firm, corporation, trust, partnership, association or other entity for such lawful consideration and on such terms as the Board of Directors determines in its discretion without first offering the shares to any such holder.

     C. All shares of the Corporation's authorized capital stock, when issued for such consideration as the Board of Directors may determine, shall be fully paid and nonassessable.

     D. The  Board  of  Directors  of the  Corporation  may,  by  adoption  of a
resolution  or  Bylaw,   impose   restrictions  upon  the   transferability   by
shareholders of shares of the Corporation's Capital Stock.

     E. The Board of Directors of the Corporation may, by adoption of a resolution or Bylaw, designate one or more Series of Preferred Stock and shall have the power to determine the conversion and/or redemption rights, preferences and privileges of each such Series of Preferred Stock provided that such conversion and/or redemption rights, preferences and privileges of any Series of Preferred Stock does not subordinate or otherwise limit the conversion and/or redemption rights, preferences and/or privileges of any previously issued Series of Preferred Stock.

     F. Except as otherwise required under the 1940 Act, voting power for the election of directors and for all other purposes shall be exclusively vested in the holders of Common Stock. Each holder of a full or fractional share of Common Stock shall be entitled, in the case of full shares, to one vote for each such share and, in the case of fractional shares, to a fraction of one vote corresponding to the fractional amount of each such fractional share, in each case based upon the number of shares registered in such holder's name on the books of the Corporation.

     G. In the event of the liquidation or dissolution of the Corporation, the holders of the Common Stock shall be entitled to receive all of the net assets of the Corporation. The assets so distributed to the stockholders shall be distributed among such stockholders, in cash or in kind at the option of the directors, in proportion to the number of full and fractional shares of the class held by them and recorded on the books of the Corporation.

     H. Each holder of shares of capital stock shall, upon demand, disclose to the Corporation such information with respect to direct or indirect holdings of such shares as the directors or any officer or agent of the Corporation designated by the directors deems necessary to comply with provisions of the Internal Revenue Code of 1986 applicable to the Corporation, to comply with the provisions of the appropriate taxing authority, or to comply with the provisions of the 1940 Act or the Employee Retirement Income Security Act of 1974, as any said laws may be amended from time to time.

     SEVENTH: Board of Directors: The Corporation shall have at least three directors; provided that if there is no stock outstanding, the number of directors may be less than three but not less than one. Gregory H. Laborde shall act as sole director of the Corporation until his successor has been duly chosen and qualified.

     EIGHTH: Management of the Affairs of the Corporation.

     A. All corporate powers and authority of the Corporation shall be vested in and exercised by the Board of Directors except as otherwise provided by statute, these Articles, or the Bylaws of the Corporation.

     B. The Board of Directors shall have the power to adopt, alter, or repeal the Bylaws of the Corporation, unless the Bylaws otherwise provide.

     C. The Board of Directors shall have the power to determine whether and to what extent, and at what times and places, and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger) shall be open to inspection by stockholders. No stockholder shall have any right to inspect any account, book, or document of the Corporation except to the extent permitted by statute or the Bylaws.

     D. The Board of Directors shall have the power to determine, in accordance with generally accepted accounting principles, the Corporation's net income, its total assets and liabilities, and the net asset value of the shares of capital stock of the Corporation. The Board of Directors may delegate such power to any one or more of the directors or officers of the Corporation, its investment adviser, administrator, custodian, or depositary of the Corporation's assets, or another agent of the Corporation appointed for such purposes.

     E. Except as otherwise required under the 1940 Act, the Board of Directors shall have the power to make distributions, including dividends, from any legally available funds in such amounts, and in a manner and to the stockholders of record as of such a date, as the Board of Directors may determine.

     NINTH: Stockholder Liability. The stockholders shall not be liable to any extent for the payment of any debt of the Corporation.

     TENTH: Majority of Votes. Except as otherwise provided in these Articles, under the 1940 Act, or under any provision of Maryland law requiring approval by a greater proportion than a majority of the votes entitled to be cast in order to take or authorize any action, any action may be taken or authorized by the Corporation upon the affirmative vote of a majority of the votes entitled to be cast thereon.

     ELEVENTH: Special Voting Requirements: Control Shares.

     A. The Corporation shall not be governed by the provisions of Section 3-602 of the Maryland General Corporation Law.

     B. Any acquisition of shares of the stock of the Corporation, by any person and at any time, shall be generally exempted from the requirements of subtitle 7 of Title 3 of the Maryland General Corporation Law.

     TWELFTH: Limitation on Liability.

     A. To the maximum extent permitted by the laws of Maryland law (but not in violation of any applicable requirement or limitation of the 1940 Act), in each case as currently in effect or as may hereafter be amended:

     1. No director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages; and

     2. The Corporation shall indemnify and advance expenses as provided in the Bylaws of the Corporation to its present and past directors, officers, employees and agents (including any person or firm appointed by the Corporation to serve as investment adviser or any similar function), and persons who are serving or have served at the request of the Corporation in similar capacities for other entities.

     B. No amendment, alteration, or repeal of this Article or the adoption, alteration, or amendment of any other provision of these Articles or the Bylaws of the Corporation inconsistent with this Article, shall adversely affect any limitation on liability or indemnification of any person under this Article with respect to any act or failure to act which occurred prior to such amendment, alteration, repeal, or adoption.

     THIRTEENTH: Right of Amendment. Any provision of these Articles may be amended, altered, or repealed upon the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

     IN WITNESS WHEREOF, I have signed these Articles of Incorporation and acknowledge the same to be my act on this 8th day of July, 2003.


                                            /s/Gregory H. Laborde

                                            ----------------------------------
                                            Gregory H. Laborde

                        EXHIBIT "C" TO OFFERING CIRCULAR
                               DATED JUNE 12, 2009

                                     BYLAWS

                                       OF

                          INFINITY CAPITAL GROUP, INC.

                            (A MARYLAND CORPORATION)

                                    ARTICLE I

                        NAME OF CORPORATION, LOCATION OF
                                OFFICES AND SEAL

Section 1. Name.  The name of the corporation is Infinity Capital Group, Inc.

Section 2. Principal Offices. The principal office of the Corporation is in the City of New York. The Corporation may, in addition, establish and maintain such other offices and places of business as the Board of Directors may, from time to time, determine.

Section 3. Seal. The corporate seal of the Corporation shall be circular in form and shall bear the name of the Corporation, the year of its incorporation, and the word "Maryland". The form of the seal shall be subject to alteration by the Board of Directors and the seal may be used by causing it or a facsimile to be impressed or affixed or printed or otherwise reproduced. Any officer or director of the Corporation shall have authority to affix the corporate seal of the Corporation to any document requiring the same.

                                   ARTICLE II

                                  SHAREHOLDERS

Section 1. Annual Meetings. An annual meeting of shareholders to elect directors and transact any other business within the Corporation's powers will be held at such time as is set by the Board of Directors during the month of May of each calendar year.

Section 2. Special Meetings. Special meetings of shareholders may be called at any time by the Chairman of the Board, or President, or by a majority of the Board of Directors, and shall be held at such time and place as may be stated in the notice of the meeting.

Special meetings of the shareholders may be called by the Secretary upon the written request of the holders of shares entitled to vote not less than twenty-five percent of all the votes entitled to be cast at such meeting, provided that (1) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (2) the shareholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such shareholders. No special meeting shall be called upon the request of shareholders to consider any matter which is substantially the same as a matter voted upon at any special meeting of the shareholders held during the preceding twelve months, unless requested by the holders of a majority of all shares entitled to be voted at such meeting.

Section 3. Notice of Meetings. The Secretary shall cause notice of the place, date, and hour, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, to be mailed, postage prepaid, not less than ten nor more than ninety days before the date of the meeting, to each shareholder entitled to vote at such meeting at his or her address as it appears on the records of the Corporation at the time of such mailing. Notice shall be deemed to be given when deposited in the United States mail addressed to the shareholders as aforesaid. Notice of any shareholders' meeting need not be given to any shareholder who shall sign a written waiver of such notice whether before or after the time of such meeting, or to any shareholder who is present at such meeting in person or by proxy. Notice of adjournment of a shareholders' meeting to another time or place need not be given if such time and place are announced at the meeting. Irregularities in the notice of any meeting to, or the nonreceipt of any such notice by, any of the shareholders shall not invalidate any action otherwise properly taken by or at any such meeting.

Section 4. Quorum and Adjournment of Meetings. The presence at any shareholders' meeting, in person, by telephone conference, or by proxy, of shareholders entitled to cast a majority of the votes shall be necessary and sufficient to constitute a quorum for the transaction of business. In the absence of a quorum, the holders of a majority of shares entitled to vote at the meeting and present in person or by proxy, or, if no shareholder entitled to vote is present in person or by proxy, any officer present entitled to preside or act as secretary of such meeting may adjourn the meeting without determining the date of the new meeting or from time to time without further notice to a date not more than 120 days after the original record date. Any business that might have been transacted at the meeting originally called may be transacted at any such adjourned meeting at which a quorum is present.

Section 5. Voting. Except as otherwise provided in the Articles of Incorporation or by applicable law, at each shareholders' meeting each shareholder shall be entitled to one vote for each share of stock of the Corporation validly issued and outstanding and registered in his or her name on the books of the Corporation on the record date fixed in accordance with Section 5 of Article VI hereof, either in person or by proxy appointed by instrument in writing subscribed by such shareholder or his or her duly authorized attorney, except that no shares held by the Corporation shall be entitled to a vote.

Except as otherwise provided in the Articles of Incorporation, these Bylaws, as required by provisions of the Investment Company Act of 1940, as amended ("1940 Act") or as required under Maryland law, all matters shall be decided by a vote of the majority of the votes validly cast. The vote upon any question shall be by ballot whenever requested by any person entitled to vote, but, unless such a request is made, voting may be conducted in any way approved at the meeting.

At any meeting at which there is an election of Directors, the chairman of the meeting may, and upon the request of the holders of ten percent of the stock entitled to vote at such election shall, appoint two inspectors of election who shall first subscribe an oath or affirmation to execute faithfully the duties of inspectors at such election with strict impartiality and according to the best of their ability, and shall, after the election, make a certificate of the result of the vote taken. No candidate for the office of Director shall be appointed as an inspector.

Section 6. Validity of Proxies. The right to vote by proxy shall exist only if the instrument authorizing such proxy to act shall have been signed by the shareholder or by his or her duly authorized attorney. Unless a proxy provides otherwise, it shall not be valid more than eleven months after its date. All proxies shall be delivered to the Secretary of the Corporation or to the person acting as Secretary of the meeting before being voted, who shall decide all questions concerning qualification of voters, the validity of proxies, and the acceptance or rejection of votes. If inspectors of election have been appointed by the chairman of the meeting, such inspectors shall decide all such questions. A proxy with respect of stock held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of such proxy the Corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise.

Section 7. Stock Ledger and List of Shareholders. It shall be the duty of the Secretary or Assistant Secretary of the Corporation to cause an original or duplicate stock ledger to be maintained at the office of the Corporation's transfer agent. Such stock ledger may be in written form or any other form capable of being converted into written form within a reasonable time for visual inspection. Any one or more persons, each of whom has been a shareholder of record of the Corporation for more than six months next preceding such request, who owns in the aggregate five percent or more of the outstanding capital stock of the Corporation, may submit (unless the Corporation at the time of the request maintains a duplicate stock ledger at its principal office in Illinois) a written request to any officer of the Corporation or its resident agent in Illinois for a list of the shareholders of the Corporation. Within twenty days after such a request, there shall be prepared and filed at the Corporation's principal office in New York a list containing the names and addresses of all shareholders of the Corporation and the number of shares of each class held by each shareholder, certified as correct by an officer of the Corporation, by its stock transfer agent, or by its registrar.

Section 8. Action Without Meeting. Any action required or permitted to be taken by shareholders at a meeting of shareholders may be taken without a meeting if
(1) all shareholders entitled to vote on the matter sign a written consent to the action, (2) all shareholders entitled to notice of the meeting but not entitled to vote at it sign a written waiver of any right to dissent, and (3) the consents and waivers are filed with the records of the meetings of shareholders. Such consent shall be treated for all purposes as a vote at the meeting.

                                   ARTICLE III

                               BOARD OF DIRECTORS

Section 1. Powers. Except as otherwise provided by operation of law, by the Articles of Incorporation, or by these Bylaws, the business and affairs of the Corporation shall be managed under the direction of and all the powers of the Corporation shall be exercised by or under authority of its Board of Directors.

Section 2. Number and Term of Directors. Except for the initial Board of Directors, the Board of Directors shall consist of not fewer than three nor more than five Directors, as specified by a resolution of a majority of the entire Board of Directors. Directors need not be shareholders of the Corporation. All acts done at any meeting of the Directors or by any person acting as a Director, so long as his or her successor shall not have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the Directors or of such person acting as a Director or that they or any of them were disqualified, be as valid as if the Directors or such other person, as the case may be, had been duly elected and were or was qualified to be Directors or a Director of the Corporation. Each Director shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

Section 3. Election. Unless otherwise required by the 1940 Act, at each annual meeting of shareholders, Directors shall be elected by vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon. A plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a Director.

Section 4. Vacancies and Newly Created Directorships. If any vacancies shall occur in the Board of Directors by reason of death, resignation, removal, or otherwise, or if the authorized number of Directors shall be increased, the

Directors then in office shall continue to act, and such vacancies (if not previously filled by the shareholders) may be filled by a majority of the Directors then in office, although less than a quorum, except that a newly created Directorship may be filled only by a majority vote of the entire Board of Directors; provided, however, that if, at any time that there are shareholders of the Corporation, immediately after filling such vacancy at least two-thirds (2/3) of the Directors then holding office shall have been elected to such office by the shareholders of the Corporation. In the event that at any time, other than the time preceding the first annual shareholders' meeting, less than a majority of the Directors of the Corporation holding office at that time were elected by the shareholders, a meeting of the shareholders shall be held promptly and in any event within sixty days for the purpose of electing Directors to fill any existing vacancies in the Board of Directors, unless the Securities and Exchange Commission shall by order extend such period.

Section 5. Removal. At any shareholders' meeting duly called, provided a quorum is present, the shareholders may remove any director from office (either with or without cause) and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of the removed director or directors. A majority of all the votes entitled to be cast for the election of directors is sufficient to remove a Director.

Section 6. Annual and Regular Meetings. The annual meeting of the Board of Directors for choosing officers and transacting other proper business shall be held at such other time and place as the Board may determine. The Board of Directors from time to time may provide by resolution for the holding of regular meetings and fix their time and place within or outside the State of New York. Except as otherwise provided in the 1940 Act, notice of such annual and regular meetings need not be given, provided that notice of any change in the time or place of such meetings shall be sent promptly to each Director not present at the meeting at which such change was made, in the manner provided for notice of special meetings. Except as otherwise provided under the 1940 Act, members of the Board of Directors or any committee designated thereby may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment that allows all persons participating in the meeting to hear each other at the same time.

Section 7. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, the Vice Chairman, or by two or more Directors, at the time and place (within or without the State of Illinois) specified in the respective notice or waivers of notice of such meetings. Notice of special meetings, stating the time and place, shall be (1) mailed to each Director at his or her residence or regular place of business at least three days before the day on which a special meeting is to be held or (2) delivered to him or her personally or transmitted to him or her by telegraph, telecopy, telex, cable, email or wireless at least one day before the meeting.

Section 8. Waiver of Notice. No notice of any meeting need be given to any Director who is present at the meeting or who waives notice of such meeting in writing (which waiver shall be filed with the records of such meeting) either before or after the time of the meeting. Receipt by the Secretary of the Corporation of an email acknowledgment that notice has been transmitted to any Director together with a telephone message alerting said Director of such email notice, shall constitute waiver of notice.

Section 9. Quorum and Voting. At all meetings of the Board of Directors, the presence of one half or more of the number of Directors then in office shall constitute a quorum for the transaction of business, provided that, at any time that there shall be more than one director, there shall be present at least two directors. In the absence of a quorum, a majority of the Directors present may adjourn the meeting, from time to time, until a quorum shall be present. The action of a majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless concurrence of a greater proportion is required for such action by law, by the Articles of Incorporation, or by these Bylaws.

Section 10. Action Without a Meeting. Except as otherwise provided under the 1940 Act, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent to such action is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 11. Compensation of Directors. Directors shall be entitled to receive such compensation from the Corporation for their services as may from time to time be determined by resolution of the Board of Directors.

                                  ARTICLE IIIA

                               ADVISORY DIRECTORS

Section 1. Advisory Directors. The Board of Directors may elect one or more persons (who may or may not be officers of the Corporation) to serve as Advisory Directors of the Corporation. Advisory Directors shall attend meetings of the Board of Directors, and provide advice and assistance to the Board of Directors as requested. Advisory Directors will not be deemed members of the Board of Directors and will vote only on matters which require passage by a disinterested majority vote of Directors. Such matters that require a vote by a majority of disinterested Directors will be classified as such by the Board of Directors.

Section 2. Election, Removal, etc. The election, tenure, qualifications, removal and resignation of Advisory Directors shall be governed by the provisions of
Article V of these By-Laws dealing with the election, tenure, qualifications, removal and resignation of officers.

Section 3. Indemnification and Insurance. An Advisory Director shall be entitled to the same Indemnification and Insurance provided under Article IX of these By-Laws as that which would apply to an officer or director of the Corporation.


                                   ARTICLE IV

                                   COMMITTEES

Section 1. Organization. By resolution adopted by the Board of Directors, the Board may designate one or more committees of the Board of Directors, including an Executive Committee. The Chairmen of such committees shall be elected by the Board of Directors. Each committee must be comprised of one or more members, each of whom must be a Director and shall hold committee membership at the pleasure of the Board. The Board of Directors shall have the power at any time to change the members of such committees and to fill vacancies in the committees. The Board may delegate to these committees any of its powers, except the power to authorize dividends on stock, authorize the issuance of stock, recommend to shareholders any action requiring shareholders' approval, amend these Bylaws, approve any merger or share exchange which does not require shareholder approval, approve or terminate any contract with an "investment adviser" or "principal underwriter," as those terms are defined in the 1940 Act, or to take any other action required by the 1940 Act to be taken by the Board of Directors.

Section 2. Executive Committee. Unless otherwise provided by resolution of the Board of Directors, when the Board of Directors is not in session, the Executive Committee, if one is designated by the Board, shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the Corporation that may lawfully be exercised by an Executive Committee. The President and Chairman shall automatically be members of the Executive Committee.

Section 3. Proceedings and Quorum. In the absence of an appropriate resolution of the Board of Directors, each committee may adopt such rules and regulations governing its proceedings, quorum, and manner of acting as it shall deem proper and desirable. In the event any member of any committee is absent from any meeting, the members thereof present at the meeting, whether or not they constitute a quorum, may appoint a member of the Board of Directors to act in the place of such absent member.

Section 4. Other Committees. The Board of Directors may appoint other committees, each consisting of one or more persons, who need not be Directors. Each such committee shall have such powers and perform such duties as may be assigned to it from time to time by the Board of Directors, but shall not exercise any power which may lawfully be exercised only by the Board of Directors or a committee thereof.

                                    ARTICLE V

                                    OFFICERS

Section 1. General. The officers of the Corporation shall be a Chairman; Chief Executive Officer; Vice President; Treasurer; and Secretary and may include one or more Vice Presidents, Assistant Secretaries, or Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of
Section 11 of this Article.

Section 2. Election, Tenure and Qualifications. The officers of the Corporation, except those appointed as provided in Section 11 of this Article V, shall be elected by the Board of Directors at its first meeting or such subsequent meetings as shall be held prior to its first annual meeting, and thereafter annually at its annual meeting. If any officers are not elected at any annual meeting, such officers may be elected at any subsequent regular or special meeting of the Board. Except as otherwise provided in this Article V, each officer elected by the Board of Directors shall hold office until the next annual meeting of the Board of Directors and until his or her successor shall have been elected and qualified. Any person may hold one or more offices of the Corporation except that no one person may serve concurrently as both President and Vice President. A person who holds more than one office in the Corporation may not act in more than one capacity to execute, acknowledge, or verify an instrument required by law to be executed, acknowledged, or verified by more than one officer. No officer, other than the Chairman or [Vice Chairman], need be a Director.

Section 3. Vacancies and Newly Created Officers. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or other cause, or if any new office shall be created, such vacancies or newly created offices may be filled by the Board of Directors at any regular or special meeting or, in the case of any office created pursuant to Section 11 hereof, by any officer upon whom such power shall have been conferred by the Board of Directors.

Section 4. Removal and Resignation. Any officer may be removed from office by the vote of a majority of the members of the Board of Directors given at a regular meeting or any special meeting called for such purpose. Any officer may resign from office at any time by delivering a written resignation to the Board of Directors, the President, the Chairman, the Secretary, or any Assistant Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

Section 5. President. The President shall be an executive officer of the Corporation and, in the absence of the Chairman, shall preside at all shareholders' meetings and at all meetings of the Board of Directors. Subject to the supervision of the Chairman and the Board of Directors, the President shall have general charge of the business, affairs, and property of the Corporation and general supervision over its officers, employees, and agents. Except as the Board of Directors may otherwise order, the President may sign in the name and on behalf of the Corporation all deeds, bonds, contracts, or agreements. The President shall exercise such other powers and perform such other duties as from time to time may be assigned by the Board of Directors.

Section 6. Chairman. The Chairman shall be the chief executive officer of the Corporation and shall preside at all shareholders' meetings and at all meetings of the Board of Directors, and may be ex officio a member of all committees of the Board of Directors. Except as the Board of Directors may otherwise order, the Chairman may sign in the name and on behalf of the Corporation all deeds, bonds, contracts, or agreements. The Chairman shall exercise such other powers and perform such other duties as from time to time may be assigned by the Board of Directors.

Section 7. The Vice Chairman shall be the chief operating officer of the Corporation and, in the absence of the Chairman, shall preside at the all shareholders' meetings and at all meetings of the Board of Directors. Except as the Board of Directors may otherwise order, the Vice Chairman may sign in the name and on behalf of the Corporation all deeds, bonds, contracts, or agreements. The Vice Chairman shall exercise such other powers and perform such other duties as from time to time may be assigned by the Board of Directors.

Section 8. Vice President. The Board of Directors may from time to time elect one or more Vice Presidents who shall have such powers and perform such duties as from time to time may be assigned to them by the Board of Directors or the President. The Board of Directors may establish titles among the Vice Presidents denoting their relative seniority. At the request of, or in the absence or in the event of the disability of, the President, the Vice President (or, if there are two or more Vice Presidents, then the senior of the Vice Presidents present and able to act) may perform all the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 9. Treasurer and Assistant Treasurers. The Treasurer shall be the principal financial and accounting officer of the Corporation and shall have general charge of the finances and books of account of the Corporation. Except as otherwise provided by the Board of Directors, the Treasurer shall have general supervision of the funds and property of the Corporation and of the performance by the Custodian of its duties with respect thereto. The Treasurer shall render to the Board of Directors, whenever directed by the Board, an account of the financial condition of the Corporation and of all transactions as Treasurer; and as soon as possible after the close of each financial year the Treasurer shall make and submit to the Board of Directors a like report for such financial year. The Treasurer shall perform all acts incidental to the office of Treasurer, subject of the control of the Board of Directors.

Any Assistant Treasurer may perform such duties of the Treasurer as the Treasurer or the Board of Directors may assign, and, in the absence of the Treasurer, may perform all the duties of the Treasurer.

Section 10. Secretary and Assistant Secretaries. The Secretary shall attend to the giving and serving of all notices of the Corporation and shall record all proceedings of the meetings of the shareholders and Directors in books to be kept for that purpose. The Secretary shall keep in safe custody the seal of the Corporation, and shall have responsibility for the records of the Corporation, including the stock books and such other books and papers as the Board of Directors may direct and such books, reports, certificates, and other documents required by law to be kept, all of which shall at all reasonable times be open to inspection by any Director. The Secretary shall perform such other duties which appertain to this office or as may be required by the Board of Directors. Any Assistant Secretary may perform such duties of the Secretary as the Secretary or the Board of Directors may assign, and, in the absence of the Secretary, may perform all the duties of the Secretary.

Section 11. Subordinate Officers. The Board of Directors from time to time may appoint such other officers and agents as it may deem advisable, each of whom shall have such title, hold office, for such period, have such authority, and perform such duties as the Board of Directors may determine. The Board of Directors from time to time may delegate to one or more officers or agents the power to appoint any such subordinate officers or agents and to prescribe their respective rights, terms of office, authorities, and duties. Any officer or agent appointed in accordance with the provisions of this Section 11 may be removed, either with or without cause, by any officer upon whom such power of removal shall have been conferred by the Board of Directors.

Section 12. Remuneration. The salaries or other compensation, if any, of the officers of the Corporation shall be fixed from time to time by resolution of the Board of Directors in the manner provided by Section 9 of Article III, except that the Board of Directors may by resolution delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of
Section 11 of this Article V.

Section 13. Surety Bond. The Board of Directors may require any officer or agent of the Corporation to execute a bond (including, without limitation, any bond required by the 1940 Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder) to the Corporation in such sum and with such surety or sureties as the Board of Directors may determine, conditioned upon the faithful performance of his or her duties to the Corporation, including responsibility for negligence and for the accounting of any of the Corporation's property, funds or securities that may come into his or her hands.

                                   ARTICLE VI

                                  CAPITAL STOCK

Section 1. Certificates of Stock. The interest of each shareholder of the Corporation may be evidenced by certificates for shares of stock in such form as the Board of Directors may from time to time authorize; provided, however, the Board of Directors may, in its discretion, authorize the issuance of noncertificated shares. No certificate shall be valid unless it is signed by the Chairman, President, or a Vice President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation and sealed with the seal of the Corporation, or bears the facsimile signatures of such officers and a facsimile of such seal. In case any officer who shall have signed any such certificate, or whose facsimile signature has been placed thereon, shall cease to be such an officer (because of death, resignation, or otherwise) before such certificate is issued, such certificate may be issued and delivered by the Corporation with the same effect as if he or she were such officer at the date of issue.

In the event that the Board of Directors authorizes the issuance of non-certificated shares of stock, the Board of Directors may, in its discretion and at any time, discontinue the issuance of share certificates and may, by written notice to the registered owners of each certificated share, require the surrender of share certificates to the Corporation for cancellation. Such surrender and cancellation shall not affect the ownership of shares of the Corporation.

Section 2. Transfer of Shares. Subject to the provisions of the next sentence of this Section 2 of Article VI, Shares of the Corporation shall be transferable on the books of the Corporation by the holder of record thereof in person or by his or her duly authorized attorney or legal representative (i) upon surrender and cancellation of any certificate or certificates for the same number of shares of the same class, duly endorsed or accompanied by proper instruments of assignment and transfer, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require, or (ii) as otherwise prescribed by the Board of Directors. the Board of Directors may, from time to time, adopt limitations and rules and regulations with reference to the transfer of the shares of stock of the Corporation to comply with the requirements of the Securities Act of 1933, as amended, or other applicable laws. The Corporation shall be entitled to treat the holder of record of any share of stock as the absolute owner thereof for all purposes, and accordingly shall not be bound to recognize any legal, equitable, or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law or the statutes of the State of Maryland.

Section 3. Stock Ledgers. The stock ledgers of the Corporation, containing the names and addresses of the shareholders and the number of shares held by them respectively, shall be kept at the principal offices of the Corporation or, if the Corporation employs a transfer agent, at the offices of the transfer agent of the Corporation.

Section 4. Transfer Agents and Registrars. The Board of Directors may from time to time appoint or remove transfer agents and registrars of transfers for shares of stock of the Corporation, and it may appoint the same person as both transfer agent and registrar. Upon any such appointment being made, all certificates representing shares of capital stock thereafter issued shall be countersigned by one of such transfer agents or by one of such registrars or by both and shall not be valid unless so countersigned. If the same person shall be both transfer agent and registrar, only one countersignature by such person shall be required.

Section 5. Fixing of Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the shareholders entitled to notice of or to vote at any shareholders' meeting or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, provided that
(1) such record date shall be within ninety days prior to the date on which the particular action requiring such determination will be taken; (2) the transfer books shall not be closed for a period longer than twenty days; and (3) in the case of a meeting of shareholders, the record date shall be at least ten days before the date of the meeting.

Section 6. Lost, Stolen or Destroyed Certificates. Before issuing a new certificate for stock of the Corporation alleged to have been lost, stolen, or destroyed, the Board of Directors or any officer authorized by the Board may, in its discretion, require the owner of the lost, stolen, or destroyed certificate (or his or her legal representative) to give the Corporation a bond or other indemnity, in such form and in such amount as the Board or any such officer may direct and with such surety or sureties as may be satisfactory to the Board or any such officer, sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

                                   ARTICLE VII

                           FISCAL YEAR AND ACCOUNTANT

     Section 1. Fiscal Year. The fiscal year of the Corporation shall, unless otherwise ordered by the Board of Directors, be twelve calendar months ending on the 31st day of December.

     Section 2. Accountant.

A. The Corporation shall employ an independent public accountant or a firm of independent public accountants as its Accountant to examine the accounts of the Corporation and to sign and certify financial statements filed by the Corporation. The Accountant's certificates and reports shall be addressed both to the Board of Directors and to the shareholders. The employment of the Accountant shall be conditioned upon the right of the Corporation to terminate the employment forthwith without any penalty by vote of a majority of the outstanding voting securities at any shareholders' meeting called for that purpose.

B. A majority of the members of the Board of Directors who are not "interested persons" (as defined in the 1940 Act) of the Corporation shall select the Accountant at any meeting held within thirty days before or after the beginning of the fiscal year of the Corporation or before the annual shareholders' meeting in that year. The selection shall be submitted for ratification or rejection at the next succeeding annual shareholders' meeting. If the selection is rejected at that meeting, the Accountant shall be selected by majority vote of the Corporation's outstanding voting securities, either at the meeting at which the rejection occurred or at a subsequent meeting of shareholders called for the purpose of selecting an Accountant.

C. Any vacancy occurring between annual meetings due to the resignation of the Accountant may be filled by the vote of a majority of the members of the Board of Directors who are not interested persons.

                                  ARTICLE VIII

                              CUSTODY OF SECURITIES

Section 1. Employment of a Custodian. The Corporation shall place and at all times maintain in the custody of a Custodian (including any sub-custodian for the Custodian) all funds, securities and similar investments owned by the

Corporation. The Custodian (and any sub-custodian) shall be a bank or trust company of good standing having an aggregate capital, surplus, and undivided profits not less than fifty million dollars ($50,000,000) or such other financial institution or other entity as shall be permitted by rule or order of the Securities and Exchange Commission. The Custodian shall be appointed from time to time by the Board of Directors, which shall fix its remuneration.

Section 2. Termination of Custodian Agreement. Upon termination of the agreement for services with the Custodian or inability of the Custodian to continue to serve, the Board of Directors shall promptly appoint a successor Custodian, but in the event that no successor Custodian can be found who has the required qualifications and is willing to serve, the Board of Directors shall call as promptly as possible a special meeting of the shareholders to determine whether the Corporation shall function without a Custodian or shall be liquidated. If so directed by resolution of the Board of Directors or by vote of the holders of a majority of the outstanding shares of stock of the Corporation, the Custodian shall deliver and pay over all property of the Corporation held by it as specified in such vote.

Section 3. Other Arrangements. The Corporation may make such other arrangements for the custody of its assets (including deposit arrangements) as may be required by any applicable law, rule, or regulation.

                                   ARTICLE IX

                          INDEMNIFICATION AND INSURANCE

Section 1. Indemnification of Officers, Directors, Employees and Agents. The Corporation shall indemnify its present and past directors, officers, employees, and agents (including any "investment adviser" or "principal underwriter," as those terms are defined in the 1940 Act), and any persons who are serving or have served at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or enterprise, to the full extent provided and allowed by Maryland Code concerning corporations, as amended from time to time or any other applicable provisions of law. Notwithstanding anything herein to the contrary, no director, officer, investment adviser, or principal underwriter of the Corporation shall be indemnified in violation of Sections 17(h) and (i) of the 1940 Act. Expenses incurred by any such person in defending any proceeding to which he or she is a party by reason of service in the above-referenced capacities shall be paid in advance or reimbursed by the Corporation to the full extent permitted by law, including Sections 17(h) and (i) of the 1940 Act.

Section 2. Insurance of Officers, Directors, Employees and Agents. The Corporation may purchase and maintain insurance on behalf of any person who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in or arising out of his or her position, whether or not the Corporation would have the power to indemnify him or her against such liability. Notwithstanding the foregoing, any insurance so purchased will not protect or purport to protect any officer or director against liabilities for willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.

Section 3. Amendment. No amendment, alternation, or repeal of this Article or the adoption, alteration, or amendment of any other provision of the Articles of Incorporation or Bylaws inconsistent with this Article shall adversely affect any right or protection of any person under this Article with respect to any act or failure to act which occurred prior to such amendment, alteration, repeal, or adoption.


                                    ARTICLE X

                                   AMENDMENTS

Section 1. General. Except as provided in Section 2 of this Article X, all Bylaws of the Corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new
Bylaws may be made by the affirmative vote of a majority of either: (1) the holders of record of the outstanding shares of stock of the Corporation entitled to vote, at any annual or special meeting, the notice or waiver of notice of which shall have specified or summarized the proposed amendment, alteration, repeal, or new Bylaw; or (2) the Directors, at any regular or special meeting the notice or waiver of notice of which shall have specified or summarized the proposed amendment, alteration, repeal, or new Bylaw.

Section 2. By Shareholders Only. No amendment of any section of these Bylaws shall be made except by the shareholders of the Corporation if the Bylaws provide that such section may not be amended, altered, or repealed except by the shareholders. From and after the issue of any shares of the capital stock of the Corporation, no amendment, alteration, or repeal of this Article X shall be made except by the affirmative vote of the holders of either: (a) more than two-thirds of the Corporation's outstanding shares present at a meeting at which the holders of more than fifty percent of the outstanding shares are present in person or by proxy, or (b) more than fifty percent of the Corporation's outstanding shares.

I certify that the bylaws are the official bylaws of Infinity Capital Group, Inc., as adopted by the Board of Directors on July 8, 2003, signed this day of July 8, 2003.


/s/ Karl Nelson
---------------------------------
Karl Nelson
Corporate Secretary

                        EXHIBIT "D" TO OFFERING CIRCULAR
                               DATED JUNE 12, 2009

                     ** INFINITY CAPITAL GROUP, INC. LOGO **

                          INFINITY CAPITAL GROUP, INC.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                           80 Broad Street, 5th Floor
                            New York, New York 10004
                              Phone (212) 962-4400
                               Fax (212) 962-4422
                  (Principal Business Address and Phone Number)


                             SUBSCRIPTION AGREEMENT

         The undersigned (the "Subscriber"), hereby subscribes to purchase Shares issued by Infinity Capital Group, Inc., a Maryland corporation (the "Company"), in the amount set forth on the signature page below ("Commitment"), on the terms and conditions set forth herein. (Capitalized terms used and not defined in this Agreement have the meanings assigned to them in the Offering Circular dated June 12, 2009 referred to below.)

         1. SALE AND PURCHASE OF SHARES. Subject to the terms and conditions set forth in this Agreement, and in reliance upon the representations and warranties of the respective parties set forth in this Agreement, the Company hereby agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, Shares in the amount of its Commitment.

        2. MANNER OF PAYMENT. Payments made to purchase Shares shall be made on or before the payment date (the "Payment Date"), which shall occur no later than five business days from the date of this Agreement. Payments shall be made by wire transfer or by personal check.

      3. PAYMENT DEFAULT. If payment for the purchase of Shares is received by the Company from the Subscriber later than 14 days after the Payment Date, interest will be charged on the overdue amount, calculated at a daily rate equal on an annualized basis to four percentage points over the highest rate of interest reported from time to time as a "prime rate" by The Wall Street Journal (provided that, if such rate is in excess of the maximum rate of interest permitted by law, interest will be charged at such maximum rate). If a default in a payment under this Subscription Agreement (including interest charges) remains uncured for 30 days following a payment date, the Company may, at its option, pursue any or all of the following remedies: (i) cancel the balance of the Subscriber's subscription (including the installment as to which the Subscriber had defaulted), (ii) assign the remaining balance of the Subscriber's subscription (including the installment as to which the Subscriber has defaulted) to another investor selected by the Company and/or (iii) repurchase the Shares previously purchased by the Subscriber at a purchase price per Share equivalent to the price of $0.40 per share. The election by the Company to pursue one or more of these remedies will not preclude the Company from pursuing any rights it may have to seek judicial enforcement of the Subscriber's subscription obligation.

         4. RESTRICTION ON ASSIGNMENT OF SUBSCRIPTION AGREEMENT. Neither this Agreement nor any rights or interests herein may be assigned by the Subscriber nor may the obligations of the Subscriber be assumed or performed by another, other than a successor to the entire business and affairs of the Subscriber, without the express prior written consent of the Company. The Company may withhold consent to the assignment of this Agreement in its sole discretion. Except as provided in Section 3 hereof, neither this Agreement nor any rights or interests herein may be assigned by the Company.

         5.   [INTENTIONALLY OMITTED]

         6.   REPRESENTATIONS  AND  WARRANTIES  OF  THE  COMPANY.   The  Company
represents and warrants that:

                 (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power and authority to carry on its business as now conducted and as proposed to be conducted in the Company's Offering Circular ("Offering Circular") and to issue the Shares subscribed for hereby. This Agreement and any other documents executed and delivered by the Company in connection herewith have been duly authorized, executed and delivered by the Company, and are the legal, valid and binding obligations of the Company enforceable in accordance with their respective terms.

                 (ii) The execution and delivery of this Agreement and any other documents executed and delivered by the Company in connection herewith do not, and the performance and consummation of the transactions set forth or contemplated herein will not, contravene or result in a default under any provision of existing law or regulations to which the Company is subject, the provisions of the charter, by-laws or other governing documents of the Company or any indenture, mortgage or other instrument or agreement to which the Company is a party or by which it is bound and does not require on the part of the Company any approval, authorization, license or filing from or with any federal, state, municipal or foreign board or agency (except such approvals, authorizations, licenses or filings as have been obtained or made).

                 (iii) The Company has filed a notice of intent with the Securities and Exchange Commission, pursuant to Section 54(a) of the 1940 Act and is subject to the provisions of Sections 55 through 65 of the 1940 Act.

         7.  REPRESENTATIONS  AND  WARRANTIES  OF  SUBSCRIBER.   The  Subscriber
represents and warrants that:

                 (i) This Agreement and any other documents executed and delivered by the Subscriber in connection herewith have been duly executed and delivered by the Subscriber, and are the legal, valid and binding obligations of the Subscriber enforceable in accordance with their respective terms.

                 (ii) If the Subscriber is an Individual Retirement Account ("IRA"), (a) the Subscriber has the power and authority to purchase the Shares subscribed for hereby, (b) the execution and delivery of this Agreement and any other documents executed and delivered by the Subscriber in connection herewith do not, and the performance and consummation of the transactions set forth or contemplated herein will not, contravene or result in a default under any provision of existing law or regulations to which the Subscriber is subject or the provisions of any custodial agreement, trust instrument or other governing documents of the Subscriber, and (c) the Subscriber has caused this Agreement to be executed by one or more of its custodians or trustees thereunto duly authorized.

                 (iii) If the Subscriber is an employee benefit plan as defined in ERISA (an "ERISA Plan"), (a) the execution and delivery of this Agreement and any other documents executed and delivered by the Subscriber in connection herewith do not, and the performance and consummation of the transactions set forth or contemplated herein will not, contravene or result in a default under any provision of existing law or regulations to which the Subscriber is subject or the provisions of any trust instrument or other governing documents of the Subscriber; (b) the Subscriber has caused this Agreement to be executed by one or more of its fiduciaries thereunto duly authorized; and (c) such fiduciaries, by executing and delivering this Agreement on behalf of such ERISA Plan, represent and warrant that (w) they and their co-fiduciaries, if any, have been informed of the Company's investment objectives, policies and strategies, (x) the decision to invest plan assets in the Company was made with appropriate consideration of relevant investment factors with regard to such ERISA Plan; (y) such decision was made by such fiduciaries without reliance on any investment advice or recommendation provided by the Company, and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA; and (z) if the Company's underlying assets are deemed to be "plan assets" of ERISA Plan investors, such fiduciaries shall be deemed to have appointed the Company as investment managers of the ERISA Plan Subscribers with respect to the assets managed in the Company.

                 (iv) The Subscriber acknowledges that the Shares have not been registered under the 1933 Act or any state securities laws but are exempt from such registration pursuant to Regulation E of 1933 Act and the National Securities Markets Improvements Act of 1996, and can be disposed of at the discretion of the Subscriber, however, there may not be a public market for the sale of the Shares at any future time.

                 (v) The Subscriber acknowledges that the Company will accept this subscription, and issue the Shares as contemplated hereunder, in a transaction intended to be exempt from registration under the 1933 Act under Regulation E thereunder.

                 (vi) The Subscriber has received and carefully reviewed the Offering Circular and understands that any information provided other than in the Offering Circular has been furnished on the understanding that the Subscriber will refer to the Offering Circular for an authoritative statement on all matters covered therein with respect to the Company and other information concerning the Offering. The Subscriber has had reasonable time and opportunity to ask questions and receive answers concerning the terms and conditions of the offering and the proposed operations of the Company, and has received responses to such questions that it has chosen to ask. Subscriber acknowledges that any information is not intended to predict actual performance of the Company and that Subscriber has not relied on such information or that purpose. Subscriber understands that past performance does not guarantee future results

                 (vii) The Subscriber recognizes that an investment in the Company involves certain risks and it has taken full cognizance of and understands the risk factors relating to a purchase of Units, including those set forth under the headings "Risk Factors" in the Offering Circular. The
Subscriber is capable of bearing a high degree of risk, including the possibility of a loss of its investment and the lack of a public market such that it will not be possible to readily liquidate the investment. The Subscriber has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in the Shares and protecting its own interest in connection with the investment in the Shares.

                 (viii) The Subscriber acknowledges that it has not relied upon the Company or any of its employees, directors, officers or agents for any investment, tax, legal or ERISA advice in connection with its purchase of Shares and that the Subscriber has consulted, to the extent necessary, its own advisers with respect to the investment, tax, legal or ERISA considerations of a purchase of Shares.

                 (ix) The Subscriber acknowledges that there have been no guarantees or warranties made to it by the Company or any of its employees, directors, officers or agents, expressly or by implication, other than as contained in the Offering Circular, with respect to (i) the approximate length of time that it will be required to remain an owner of its Shares; or (ii) the percentage of profit and/or the amount or type of consideration, profit or loss to be realized as a result of its investment.

                 (x) I represent that I am an "Accredited Investor" or an Officer of an "Accredited Investor" as defined below:

[___] IF APPLICABLE, PLEASE CHECK BOX

         ACCREDITED INVESTOR shall mean any person who comes within any of the following categories, or who the issuer reasonably believes come within any of the following categories, at the time of the sale of the securities to that person.

         (1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

         (2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

         (3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

         (4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

         (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

         (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

         (7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in ss.230.506(b)(2)(ii); and

         (8) Any entity in which all of the equity owners are accredited investors.

         (9) An entity or person defined under CFR ss.2330.001 Section 4(6) of the Securities Act of 1933 and California Corporations Code ss.25102(n) (by inclusion).

         8. COVENANTS OF THE SUBSCRIBER. The Subscriber agrees with the Company that:

                 (i) For so long as the Subscriber owns Shares, the Subscriber shall, upon request, disclose to the Company such information with respect to direct or indirect holdings of such Shares as the Company deems necessary to comply with provisions of the Internal Revenue Code of 1986 applicable to the Company, to comply with requirements of any other appropriate taxing authority, or to comply with the provisions of the 1940 Act, as any of said laws may be amended from time to time.

                 (ii) The Subscriber, if an IRA or an ERISA Plan, will furnish to the Company promptly upon its request the information called for by applicable "prohibited transaction" regulations of the Department of Labor and any other information with respect to Subscriber's parties in interest as the Company may reasonably require.

                 (iii) The Subscriber will indemnify and hold the Company harmless from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Subscriber in this Agreement or any other document furnished by it to the Company.

                 (iv) The Subscriber acknowledges that the Company has the exclusive right and unilateral discretion and authority to accept the subscription agreement from Subscriber and may refuse to do so if: (a) it deems Subscriber does not meet the minimum suitability requirements for this Offering;
(b) the Offering has been closed and there are no Shares to fulfill Subscriber's subscription purchase; and (c) any other reasonable and justifiable basis to withhold the subscription agreement from being fulfilled on the part of the Company in issuing Shares to Subscriber. In the event of any of the foregoing instances, subscriber will be promptly notified in writing by the Company of the reasons for why it cannot accept the submitted subscription agreement from Subscriber and will promptly refund any funds submitted by Subscriber via company check to the Subscriber's address as provided in the subscription agreement within 5 business days of such notification.

         9. NOTICES. The address of the Subscriber for all purposes shall be the address set forth on the signature page to this Agreement, or such other address of which the Company has received notice in accordance with the provisions hereof. The address of the Company for all purposes shall be 80 Broad Street, 5th Floor, New York, NY 10004 or such other address of which the Subscriber has received notice in accordance with the provisions hereof. Any notice or communication to be given under this Agreement shall be made in writing and, unless otherwise herein provided, shall be deemed to have been given when sent by first class to such party at such address.

         10. APPLICABLE LAW. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the State of New York.

         11. COUNTERPARTS; OTHER AGREEMENTS. This Agreement may be executed in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

         12. MISCELLANEOUS. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter contained in this Agreement and supersedes all prior understandings of the parties. The invalidity or unenforceability of any one provision of this Agreement shall in no way affect the validity of any other provision, and all other provisions shall remain in full force and effect. No waiver by any party of any breach of any term hereof shall be construed as a waiver of any subsequent breach of that term or any other term of the same or of a different nature.

       13. TAX CERTIFICATION. The Subscriber certifies that (1) the taxpayer identification provided above the Subscriber signature is correct and (2) the Subscriber is not subject to backup withholding because (i) the Subscriber has not been notified that the Subscriber is subject to backup withholding as a result of failure to report interest and dividends or (ii) the Internal Revenue Service has not notified the Subscriber that the Subscriber is subject to backup withholding. [Strike out clause (2) if incorrect.]

         IN WITNESS WHEREOF, this Agreement has been executed by the Subscriber as of the date of the Subscriber's signature set forth on the signature page hereto and, if accepted by the Company, becomes an Agreement binding on the Company as of the date of the signature signifying acceptance set forth on the attached signature page.

SUBSCRIBER agrees to purchase _____________ Shares of Infinity Capital Group, Inc. (at a purchase price of $0.40 per Share) in the total amount of ______________ dollars, which is immediately payable by check submitted with this subscription agreement payable to "Infinity Capital Group, Inc.", 80 Broad Street, New York, NY 10004 or payable via wire transfer within two business days of faxing this subscription agreement to Citibank Bank, Address: 120 Broadway, New York, New York, 10271 to the account of "Infinity Capital Group, Inc.", with the routing number 021000089 and account number 5473122. For International wires please use the Swift #CITIUS33. Please fax Subscription Agreement to 212-962-4422.





                            [SIGNATURE PAGE FOLLOWS]

SUBSCRIBER: I HEREBY ACKNOWLEDGE THAT I HAVE RECEIVED, READ AND UNDERSTAND THE ACCOMPANYING OFFERING CIRCULAR AND MY INVESTMENT MADE HERE DOES NOT EQUAL TO GREATER THAN 10% OF MY LIQUID NET WORTH.


---------------------------------------                  --------------------
Signed:                                                         Date

Please Type or Print the following information:

Name:
         ----------------          ----     ---------------------------------
              First                Init.    Last

Home Address:
                 -------------------------------------------------------------
                                     Street

----------------------------        -----           ------------------
           City                     State                  Zip

Home Phone:                        Work Phone:
             -------------------               ----------------
Other (Pager/Cellular)
                       --------------------

Social Security Number or Taxpayer ID:        ______-___-_____________

Email Address:
              ------------------------------------------------------ (REQUIRED)


Having received this Subscription Agreement and acknowledging receipt of funds from the above Subscriber in the amount of __________ dollars for an issuance of __________ Shares, of Infinity Capital Group, Inc., the undersigned, having the authority to accept such subscription agreement and having determined that there is no valid reason not to so accept such Subscription Agreement, acknowledges its receipt and will instruct the Company's transfer agent to record the above Subscriber as a holder of the above purchased Shares as of the date written below.

         ---------------------------------------
         Gregory H. Laborde
         President
         Infinity Capital Group, Inc.

         Dated:   _____/ ___/_______

                         NOTICE TO RESIDENTS OF FLORIDA


         Florida residents who subscribe under the attached Subscription Agreement are advised that pursuant to Florida Revised Statutes, any subscriber has three (3) days after subscription within which to rescind the subscription for a full refund by mailing, faxing or emailing a letter rescinding the subscription to Infinity Capital Group, Inc. at 80 Broad Street, 5th Floor, New York, New York 10004.

         Please sign below that you have received a copy of this Notice and fax the signed page to the Company at 212-962-4422




                           Date:
                                 ------------------, 200__


                           -----------------------------
                           Print Name



                           ------------------------------
                           Subscriber Signature